     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM F-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  TRICOM, S.A.

             (Exact name of Registrant as specified in its charter)

     DOMINICAN REPUBLIC                     481                      NOT APPLICABLE
(State or other jurisdiction   (Primary Standard Industrial    Classification Code Number)
             of                      (I.R.S. Employer
      incorporation or            Identification Number)
        organization)

                                  TRICOM, S.A.
                            AVE. LOPE DE VEGA NO. 95
                       SANTO DOMINGO, DOMINICAN REPUBLIC
                           TELEPHONE: (809) 476-6000

  (Address, including zip code, and telephone number of registrant's principal executive offices)

                             CT CORPORATION SYSTEM
                         111 EIGHTH AVENUE, 13TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8940
(Name, address, including zip code, and telephone number, of agent for service)

                         ------------------------------

                                   COPIES TO:

    STEVEN L. WASSERMAN, ESQ.                 JOHN D. WATSON, JR., ESQ.
         PAUL, HASTINGS,                           LATHAM & WATKINS
      JANOFSKY & WALKER LLP                 1001 PENNSYLVANIA AVENUE, N.W.
         399 PARK AVENUE                              SUITE 1300
     NEW YORK, NEW YORK 10022                   WASHINGTON, D.C. 20004
    TELEPHONE: (212) 318-6000                 TELEPHONE: (202) 637-2200

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES      AMOUNT TO BE      AGGREGATE PRICE PER  AGGREGATE OFFERING      REGISTRATION
         TO BE REGISTERED              REGISTERED(1)           UNIT(2)           PRICE (1)(2)            FEE(2)
Class A Common Stock, par value
  RD $10 per share(3).............       4,600,000            $22.0625           $101,487,500          $26,792.70

(1) Includes securities which the underwriters have the option to purchase to cover over-allotments, if any.

(2) The filing fee has been calculated pursuant to Rule 457(c) promulgated under the Securities Act of 1933.

(3) A separate registration statement on Form F-6 will be filed with the Securities and Exchange Commission to register the American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the shares of Class A Common Stock registered hereby. Each American Depositary Share represents one share of Class A Common Stock.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MARCH 20, 2000

PRELIMINARY PROSPECTUS
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT A SOLICITATION FOR NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                      4,000,000 AMERICAN DEPOSITARY SHARES

                                     [LOGO]

                               EACH REPRESENTING

                       ONE SHARE OF CLASS A COMMON STOCK
                               -----------------

This is an offering of American depositary shares by TRICOM, S.A. We are selling all of the ADSs offered under this prospectus.

Each ADS represents one share of our Class A common stock. Our authorized capital stock consists of Class A common stock and Class B stock. The economic rights of each class are identical, but voting rights differ. Holders of the Class A common stock are entitled to one vote per share and holders of the Class B stock are entitled to ten votes per share. Both classes vote together as a single class on all matters except any matter that would adversely affect the rights of either class. Shares of Class B stock are convertible into shares of Class A common stock on a one-for-one basis at the option of the holder.

Our ADSs are listed on the New York Stock Exchange under the symbol "TDR." The last reported sale price of our ADSs on March 16, 2000 was $22.9375 per ADS.

SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE ADSS.
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per
                                                              ADS    Total
                                                             ------  ------
Public offering price......................................    $       $
Underwriting discount......................................    $       $
Proceeds, before expenses, to us...........................    $       $

                            ------------------------

The underwriters may purchase up to an additional 600,000 ADSs from us at the public offering price less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the ADSs against payment in New York, New
York on   , 2000.
                            ------------------------

                               JOINT BOOKRUNNERS

BEAR, STEARNS & CO. INC.                              MORGAN STANLEY DEAN WITTER
                                ----------------

                  The date of this prospectus is       , 2000.

Map of the United States, Central and South America, and the Caribbean showing the submarine fiber optic cable systems in which Tricom has interests and Tricom's international gateway switches.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE ADSS BEING SOLD IN THE OFFERING AND THE FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OPTIONS TO PURCHASE ADDITIONAL ADSS IN THE OFFERING WILL NOT BE EXERCISED.

                                  TRICOM, S.A.

OVERVIEW

    TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. In 1998, we carried 46.4% of the southbound voice and data traffic from the United States to the Dominican Republic.

    Our recent success is reflected in the following period to period changes from 1998 to 1999:

    - Local access lines grew 47.5% to 118,926;

    - Cellular and PCS subscribers increased 62.2% to 176,080;

    - International long distance minutes increased 56.1% to 360.5 million;

    - Revenue increased 36.1% to $170.8 million;

    - Net income increased 23.1% to $22.0 million; and

    - EBITDA increased 39.9% to $75.0 million.

    Our business model has been based on aggressive marketing, strong customer service, rapid deployment of state-of-the-art technologies and use of highly integrated management information systems. We have built a strong brand name since 1992 in the Dominican Republic. Today, our wireless network covers more than 6.5 million people. In 1999 we launched a wireless local loop system in areas of Santo Domingo and Santiago, the two largest cities in the Dominican Republic, and in six other cities. Using wireless local loop technology we can connect a customer within 48 hours, substantially less time than required for wireline installation. We intend to grow our Dominican Republic business and in addition, we intend to export our business model to selected Caribbean and Central American markets, capitalizing on the expected growth and increasing liberalization of their telecommunications markets.

    Our largest shareholder is GFN Corporation Ltd., one of the Dominican Republic's largest privately held companies, which owns the country's largest insurance company and one of its largest banks, as well as other interests in finance and publishing. Our second largest shareholder is Motorola, Inc. After giving effect to this offering, GFN will own 39.8% and Motorola will own 26.5% of our common stock. We believe that their involvement provides us with important technical expertise, strong local market presence, leadership and access to new markets.

MARKET OPPORTUNITIES

    We believe that the Dominican telecommunications market represents an attractive opportunity and that the following factors will continue to drive the growth in this market:

    - UNDERSERVED MARKET. According to the International Telecommunication Union or ITU, at December 31, 1998, teledensity (the ratio of local access lines to inhabitants) in the Dominican

      Republic was 9.3 telephone lines per 100 inhabitants, while the ratio on that date was 17.2 in Costa Rica, 13.4 in Panama and 35.1 in Puerto Rico.

    - AMONG THE FASTEST GROWING ECONOMIES IN LATIN AMERICA. According to the information provided by the Central Bank of the Dominican Republic, GDP in the Dominican Republic grew at an average annual rate exceeding 7% from 1993 through 1998. The Dominican Republic experienced real GDP growth of 7.3% in 1998 and 8.3% in 1999. This has made it one of the fastest growing economies in Latin America. The World Bank projects growth for the Dominican Republic to exceed 7% in 2000.

    - STRONG GROWTH IN THE TELECOMMUNICATIONS SERVICE MARKETS. The telecommunications service market in the Dominican Republic grew at an average annual rate of 17.5% from 1993 to 1998 according to the Central Bank of the Dominican Republic.

    We believe significant opportunities also exist in several markets in the Caribbean and Central America which share many of the characteristics presented by the Dominican Republic for the past several years, including:

    - rapidly growing economies;

    - low penetration of telecommunications services;

    - continuing privatization and liberalization of markets for telecommunications services;

    - current limited competition in the telecommunications service sector; and

    - technological improvements that lower the cost or reduce installation time for new access lines, enabling new entrants to compete more effectively.

    At December 31, 1998, there were approximately 54 million inhabitants in our targeted Caribbean and Central American markets, with teledensity ratios varying from 0.8 to 35.1 lines per 100 inhabitants.

OUR STRATEGY

    Our goal is to capitalize on our existing core businesses and competitive skills to further build our market share and penetrate new markets. We intend to:

LEVERAGE OUR ASSET BASE AND KEY STRENGTHS, INCLUDING OUR:

    - switching facilities and international fiber optic submarine cable system;

    - local exchange, wireless local loop, and mobile infrastructure;

    - strong brand name recognition and marketing capabilities; and

    - strong historic revenue and cash flow growth.

EXPAND EXISTING MARKET COVERAGE IN THE DOMINICAN REPUBLIC AND THE UNITED STATES
  BY:

    - focusing on high-growth market segments in the Dominican Republic, including residential local and cellular and PCS services;

    - expanding our long distance operations in the United States to target additional ethnic and geographic markets and to expand our ownership and control of distribution channels; and

    - capitalizing on opportunities in the Dominican Republic created by the growing digital economy to expand our broadband data transmission business, Internet service provider, or ISP, business and e-commerce operations.

EXPAND INTO SELECTED CARIBBEAN AND CENTRAL AMERICAN MARKETS BY:

    - selectively providing telecommunications services in attractive markets;
      and

    - applying our wireless operating experience, scalable back office systems and marketing know-how to develop telecommunications operations.

                            ------------------------

    We are incorporated in the Dominican Republic. Our operations are headquartered at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic and our telephone number at the above address is 809-476-6000. Our website address is www.tricom.net. The information on our website is not part of this prospectus.

                                  THE OFFERING

Offering.....................................  4,000,000 ADSs offered by us

Number of shares of Class A common stock to    9,700,000 shares
  be outstanding after this Offering.........

Number of shares of Class B stock to be        19,144,544 shares
  outstanding after this Offering............

ADS/Share Ratio..............................  1/1

Over-allotment Option........................  The underwriters may purchase up to an additional 600,000 ADSs from us at the public
                                               offering price less the underwriting discount
                                               to cover over-allotments.

Voting Rights................................  Holders of Class A common stock are entitled to one vote per share. Holders of Class B
                                               stock are entitled to ten votes per share.
                                               Both classes of capital stock vote together
                                               as a single class on all matters submitted to
                                               a vote of the shareholders except any matter
                                               that would adversely affect the rights of
                                               either class.

Conversion and Transfer of Class B Shares....  Shares of Class B stock are convertible into shares of Class A common stock on a
                                               one-for-one basis at the option of the holder
                                               and may not be transferred except to
                                               permitted transferees.

New York Stock Exchange Symbol...............  "TDR"

Depositary...................................  The Bank of New York

Use of Proceeds..............................  We intend to use the net proceeds for capital expenditures and working capital.

                                THE CONCURRENT DEBT OFFERING

Aggregate Principal Amount...................  $300 million of     % senior notes due 2007.

Maturity.....................................  , 2007.

Ranking......................................  The notes will be senior, unsecured obligations of TRICOM, S.A. The notes will
                                               not be secured or guaranteed by any of our
                                               subsidiaries.

Certain Covenants............................  The indenture under which the notes are being issued will contain covenants which, among
                                               other

                                               things and subject to important exceptions,
                                               restrict our ability and the ability of our
                                               subsidiaries to:

                                               - borrow money;

                                               - pay dividends on or purchase our stock;

                                               - make investments;

                                               - use assets as security in other
                                               transactions; and

                                               - sell assets or merge with or into other
                                                 companies.

Use of Proceeds..............................  We intend to use the net proceeds of the concurrent debt offering to finance our
                                               tender offer for the 11 3/8% senior notes due
                                               2004, for repayment of debt, capital
                                               expenditures and working capital.

    This offering and the concurrent debt offering are not contingent on each other.

                                  TENDER OFFER

    We currently are offering to purchase by tender offer the $200 million in principal amount of our 11 3/8% senior notes due 2004. Our offer is conditioned upon the holders of these notes consenting to amendments to the indenture governing the notes that would eliminate restrictive covenants, as well as other conditions, including our obtaining acceptable financing in the concurrent debt offering.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the ADSs.

                             ADDITIONAL INFORMATION

    In this prospectus, references to "$," "US$, "U.S. dollars" or "dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. We adopted the United States dollar as our functional currency effective January 1, 1997 and all currency translations are made pursuant to U.S. generally accepted accounting principles. This prospectus contains translations of Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations do not mean that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the Dominican peso amounts that appear in this prospectus have been translated into United States dollars at an exchange rate of RD$16.05 = $1.00. This rate is the private market rate, which is the average of prices of one U.S. dollar quoted by certain private commercial banks as reported by Banco Central de la Republica Dominicana, on December 31, 1999, the date of the most recent financial information included in this prospectus. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. See "Exchange Rates" for more information regarding rates of exchange. On March 13, 2000, the private market rate was RD$16.25 = $1.00.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The following table provides summary financial and operating data of TRICOM for the periods indicated. We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. We have derived the summary financial data from our consolidated financial statements, which have been audited by KPMG, independent auditors. You should read the information in the following tables in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements included in this prospectus.

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1997           1998       1999
                                                             --------       --------   --------
                                                                     (IN THOUSANDS)(1)
STATEMENTS OF OPERATIONS DATA:
Operating revenues:
  Toll.....................................................  $ 15,511       $ 17,645   $ 23,118
  International............................................    39,432         50,332     60,592
  Local service............................................     6,412         12,942     33,859
  Cellular and PCS.........................................    13,073         20,364     26,474
  Paging...................................................     5,079          4,528      2,696
  Sale and lease of equipment..............................     5,502          4,115      7,690
  Installations............................................     5,071         12,937     15,502
  Other....................................................        21          2,640        889
                                                             --------       --------   --------
    Total operating revenues...............................    90,102        125,501    170,819
                                                             --------       --------   --------
Operating costs:
  Satellite connections and carrier costs..................    31,271         32,309     43,688
  Network depreciation.....................................     7,433         11,382     15,983
  Expense in lieu of income taxes(2).......................     6,248          9,562     12,764
  General and administrative expenses......................    25,631         39,379     51,501
  Other operating costs....................................     3,659          3,391      5,421
                                                             --------       --------   --------
    Total operating costs..................................    74,242         96,024    129,357
                                                             --------       --------   --------
Operating income...........................................    15,860         29,478     41,462
                                                             --------       --------   --------
Other income (expenses):
  Interest expense, net....................................   (12,047)       (12,873)   (20,041)
  Foreign currency exchange gain (loss)....................      (706)           104       (203)
  Gain on sale of land.....................................        --             --        898
  Other....................................................       (83)           845        179
                                                             --------       --------   --------
    Total other income (expenses)..........................   (12,836)       (11,924)   (19,166)
                                                             --------       --------   --------
Earnings before income taxes, extraordinary item and
  cumulative effect of accounting change...................     3,023         17,554     22,296
Income taxes...............................................        --            352       (142)
Extraordinary item.........................................    (5,453)(3)         --         --
Cumulative effect of change in accounting for organization
  cost.....................................................        --             --       (120)
                                                             --------       --------   --------
Net earnings (loss)........................................  $ (2,430)      $ 17,906   $ 22,035(4)
                                                             ========       ========   ========
Basic earnings per common share:
  Earnings before extraordinary item and cumulative effect
    of accounting change...................................  $   0.17       $   0.78   $   0.89
  Extraordinary item.......................................     (0.31)(3)         --         --
  Cumulative effect of accounting change...................        --             --         --
                                                             --------       --------   --------
  Net earnings (loss)......................................  $  (0.14)      $   0.78   $   0.89(4)
                                                             ========       ========   ========
Weighted average number of common shares outstanding.......    17,600         22,945     24,845
                                                             ========       ========   ========

                                                                     AT DECEMBER 31,
                                                   ---------------------------------------------------
                                                                            1999            1999
                                                     1997       1998      (ACTUAL)    (AS ADJUSTED)(5)
                                                   --------   ---------   ---------   ----------------
BALANCE SHEET DATA:
  Cash and cash equivalents......................  $  5,733   $  15,377   $  13,460       $113,856
  Working capital (deficit)......................     4,846     (19,600)    (83,659)        81,137
  Property, plant and equipment, net.............   202,978     330,456     455,045        455,045
  Total assets...................................   321,144     444,815     531,478        631,874
  Long-term debt and capital leases (excluding
    current portion).............................   232,000     200,000     240,413        340,413
  Total indebtedness.............................   242,755     279,257     336,468        372,068
  Shareholders' equity...........................    42,093     127,561     149,869        216,129
OTHER FINANCIAL DATA:
  Capital expenditures...........................  $ 92,668   $ 142,101   $ 145,426(7)
  Net cash provided by operating activities......    39,095      26,912      31,526
  Net cash used in investing activities..........  (168,636)   (121,171)    (64,360)
  Net cash provided by financing activities......   132,059     104,065      30,966
  EBITDA(6)......................................    31,497      53,662      75,063
  Ratio of EBITDA to net interest expense(4).....      2.6x        4.2x        3.7x
  Ratio of total indebtedness to EBITDA(4).......      7.8x        5.2x        4.5x
  Ratio of earnings to fixed charges(8)..........      0.9x        1.3x        1.3x
OTHER OPERATING DATA:
  International minutes (in thousands)...........   157,411     231,075     360,532
  Local access lines in service (at period
    end).........................................    43,195      80,616     118,926
  Mobile cellular subscribers (at period end)....    41,107     108,532     176,080

--------------------------
(1) Except per share, ratios and other operating data.
(2) We make payments in lieu of income tax to the Dominican government in accordance with the terms of our concession agreement. These payments represent 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax implemented in 1998 of 2% on international settlement revenues collected. This tax amounted to
    $0.3 million in 1998 and $0.6 million in 1999.
(3) Represents a write-off related to the refinancing of indebtedness.
(4) On a pro forma basis, giving effect, as of January 1, 1999, to this offering, the concurrent issuance of $300 million in principal amount of
       % senior notes due 2007 at an assumed interest rate of 12 1/2% per annum and the application of the net proceeds of the notes issuance to purchase the $200 million in principal amount of our 11 3/8% senior notes due 2004 and to retire $64.4 million of other indebtedness, our 1999 net income would have been $8.7 million, our net earnings per share, $0.30, the ratio of EBITDA to net interest expense, 2.3x, and the ratio of total indebtedness to EBITDA, 5.0x. These pro forma results do not reflect extraordinary charges to be incurred by us in connection with the extinguishment of the 11 3/8% senior notes due 2004 which we estimate to be $20.4 million, including
    $11.4 million of cash tender premium. The actual charges will be determined and recorded in the period in which the tender offer is completed, which we expect to be in the second quarter of 2000. As a result, we expect to report a loss for this period.
(5) Gives effect to the (a) sale of ADSs in this offering at an assumed offering price of $22.9375 per ADS, the sale of $300 million in principal amount of
    the      % senior notes due 2007, (c) the application of the estimated net proceeds from both offerings and (d) the purchase of the 11 3/8% senior notes due 2004 in the tender offer and associated extraordinary charges.
(6) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2, we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.
(7) Includes capital lease obligations incurred during 1999 of $26.2 million.
(8) The ratio of earnings to fixed charges represents the number of times fixed charges were covered by earnings. Earnings represents the sum of:
    (a) pre-tax earnings, (b) fixed charges and (c) amortization of capitalized interest less (d) interest capitalized and (e) cumulative effect of accounting change for organizational costs. Fixed charges consist of
    (a) expensed and capitalized interest, (b) amortized debt issuance costs and
    (c) the interest component of rental expense. For 1997, fixed charges exceeded earnings by $2.1 million.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE ADSS.

RISKS RELATING TO OUR EXISTING OPERATIONS

OUR PRINCIPAL COMPETITOR IN THE DOMINICAN REPUBLIC, CODETEL, ENJOYS SUBSTANTIALLY GREATER MARKET SHARE AND RESOURCES.

    We compete primarily with Compania Dominicana de Telefonos C. por A. or Codetel, a wholly owned subsidiary of GTE Corp. Codetel has an established market presence, networks and resources substantially greater than ours. More than 80% of the Dominican Republic's local access line customers are customers of Codetel. The growth of our market share depends upon our ability to obtain customers in areas that currently are not served or are underserved by Codetel and to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on our ability to increase or maintain our market share and on our results of operations.

NEW ENTRANTS IN THE DOMINICAN MARKETS COULD INCREASE COMPETITION FOR OUR
SERVICES.

    The Dominican government has granted telecommunications concessions to a number of companies in the last several years. In 1999, France Telecom acquired a company which had been granted a concession. While we believe that this concession has expired and anticipate challenging the concession on this basis, we expect that France Telecom will seek to use the concession to develop wireless roaming services targeted at European travelers in the Dominican Republic. In January 2000, Centennial Cellular Corp. acquired 70% of All America Cables and Radio, Inc. an integrated telecommunications provider. We believe that Centennial intends to expand All America's share of the Dominican market for cellular and PCS services. We also compete with several other providers in particular market segments, including the international long distance and cellular markets. In the international long distance market, investment by U.S. telecommunications companies in Dominican markets could limit the number of U.S. carriers that would send a significant number of minutes to us or otherwise adversely affect our ability to generate international settlement revenues. As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, which could have a material adverse effect on our ability to increase or even maintain our market share.

SETTLEMENT RATES FOR INTERNATIONAL TRAFFIC FROM THE UNITED STATES AND PUERTO RICO COULD CONTINUE TO DECLINE.

    Revenues from incoming international long distance calls represented approximately 44% of our operating revenues in 1997, 40% in 1998 and 35% in 1999. Approximately 98% of these revenues were attributable to calls originating in the United States and Puerto Rico. Settlement rates for traffic between the United States and the Dominican Republic have declined from $0.41 per minute during 1996 to $0.14 per minute during 1999. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in our international long distance traffic from the United States, would reduce our international settlement revenues, adversely affect the profit margins that we realize on these revenues and have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE ARE RECEIVING AN INCREASING PORTION OF OUR INTERNATIONAL MINUTES FROM U.S.-BASED RESELLERS, WE MAY EXPERIENCE SUBSTANTIAL FLUCTUATION IN OUR INTERNATIONAL REVENUES.

    Since TRICOM USA's inception in 1997, we have derived an increasing proportion of international settlement revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users. During 1999, resellers originated 42% of our international long distance minutes from the United States to the Dominican Republic. While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic. The volume of minutes we receive from these resellers is highly volatile and this volatility could adversely affect our business, financial condition and results of operations.

EFFORTS TO MINIMIZE CREDIT RISKS MAY ADVERSELY AFFECT OUR EFFORTS TO EXPAND OUR CUSTOMER BASE.

    During 1996, we terminated service for a significant number of mobile subscribers due to credit considerations, which adversely affected our results of operations. Since that time, we have instituted measures to minimize consumer credit risks. However, there can be no assurance that our efforts to minimize consumer credit risks will continue to be successful as we expand and offer our services across many different social and economic markets. Moreover, efforts to minimize credit risks may limit the number of our new subscribers.

OUR NET GROWTH IN SUBSCRIBERS MAY BE REDUCED BY CUSTOMER DISCONNECTIONS OR
CHURN.

    Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections. In order to realize net growth in subscribers, disconnected subscribers must be replaced and additional subscribers must be added. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. Our average monthly disconnection rate, or "churn rate," during 1999 was 1.8% for cellular and PCS subscribers and 1.8% for local access line subscribers. If we are not able to maintain our credit policies, or not otherwise able to limit churn, we will not experience net growth in subscribers which could adversely affect our financial condition and results of operations.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGES AND WE MAY NOT HAVE SUFFICIENT RESOURCES TO KEEP PACE WITH CHANGES.

    The telecommunications industry has been, and is expected to continue to be, characterized by rapid technological change and evolving industry standards. In order to remain competitive, we continually must anticipate, respond to and utilize new technologies. While we believe that, for the foreseeable future, our installed hardware and open standards network architecture are sufficient to meet our strategic goals, we cannot predict the effect of technological changes on our business. Furthermore, we cannot assure you that we will have the resources to keep pace with changes in technology.

SPECIAL TAX PROVISIONS CONTAINED IN OUR CONCESSION AGREEMENT ARE REQUIRED TO BE APPROVED BY THE DOMINICAN CONGRESS.

    We entered into our existing concession agreement with the Dominican government in 1996. It replaced an earlier concession agreement into which we entered in 1990. Under the 1996 agreement, we do not pay income tax imposed on other Dominican corporations. We have agreed to make payments to the Dominican government, in lieu of income tax, in an amount equal to 10% of our gross domestic revenues, after deducting local network access charges, plus 10% of our net international settlement revenues. Under the Dominican Constitution, provisions of agreements with the Dominican government that contain exemptions from income tax only become effective upon approval by the Dominican Congress. Neither our existing concession agreement, nor the concession agreements of Codetel, All America Cables and Radio and other competitors, has been submitted to the Dominican

Congress for approval. We are not aware of any plans of the Dominican government to submit any concession agreements to the Dominican Congress for approval.

    If our concession agreement is presented to the Dominican Congress, it may not validate those provisions of the concession agreement relating to the payment of taxes. Pellerano & Herrera, our Dominican counsel, has advised us that if the tax provisions were not validated, the remaining terms of our concession would continue to be governed by the concession agreement. We cannot assure you that if our concession agreement is presented to, but not approved by, the Dominican Congress, other terms of our concession would not be adversely affected.

IF THE PROVISIONS OF OUR CONCESSION AGREEMENT RELATING TO THE PAYMENT OF TAXES ARE DISAPPROVED, WE COULD BE SUBJECT TO A HIGHER TAX RATE.

    Before entering into our existing concession agreement in 1996, Dominican tax authorities asserted that we were required to pay taxes equal to 18% of gross domestic revenues, as was provided in the concession agreement which we and the Dominican government entered into in 1990. If the provisions relating to the payment of taxes in the 1996 concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, the current rate generally applicable to Dominican corporate taxpayers. We cannot assure you that the calculation of taxes on either basis would not result in our paying greater taxes than we would otherwise pay under the terms of our current concession agreement.

CELLULAR AND PCS FRAUD INCREASES OUR EXPENSES.

    The fraudulent use of cellular and PCS telecommunications networks imposes a significant cost upon cellular and PCS service providers who must bear the cost of services provided to fraudulent users. We suffer losses of revenue as a result of fraudulent use, and we also suffer cash costs due to our obligation to reimburse carriers for the cost of services provided to some fraudulent users.

    Although technology has been developed to combat the fraudulent use of telecommunications networks, this technology does not eliminate fraudulent use entirely. We must make significant expenditures periodically to acquire, upgrade and use anti-fraud technology. We have implemented fraud detection and prevention technology. We cannot assure you, however, that the anti-fraud technology that we have implemented thus far will continue to be effective in detecting and preventing fraud. If our anti-fraud technology becomes obsolete, we will once again have to make significant expenditures to acquire and use anti-fraud technology.

RISKS RELATING TO OUR EXPANSION STRATEGY

WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN ON SCHEDULE.

    We intend to significantly expand our presence in Dominican and other markets. We may experience delays as a result of any number of reasons, including capital shortfalls, the failure of contractors and suppliers to deliver services and products in a timely manner and our inability to meet our own installation schedules or to obtain required regulatory approvals, particularly in markets new to us that are outside of the Dominican Republic. There can be no assurance that we will be able to implement our business plan in a timely manner. If we are not able to expand in accordance with our plans, the growth of our business and the value of the ADSs could be materially adversely affected.

WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO FINANCE OUR CAPITAL EXPENDITURE NEEDS.

    We currently anticipate that in 2000 our capital expenditures will be approximately $186 million. We believe that we will continue to expend substantial amounts in subsequent years. We believe our cash generated by operations and the proceeds of this offering and the concurrent debt offering will be sufficient to fund our expected capital expenditures through the middle of 2001. In the event additional funds are required, we would be forced to obtain them through additional borrowings, including, if available, vendor financing, or through the public or private sale of debt or equity securities. Acquisitions or investments, for example, the investment in Panama subject to a non-binding memorandum of understanding that we have executed, may require us to obtain additional financing. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on terms acceptable to us or within limitations that are contained in our current or future financing arrangements. Failure to obtain additional financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, which could have a material adverse effect on our business prospects.

WE DEPEND ON SHORT-TERM BORROWINGS IN THE DOMINICAN FINANCIAL MARKETS. THESE BORROWINGS BEAR HIGH INTEREST RATES AND WE CANNOT BE CERTAIN THAT THEY WILL CONTINUE TO BE AVAILABLE.

    We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in the Dominican financial markets. These borrowings have maturities ranging up to 180 days and often are payable on demand. At times, the cost of such short-term indebtedness has been as much as 30% per annum and adversely affected our net income. Moreover, from time to time, the Dominican government has imposed limitations on loans by Dominican banks in Dominican pesos in order to restrict the country's money supply and curb inflation. This monetary policy has limited the sources of bank financing and the amounts available to be borrowed from Dominican banks and increased the costs of such borrowing. We cannot assure you that these short-term funding sources will continue to be available if we require them.

SOCIAL, POLITICAL AND ECONOMIC CONDITIONS IN CARIBBEAN AND CENTRAL AMERICAN MARKETS, INTO WHICH WE PLAN TO EXPAND, MAY CAUSE VOLATILITY IN OUR OPERATIONS AND ADVERSELY AFFECT OUR BUSINESS.

    We plan to expand into Caribbean and Central American telecommunications markets in which we have not operated previously and these markets will present numerous challenges to us. Poor social, political and economic conditions, matters over which we have no control, could inhibit our market entry. Social and political conditions in parts of the Caribbean and Central American markets are volatile and may cause the nature and results of our operations to fluctuate. This volatility could make it difficult for us to sustain our operations in these markets, which could have an adverse effect on our business. Historically, volatility in parts of the Caribbean and Central American markets has been caused by:

    - significant governmental influence over many aspects of local economies;

    - political and economic instability;

    - unexpected changes in regulatory requirements;

    - social unrest;

    - slow or negative growth;

    - imposition of trade barriers;

    - wage and price controls; and

    - natural disasters.

WE WILL MAKE SIGNIFICANT EXPENDITURES TO IMPLEMENT OUR EXPANSION STRATEGY WHICH, INCLUDING OUR DIVERSIFICATION INTO THE INTERNET, COULD RESULT IN NEGATIVE CASH FLOW AND REDUCED EARNINGS BEFORE THEY GENERATE REVENUES.

    Expansion of our network and services in accordance with our strategy will require significant expenditures for operating expenses and other capital expenditures, a substantial portion of which will be incurred before the realization of revenues from expansion. These expenditures will result in negative cash flow and losses from new operations until we are able to establish a customer base large enough to generate revenues in excess of the costs incurred to expand our network and operations. Our future working capital requirements will depend upon a number of factors, including marketing expenses, staffing levels, customer growth and construction costs as well as other factors that are beyond our control. These factors will adversely affect our operating margins and earnings. For the next several years, we do not expect our operations to generate sufficient cash flows to fund both our operating and capital requirements.

OUR ENTRY INTO NEW MARKETS AND BUSINESSES WILL ADVERSELY AFFECT OUR
PROFITABILITY.

    Our entry into telecommunications markets in other parts of the Caribbean and Central America, and our diversification into the Internet, are new operations for us. These businesses will be subject to the risks, uncertainties and problems frequently encountered by businesses in early stages of operations, particularly in new and rapidly developing markets. We cannot assure you that our revenues from these operations will exceed operating expenses attributable to them and we expect that we will sustain losses from these operations for at least the next several years. Losses from these businesses will adversely affect our profitability.

OUR EXPANSION IN DOMINICAN AND NEW MARKETS MAY STRAIN OUR MANAGEMENT RESOURCES.

    Our expansion will continue to increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to effectively manage our expansion will require us to continue to implement and improve our operational and financial systems and expand, train and manage our employee base. Our inability to manage effectively our expansion could have a material adverse effect on our business. The telecommunications industry is information-intensive and we rely on our management information systems to generate accurate information for employees and customers. As our customer and employee base expands, we will be required to expand and upgrade our information systems to manage the increased volume of information. There can be no assurance that we will be able to expand or upgrade our systems in response to such demands.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO FUND EXPANSION AND OUR COMPETITIVE POSITION.

    We are highly leveraged. At December 31, 1999, we had outstanding approximately $336.5 million in aggregate principal amount of indebtedness, including capital leases, and total shareholders' equity of approximately $149.9 million. Giving effect to the concurrent debt offering, the repayment of $64.4 million of debt and the purchase in a tender offer of $200 million in principal amount of our 11 3/8% senior notes due 2004, at December 31, 1999, we would have had outstanding approximately $372.1 million in aggregate principal amount of indebtedness and total shareholders' equity of approximately
$216.1 million, assuming completion of this offering at a price of $22.9375 per ADS. The degree to which we are leveraged could have important consequences to us, including the following:

    - a substantial portion of our cash flow must be used to service our indebtedness. Therefore, our cash flow available for use in our business will be reduced;

    - our high degree of leverage could increase our vulnerability to changes in general economic conditions;

    - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired; and

    - we are much more leveraged than Codetel, which may be a competitive disadvantage in our principal market.

FINANCIAL AND OPERATING RESTRICTIONS IMPOSED BY THE INDENTURES FOR OUR 11 3/8%
SENIOR NOTES DUE 2004 AND FOR THE    % SENIOR NOTES DUE 2007 COULD LIMIT OUR
ABILITY TO EXECUTE OUR STRATEGY.

    The indentures for our 11 3/8% senior notes due 2004 and for the    % senior
notes due 2007 impose financial restrictions on us. Such restrictions affect, and in certain cases significantly limit or prohibit, our ability to incur additional indebtedness, pay dividends, create liens on our assets, sell assets, engage in mergers or acquisitions or make investments, including investments that may be important in the implementation of our expansion strategy. Failure to comply with any of these covenants could result in a default under the notes, which could result in an acceleration of this and other indebtedness.

OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN DEPENDS ON FACTORS OVER WHICH WE HAVE LIMITED OR NO CONTROL.

    Our ability to expand international long distance, to implement PCS and cellular services and to provide high speed Internet access in markets outside the Dominican Republic in accordance with our plans will depend on a number of factors over which we have limited or no control. These factors include our ability to:

    - acquire concessions for spectrum at commercially acceptable prices;

    - obtain other required governmental approvals;

    - negotiate reasonable interconnection agreements;

    - obtain rights of way for fiber optic cables;

    - successfully deploy technologies;

    - secure leases for base stations; and

    - secure agreements with local retailers for the fulfillment of customer purchases in our e-commerce operations.

    Our inability to accomplish any of these could delay, impede or reduce the scope of the implementation of new services and result in a material adverse effect on our existing and planned business, financial condition and results of operations.

IF THE INTERNET IS NOT WIDELY ACCEPTED IN OUR TARGET MARKETS AS A MEDIUM FOR ADVERTISING AND E-COMMERCE, OUR INTERNET ACCESS BUSINESS MAY NOT BE SUCCESSFUL.

    If the Internet is not accepted as a medium for advertising and commerce, our Internet access business and our e-commerce operations may not be successful. The adoption of the Internet in the Caribbean and Central America requires the acceptance of a new method of conducting business and exchanging information. As a result, we cannot gauge its effectiveness or long-term market acceptance as compared with traditional media.

THE CARIBBEAN AND CENTRAL AMERICAN INTERNET ACCESS AND E-COMMERCE MARKETS ARE IN AN EARLY STAGE OF DEVELOPMENT AND MUST GROW FOR OUR STRATEGY TO BE EFFECTIVE.

    The Internet access markets in the Caribbean and Central America are not well developed and Internet use in these markets may be inhibited for a number of reasons, including:

    - cost of computer hardware;

    - the cost of Internet access;

    - the price and availability of Internet access devices;

    - concerns about security, reliability and privacy;

    - lack of widespread acceptance of electronic payment methods;

    - concerns about ease of use;

    - low levels of credit card use;

    - quality of service; and

    - the need for improvements in telecommunications infrastructure in many of our targeted markets.

    Our Internet access and e-commerce operations will be materially and adversely affected if Internet use in the Caribbean and Central America does not grow or grows more slowly than we expect.

OUR INTERNET ACCESS AND E-COMMERCE OPERATIONS WILL FACE COMPETITION FROM MORE DEVELOPED COMPANIES WITH GREATER RESOURCES.

    Many companies already provide connectivity services and e-commerce targeted to Spanish-speaking audiences in Latin America, the United States and elsewhere. Competition for users and e-commerce opportunities is intense and is expected to increase significantly in the future, particularly because there are no substantial barriers to entry. Our competitors may achieve greater market acceptance and brand recognition and have greater financial, technical, and marketing resources than we have. Increased competition could require us to lower our prices and increase our selling and marketing expenses.

CHANGES IN THE LEGAL AND REGULATORY ENVIRONMENT FOR THE INTERNET INDUSTRY COULD INCREASE OUR COSTS AND LENGTHEN THE PERIOD FOR OUR INTERNET OPERATIONS TO BECOME PROFITABLE.

    To date, government regulation has not materially restricted use of the Internet in Caribbean and Central American markets. However, the legal and regulatory environment pertaining to the Internet remains relatively undeveloped and may change. New laws and regulations could be adopted, and existing laws and regulations could be applied to the Internet and, in particular, to e-commerce. New and existing laws and regulations could cover, among others, the following issues:

    - sales and other taxes;

    - user privacy;

    - pricing controls;

    - characteristics and quality of products and services;

    - consumer protection;

    - cross-border commerce;

    - libel and defamation;

    - copyright, trademark and patent infringement; and

    - other claims based on the nature and content of Internet materials.

    These changes also could slow the growth of the Internet, which could, in turn, delay growth in demand for our Internet and e-commerce services and adversely affect our Internet operations.

WE MAY BE SUBJECT TO CLAIMS BASED ON THE CONTENT WE PROVIDE THROUGH OUR E-COMMERCE OPERATIONS.

    The law in the Caribbean, Central America and the United States relating to the liability of Internet service providers, like us, for activities of their users is currently unsettled. In the United States, claims have been made against Internet service providers and networks in the past for defamation, negligence, copyright or trademark infringement, obscenity, illegal gambling, personal injury or other theories based on the nature and content of information that was posted online by their visitors. We could be subject to similar claims and incur significant costs in their defense. In addition, we could be exposed to liability for the selection of listings that may be accessible through our Internet access and e-commerce operations or through content and materials that our users may post in classifieds, message boards, chat rooms or other interactive services. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. We offer web-based email services, which expose us to potential liabilities or claims resulting from:

    - unsolicited email;

    - lost or misdirected messages;

    - illegal or fraudulent use of email; or

    - interruptions or delays in email service.

    Investigating and defending these claims is expensive, even if they do not result in liability.

WE MAY BE SUBJECT TO CLAIMS BASED ON PRODUCTS SOLD THROUGH OUR E-COMMERCE OPERATIONS.

    We have entered or will enter into arrangements to offer third-party products and services through our e-commerce operations under which we may be entitled to receive a share of revenues generated from these transactions. These arrangements may subject us to additional claims including product liability or personal injury from the products and services, even though we do not ourselves provide the products or services. These claims may require us to incur significant expenses in their defense or satisfaction.

    Although we carry insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased attention focused on liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

OUR NETWORK OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

    "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our services. We do not process credit card transactions but rely on a bank with which we have a relationship to process these transactions. The bank has implemented a number of security measures, but we cannot assure you that these measures will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our user traffic may decrease.

RISKS RELATING TO OUR PRINCIPAL MARKET, THE DOMINICAN REPUBLIC

WE COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN THE DOMINICAN ECONOMY.

    Most of our operations are conducted in, and most of our customers are located in, the Dominican Republic. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in the Dominican Republic. While the Dominican Republic's GDP has grown every year since 1991, there can be no assurance that such growth will continue in the future. Future developments in the Dominican economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations also could be adversely affected by changes in economic or other policies of the Dominican government or other political or economic developments in or affecting the Dominican Republic, as well as regulatory changes or administrative practices of Dominican authorities, over which we have no control.

POVERTY AND SHORTAGES OF BASIC SERVICES IN THE DOMINICAN REPUBLIC COULD AFFECT US ADVERSELY.

    The Dominican Republic has widespread poverty. As recently as November 1997, the country experienced riots, partly as a result of price increases and shortages of water and electricity. There can be no assurance that similar incidents in the future will not have a material adverse effect on us. Several state-owned companies have been privatized, including the country's state-owned electric utility company, and there can be no assurance that the implementation of such privatizations will not cause social unrest.

YOU MAY NOT BE ABLE TO ENFORCE CLAIMS IN THE DOMINICAN REPUBLIC BASED ON U.S. SECURITIES LAWS.

    A majority of our directors and all of our officers and our external auditors, KPMG, reside outside the United States. A substantial portion of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these other persons to enforce judgments obtained against us or against them in United States courts predicated upon the civil liability provisions of the United States federal securities laws, other federal laws of the United States or laws of the several states of the United States.

    No treaty currently exists between the United States and the Dominican Republic providing for reciprocal enforcement of foreign judgments. We have been advised by our Dominican counsel, Pellerano & Herrera, that there is doubt as to
(1) the ability of a plaintiff to bring an original action in a Dominican court which is predicated solely upon the United States federal securities laws, other federal laws of the United States or laws of the several states of the United States and (2) the enforceability in Dominican courts of judgments of United States courts obtained in actions predicated upon civil liability provisions of the United States federal securities laws, other federal laws of the United States or laws of the several states of the United States.

    Pellerano & Herrera also has advised us that the enforceability of actions brought in Dominican courts of liabilities predicated on U.S. laws would require compliance with certain procedures, including the validation by Dominican courts of decisions rendered by United States courts. Compliance with such procedures could take a substantial amount of time, and local defendants could assert defenses to enforcement based on noncompliance with such procedures. Foreign plaintiffs bringing original actions in a Dominican court also can, at the request of the defendant, be required to post a litigation bond in an amount established by such court in its discretion.

    The Dominican legal system is based upon civil law principles according to which judges decide both the facts and legal issues of a case and they are not bound by legal precedents. As a result, judges have broader discretion in reaching decisions than do judges in the United States. The United States Department of Commerce has reported that Dominicans and foreign observers have criticized the Dominican judicial system for what they perceive as an inequitable resolution of business disputes. The Dominican legal system, coupled with the fact that substantially all of our assets are located in the Dominican Republic, may present substantial obstacles to the enforcement of judgments against us as well as our directors and officers in the Dominican Republic.

ALTHOUGH INFLATION IN THE DOMINICAN REPUBLIC HAS BEEN MODERATE SINCE 1990, INCREASES IN THE INFLATION RATE WOULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS.

    Inflation has moderated in the Dominican Republic since 1991, following an austerity program instituted by the Dominican government. According to the Central Bank, the annual rates of inflation was 9.2% for 1995, 3.9% for 1996, 8.4% for 1997, 7.8% for 1998 and 5.1% for
1999. However, the country has experienced high levels of inflation in the past, including an inflation rate of 79.9% for 1990. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic's inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic's economy and our business, financial condition and results of operations or the value of the ADSs. There can be no assurance that inflation in the Dominican Republic will not change significantly from current levels.

LOCAL CURRENCIES USED IN THE CONDUCT OF OUR BUSINESS ARE SUBJECT TO DEPRECIATION OR VOLATILITY.

    The Dominican government's economic policies and any future changes in the value of the Dominican peso against the U.S. dollar could adversely affect the U.S. dollar value of the ADSs. For 1997, 1998 and 1999, we earned between 55% and 65% of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our strategy. The Dominican peso has depreciated in value against the U.S. dollar in the past and may be subject to fluctuations in the future. We generally are required to surrender foreign currency revenues to the Central Bank at the official rate and acquire foreign currency at the private market rate in order to pay foreign currency-denominated obligations. As a result, we may lose the spread on foreign exchange transactions. In addition, we must pay a 5% commission to the Central Bank when we convert Dominican pesos into U.S. dollars. Most of our outstanding indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. The official rate as of March 13, 2000 was RD$16.05 per U.S. dollar.

    Vendors of telecommunications equipment all require that we pay for equipment in U.S. dollars. The devaluation of the Dominican peso could affect adversely our ability to purchase U.S. dollars in order to service our debt obligations and pay our equipment vendors. Our purchase of substantial amounts of U.S. currency in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar, thus making such purchases more costly for us.

    Cash distributions, if any, received by the Depositary in respect of shares of the Class A common stock underlying the ADSs will be received in Dominican pesos. The Depositary, to the extent possible and subject to any restrictions imposed by Dominican law, will convert such Dominican pesos into U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect of the ADSs. The value of the ADSs and any distributions to be received from the Depositary could be affected adversely by fluctuations in the value of the Dominican peso.

RISKS RELATING TO THE ADSS

OUR PRINCIPAL SHAREHOLDERS OWN STOCK WITH GREATER VOTING POWER WHICH LIMITS THE INFLUENCE OF OTHER SHAREHOLDERS ON CORPORATE ACTIONS.

    Our voting shares are divided into two classes, with different voting rights. Holders of Class A common stock are entitled to one vote per share while holders of Class B stock are entitled to ten votes per share. Both classes vote together as a single class on all matters submitted to a vote of shareholders except any matter that would adversely affect the rights of either class. These matters would need to be approved by a special meeting of the holders of the class of shares to be affected. GFN and certain of its affiliates own 60% of the Class B stock and Motorola owns 40% of the Class B stock. Following the offering, the holders of the Class B stock will control 95.2% of the total voting power, and GFN alone will hold 57.1% of the total voting power. The holders of Class B stock have the ability to decide all matters requiring the approval of our shareholders, including the election of directors. GFN and Motorola have granted to the trustee for the benefit of the holders of the 11 3/8%
senior notes due 2004 the right to vote all of the shares owned by GFN and Motorola upon the occurrence of specified events of default under the indenture for the 11 3/8% senior notes due 2004.

GFN MAY ACT WITHOUT APPROVAL OF THE ADS HOLDERS TO RELEASE DIRECTORS AND OFFICERS FROM LIABILITY.

    Under Dominican law, shareholders are asked to vote upon the performance of management at annual shareholders' meetings. Our vigilance officer delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. As a result, shareholders likely will fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. GFN controls a majority of the votes entitled to be cast at annual shareholders' meetings and, without the concurrence of other shareholders, is able to approve the performance of management, thereby releasing management from liability to us or our shareholders, including holders of the ADSs.

OUR SHARE PRICE MAY BE ADVERSELY AFFECTED BY FUTURE SALES OF RESTRICTED SHARES.

    Upon consummation of our offering, we will have 9,700,000 shares of Class A common stock and 19,144,544 shares of Class B stock outstanding. Each share of Class B stock is freely convertible by its holder into one share of Class A common stock. All shares of Class B Stock and Class A common stock into which Class B stock may be converted are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933. We cannot predict the effect, if any, that future sales of these restricted shares or the availability of these shares for sale would have on the market price of the ADSs. Nonetheless, any sale, or the availability for sale, of a substantial number of shares of Class A common stock or ADSs in the open market subsequent to the offering could adversely affect the market price of the ADSs and could impair our ability to raise additional capital by the sale of equity securities.

OUR SHAREHOLDERS MAY BE SUBJECT TO A WITHHOLDING TAX ON DIVIDENDS IF OUR CONCESSION AGREEMENT IS SUBMITTED TO THE DOMINICAN CONGRESS BUT NOT APPROVED.

    Under our concession agreement, our shareholders are not required to pay Dominican income tax on dividends. Under the Dominican Constitution, provisions of agreements with the Dominican government that contain exemptions from income tax such as those contained in our concession agreement only become effective upon approval by the Dominican Congress. If our concession agreement is presented to, but not approved by, the Dominican Congress, cash dividends and other distributions paid by us with respect to ADSs or shares of Class A common stock could be subject to a 25% withholding tax, which we would be required to withhold and pay to the Dominican tax administration at the time a cash dividend or other distribution is paid. It is possible that any tax withheld would not be a creditable foreign tax in determining the U.S. tax liability of a holder. As we would be permitted to credit the amount withheld against our Dominican corporate income tax, a U.S. holder might be treated as, in effect, not paying any Dominican tax.

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS MAY NOT BE REALIZED.

    Several statements about us contained in this prospectus, including statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements involve numerous known or unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control, include:

    - competition;

    - declining rates for international long distance traffic;

    - reliance on resellers;

    - our inability to minimize credit risks;

    - customer churn;

    - rapid technological change;

    - rejection of our concession agreement in the Dominican Republic;

    - cellular fraud;

    - our ability to implement our business plan on schedule;

    - social, political and economic conditions in Caribbean and Central American markets;

    - our significant capital expenditure and working capital requirements and our need to finance such expenditures;

    - the effect of our indebtedness on our ability to fund expansion and remain competitive and of restrictions contained in such indebtedness;

    - our inability to manage effectively our rapid expansion;

    - our inability to obtain licenses or concessions in markets outside the Dominican Republic;

    - acceptance of the Internet and growth of the Internet in our target markets;

    - changes in the legal and regulatory environment for the Internet industry;

    - the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and

    - the continuation of a favorable political, economic and regulatory environment in the Dominican Republic.

THE RELIABILITY OF MARKET DATA INCLUDED IN THIS PROSPECTUS IS UNCERTAIN.

    We have included market data from industry publications, including reports produced by the ITU and the Central Bank of the Dominican Republic. The reliability of these data cannot be assured. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data. We also have not sought the consent of any of these organizations to refer to their reports in this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 4,000,000 ADSs we are issuing in this offering will be approximately $86.7 million, at an assumed public offering price of $22.9375 per share, after deducting the estimated underwriting discount and offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds for the additional ADSs we would issue in connection with the over-allotment option would be approximately $13.1 million. The net proceeds of this offering will be used for capital expenditures associated with increasing the capacity and coverage of our local access, mobile and data networks and with expanding our international facilities to support increased traffic volume and to fund working capital.

    In addition, we are concurrently offering $300 million in principal amount
of    % senior notes due 2007. We estimate that the net proceeds from the concurrent debt offering will be approximately $289.5 million, after deducting estimated expenses. This offering and the concurrent debt offering are not contingent on each other. We expect to use the net proceeds of the concurrent debt offering to finance our purchase by tender offer of our 11 3/8% senior notes due 2004. We also expect to use the net proceeds to repay $64.4 million of indebtedness, for capital expenditures associated with increasing the capacity and coverage of our local access, mobile and data networks, and with expanding our international facilities to support increased traffic volume and to fund working capital. The indebtedness to be repaid was used to finance the purchase of telecommunications related assets and for working capital purposes and bears interest at rates ranging from 10% per annum to 13% per annum.

    We intend to pursue our expansion strategy in selected Caribbean and Central American markets by teaming with local partners and, where appropriate opportunities arise, by acquiring existing operations. We continually identify, evaluate and discuss joint venture and acquisition opportunities with other parties. We have entered into a non-binding memorandum of understanding and currently are negotiating for the acquisition of a majority interest in a Panamanian company that provides mobile services. We have not yet completed our due diligence or the negotiation of the terms of our investment, although we anticipate our initial investment would not exceed $28 million. If we make this investment, we would fund a portion of the investment with the net proceeds from this offering. We also are engaged in discussions for two other joint venture investments in other countries in Central America. We cannot assure you that any of these investments will be completed.

                              PRICE RANGE OF ADSS

    The ADSs are traded on the New York Stock Exchange under the symbol "TDR". Shares of Class A common stock are not traded on any other exchange or automated quotation system. At February 22, 2000, there were 38 record holders in the United States of the ADSs.

    The following table provides the high and low prices for the ADSs on the New York Stock Exchange for each quarter since we completed our initial public offering on May 4, 1998. The initial public offering price was $13.00.

                                                                           NEW YORK STOCK
                                                                              EXCHANGE
                                                              -----------------------------------------
                                                                     HIGH                   LOW
                                                              -------------------   -------------------
Year Ended December 31, 1998
  Second Quarter............................................    $12    9/16            $8    3/16
  Third Quarter.............................................     10    13/16            5    7/8
  Fourth Quarter............................................      7    1/2              3    7/16
Year Ended December 31, 1999
  First Quarter.............................................      9                     6
  Second Quarter............................................     11    5/8              6    1/8
  Third Quarter.............................................     12    7/16             7    9/16
  Fourth Quarter............................................     22    5/8              7    5/8
Year Ending December 31, 2000
  First Quarter (through March 16, 2000)....................     28    1/2             16    1/2

    On March 16, 2000, the last reported sale price of our ADSs on the New York Stock Exchange was $22.9375.

                                DIVIDEND POLICY

    We have never paid dividends. Under Dominican law, only our shareholders are entitled to declare dividends out of profits available for distribution. GFN and Motorola will continue to control us after the offering, and they have indicated to us that they do not intend to declare dividends on the stock. We anticipate using earnings, if any, for the expansion and operation of our business. Holders of ADSs on the applicable record dates will be entitled to all dividends declared by us on the underlying Class A common stock. If declared, dividends will be payable in Dominican pesos. The dividends will then be converted by the Depositary for the benefit of ADS holders into U.S. dollars at the then prevailing private market rate. Any foreign exchange transactions by Dominican private commercial banks must be reported to the Central Bank, which is entitled to receive a 5% commission on transactions so reported. The indenture for the
11 3/8% senior notes due 2004 restricts, and the indenture for the   % senior
notes due 2007 will restrict, our ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth at December 31, 1999 our cash and cash equivalents and capitalization (1) at such date, (2) as adjusted to reflect the offering of 4,000,000 ADSs at an assumed public offering price of $22.9375 per ADS and the application by us of the estimated net proceeds of the ADS offering and (3) as adjusted to reflect the offering of the ADSs and of $300 million in
principal amount of    % senior notes due 2007 and the application of the
estimated proceeds of both offerings.

                                                                       DECEMBER 31, 1999
                                                             --------------------------------------
                                                                            AS        AS ADJUSTED
                                                                         ADJUSTED    FOR EQUITY AND
                                                                        FOR EQUITY        DEBT
                                                              ACTUAL     OFFERING      OFFERINGS
                                                             --------   ----------   --------------
                                                                         (IN THOUSANDS)
Cash and cash equivalents..................................  $ 13,460    $100,132     $   113,856
                                                             ========    ========     ===========
Total short-term debt (including current portion of
  long-term debt and capital leases) (1)...................  $ 96,055    $ 96,055     $    31,655
Long term debt:
  Bank loans...............................................    28,772      28,772          28,772
  11 3/8% senior notes due 2004 (2)........................   200,000     200,000              --
     % senior notes due 2007...............................        --          --         300,000
  Capital leases...........................................    11,641      11,641          11,641
                                                             --------    --------     -----------
        Total long-term debt and capital leases............   240,413     240,413         340,413
                                                             --------    --------     -----------
Shareholders' equity:
  Class A common stock, RD$10 par value, 5,700,000 shares
    issued and outstanding and 9,700,000 shares as
    adjusted...............................................     3,750       6,212           6,212
  Class B stock, RD$10 par value, 19,144,544 shares issued
    (actual and as adjusted)...............................    12,595      12,595          12,595
  Additional paid-in-capital...............................    94,289     178,499         178,499
  Retained earnings........................................    41,259      41,259          20,847 (3)
  Equity adjustment for foreign currency translation.......    (2,024)     (2,024)         (2,024)
                                                             --------    --------     -----------
  Total shareholders' equity...............................   149,869     236,541         216,129
                                                             --------    --------     -----------
        Total capitalization (including total short-term
          debt)............................................  $486,337    $573,009     $   588,197
                                                             ========    ========     ===========

------------------------

(1) At December 31, 1999, we had available $40 million of additional borrowing capacity under our credit facilities and capital leases.

(2) We have offered to purchase by tender offer the $200 million in principal amount of our 11 3/8% senior notes due 2004. Our offer is conditioned upon the holders of these notes consenting to amendments to the indenture governing the notes that would eliminate restrictive covenants, as well as to other conditions, including our obtaining sufficient financing.

(3) Reflects extraordinary charges to be incurred by us in connection with the extinguishment of the 11 3/8% senior notes due 2004 which we estimate as $20.4 million. The actual charges will be determined and recorded in the period in which the tender offer is completed.

                                 EXCHANGE RATES

FOREIGN EXCHANGE SYSTEM

    The current foreign exchange system in the Dominican Republic was instituted in January 1991. Under this system, there are two primary exchange rates:
(1) the rate established by the Central Bank at which the Dominican government buys foreign currency or the official rate and (2) the freely floating, private commercial bank rate at which private banks sell foreign currency, or the private market rate.

    OFFICIAL RATE

    The official rate is the rate at which companies in certain strategic industries are required to surrender revenues received in foreign currency to the Central Bank for Dominican pesos. The strategic industries subject to this requirement include the telecommunications industry, and, as a result, we are subject to this requirement. Accordingly, every U.S. dollar we receive as revenues must be surrendered to the Central Bank at the official rate unless otherwise authorized by the Central Bank. Other strategic industries subject to this requirement include the coffee, sugar, cocoa, minerals and credit card industries.

    On March 13, 2000, the official rate was RD$16.05 per U.S. dollar.

    PRIVATE MARKET RATE

    The private market rate is the rate at which we purchase the foreign currency we need to pay foreign suppliers or otherwise to meet our obligations abroad.

    According to current regulations, all purchases of foreign currency from private commercial banks must be reported daily to the Central Bank. This requirement permits the Central Bank to supervise and keep statistics on the private market rate but does not give the Central Bank direct control over the private exchange rate. The Central Bank is entitled to receive a 5% commission on all purchases of foreign currency to be remitted abroad.

    Interest, principal and all other payments in respect of the 11 3/8% senior notes due 2004 are required to be paid to the trustee in U.S. dollars. In addition, most of our equipment and inventory purchases have been made, and are expected to continue to be made, in U.S. dollars. Since September 1999, the Central Bank has allowed us to use revenues received in U.S. dollars to pay interest on the 11 3/8% senior notes due 2004 without first converting them into pesos. We have requested the Central Bank to allow us to pay interest on the
   % senior notes due 2007 without first converting revenues received in U.S. dollars into pesos.

    On March 13, 2000, the private market rate was RD$16.25 per U.S. dollar.

EXCHANGE RATES

    The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. The following tables set forth the high, low, average and period-end official rates and private market rates as reported by the Central Bank of the Dominican Republic during each of the periods indicated:

                                                                            OFFICIAL RATE
                                                            ----------------------------------------------
YEAR                                                          HIGH       LOW      AVG.(1)    AT PERIOD END
----                                                        --------   --------   --------   -------------
                                                                             (RD$ PER $)
1995......................................................   12.87      12.87      12.87         12.87
1996......................................................   14.00      12.87      13.19         13.86
1997......................................................   14.02      13.91      13.97         14.02
1998......................................................   15.49      14.02      14.70         15.43
1999......................................................   15.93      15.50      15.83         15.91
2000 (through March 13, 2000).............................   16.05      15.93      16.02         16.05

                                                                         PRIVATE MARKET RATE
                                                            ----------------------------------------------
YEAR                                                          HIGH       LOW      AVG.(1)    AT PERIOD END
----                                                        --------   --------   --------   -------------
                                                                              (RD$PER $)
1995......................................................   13.82      13.01      13.60         13.10
1996......................................................   14.01      13.11      13.66         13.86
1997......................................................   14.36      14.12      14.25         14.35
1998......................................................   15.86      14.41      15.23         15.61
1999......................................................   16.18      15.84      16.03         16.05
2000 (through March 13, 2000).............................   16.33      15.98      16.21         16.25

------------------------

(1) The average of average monthly rates during the period reported.

                     SELECTED FINANCIAL AND OPERATING DATA

    The following table provides selected financial and operating data of TRICOM for the periods indicated. We have derived the selected financial data from our consolidated financial statements, which have been audited by KPMG, independent auditors. You should read the information in the following tables in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financials included in this prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                             1995       1996       1997          1998       1999
                                           --------   --------   --------      --------   ---------
                                                              (IN THOUSANDS) (1)
STATEMENTS OF OPERATIONS DATA:
Operating revenues:
  Toll...................................  $ 12,064   $ 13,108   $15,511       $ 17,645   $  23,118
  International..........................    19,864     42,069    39,432         50,332      60,592
  Local service..........................       616      1,770     6,412         12,942      33,859
  Cellular and PCS.......................     7,222     11,011    13,073         20,364      26,474
  Paging.................................     2,599      5,170     5,079          4,528       2,696
  Sale and lease of equipment............     1,492      3,969     5,502          4,115       7,690
  Installations..........................       479      1,943     5,071         12,937      15,502
  Other..................................        33         24        21          2,640         889
                                           --------   --------   -------       --------   ---------
    Total operating revenues.............    44,369     79,064    90,102        125,501     170,819
                                           --------   --------   -------       --------   ---------
Operating costs:
  Satellite connections and carrier
    costs................................    19,947     30,172    31,271         32,309      43,688
  Network depreciation...................     3,168      5,797     7,433         11,382      15,983
  Expense in lieu of income taxes(2).....       222      5,348     6,248          9,562      12,764
  General and administrative expenses....    14,799     22,185    25,631         39,379      51,501
  Other operating costs..................       343      1,021     3,659          3,391       5,421
                                           --------   --------   -------       --------   ---------
    Total operating costs................    38,479     64,523    74,242         96,024     129,357
                                           --------   --------   -------       --------   ---------
Operating income.........................     5,889     14,540    15,860         29,478      41,462
                                           --------   --------   -------       --------   ---------
Other income (expenses):
  Interest expense, net..................    (4,069)   (10,699)  (12,047)       (12,873)    (20,041)
  Foreign currency exchange gain
    (loss)...............................     1,099         23      (706)           104        (203)
  Gain on sale of land...................        --         --        --             --         898
  Other..................................       216        233       (83)           845        (179)
                                           --------   --------   -------       --------   ---------
    Total other income (expenses)........    (2,754)   (10,443)  (12,836)       (11,924)    (19,166)
                                           --------   --------   -------       --------   ---------
Earnings before income taxes,
  extraordinary item and cumulative
  effect of accounting change............     3,135      4,098     3,023         17,554      22,296
Income taxes.............................        --         --        --            352        (142)
Extraordinary item.......................        --         --    (5,453)(3)         --          --
Cumulative effect of change in accounting
  for organization costs.................        --         --        --             --        (120)
                                           --------   --------   -------       --------   ---------
Net earnings (loss)......................  $  3,135   $  4,098   $(2,430)      $ 17,906   $  22,035
                                           ========   ========   =======       ========   =========
Basic earnings per common share:
  Earnings before extraordinary item and
    cumulative effect of accounting of
    change...............................  $   0.32   $   0.41   $  0.17       $   0.78   $    0.89
  Extraordinary item.....................        --         --     (0.31)(3)         --          --
                                           --------   --------   -------       --------   ---------
  Cumulative effect of accounting
    change...............................        --         --        --             --          --
  Net earnings (loss)....................  $   0.32   $   0.41   $ (0.14)      $   0.78   $    0.89
                                           ========   ========   =======       ========   =========
Weighted average number of common shares
  outstanding............................     9,880      9,880    17,600         22,945      24,845
                                           ========   ========   =======       ========   =========

                                                         YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------
                                          1995        1996        1997        1998        1999
                                        ---------   ---------   ---------   ---------   ---------
BALANCE SHEET DATA:
  Cash and cash equivalents...........  $   5,993   $   4,292   $   5,733   $  15,377   $  13,460
  Working capital (deficit)...........    (41,962)    (43,586)      4,846     (19,600)    (83,659)
  Property, plant and equipment,
    net...............................     93,749     119,334     202,978     330,456     455,045
  Total assets........................    126,863     163,480     321,144     444,815     531,478
  Long-term debt and capital leases
    (excluding current portion).......     32,000      60,000     232,000     200,000     240,413
  Total indebtedness..................    101,954     128,677     242,755     279,257     336,468
  Shareholders' equity................     22,219      24,523      42,093     127,561     149,869


OTHER FINANCIAL DATA:
  Capital expenditures................     59,049      32,104      92,668     142,101   145,426(5)
  Net cash provided (used) by
    operating activities..............      4,616      (2,908)     39,095      26,912      31,526
  Net cash used in investing
    activities........................    (59,386)    (32,440)   (168,636)   (121,171)     (64,360)
  Net cash provided by financing
    activities........................     52,338      35,419     132,059     104,065      30,966
  EBITDA(4)...........................     10,565      26,407      31,497      53,662      75,063
  Ratio of EBITDA to net interest
    expense...........................       2.6x        2.5x        2.6x        4.2x        3.7x
  Ratio of total indebtedness to
    EBITDA............................       9.7x        4.9x        7.8x        5.2x        4.5x
  Ratio of earnings to fixed charges
    (6)...............................       1.3x        1.1x        0.9x        1.3x        1.3x
OTHER OPERATING DATA:
  International minutes (in
    thousands)........................     62,626     126,484     157,411     231,075     360,532
  Local access lines in service (at
    period end).......................      5,191      17,071      43,195      80,616     118,926
  Mobile subscribers (at period
    end)..............................     22,208      16,136      41,107     108,532     176,080

(1) Except per share, ratios and other operating data.

(2) Prior to 1995, we made payments in lieu of income tax at a rate of 18.0% of gross domestic collections after deducting access and carrier charges. In 1995, we disputed paying taxes on the basis of gross revenues and, as a result of a settlement with the Dominican tax authorities, paid a total of $222,000 to the Dominican government in lieu of income tax. Since 1996, we have made payments in lieu of income tax to the Dominican government, in accordance with the terms of our concession agreement. These payments represent 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax, implemented in 1998, of 2% on international settlement revenues collected. This tax amounted to $0.3 million in 1998 and $0.6 million in 1999.

(3) Represents a write-off related to the refinancing of indebtedness.

(4) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2 we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

(5) Includes capital lease obligations incurred during 1999 of $26.2 million.

(6) The ratio of earnings to fixed charges represents the number of times fixed charges were covered by earnings. Earnings represents the sum of
    (a) pre-tax earnings, (b) fixed charges and (c) amortization of capitalized interest less (d) interest capitalized and (e) cumulative effect of accounting change for organizational costs. Fixed charges consist of
    (a) expensed and capitalized interest, (b) amortized debt issuance costs and
    (c) the interest component of rental expense. For 1997, fixed charges exceeded earnings by $2.1 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

REVENUE OVERVIEW

    We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

    Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, for calls that originate in or transit its network but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.

    International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic either on our own network or on Codetel's network, including revenues derived from our U.S. based international long distance pre-paid calling cards.

    Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services.

    Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services.

    Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.

    Revenues from the sale and lease of equipment consist of sales and rental fees for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular and PCS handsets and paging units. Since late 1996, we have only sold, and not leased, equipment.

    Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

    Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

    The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Toll........................................................    17.2%      14.1%      13.5%
International...............................................    43.8       40.1       35.5
Local service...............................................     7.1       10.3       19.8
Cellular and PCS............................................    14.5       16.2       15.5
Paging......................................................     5.6        3.6        1.6
Sale and lease of equipment.................................     6.1        3.3        4.5
Installations...............................................     5.6       10.3        9.1
Other.......................................................     0.1        2.1        0.5
                                                               -----      -----      -----
                                                               100.0%     100.0%     100.0%
                                                               =====      =====      =====

    The following table sets forth certain items in the statements of operations and EBITDA expressed as a percentage of total operating revenues for the period indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Operating costs.............................................    82.4%      76.5%      75.7%
Operating income............................................    17.6       23.5       24.3
Interest expense, net.......................................    13.4       10.3       11.7
Other income (expenses).....................................     0.8       (0.8)      (0.5)
Earnings before income taxes, extraordinary item and
  cumulative effect of accounting change....................     3.4       14.0       13.1
Net earnings (loss).........................................    (2.7)      14.3       12.9
EBITDA......................................................    35.0       42.8       43.9

RESULTS OF OPERATIONS

1999 COMPARED TO 1998

    OPERATING REVENUES. Our total operating revenues increased 36.1% to $170.8 million in 1999 from $125.5 million in 1998. This growth stemmed primarily from increases in revenues generated by the expansion of our local exchange network, international business and of our cellular services.

    TOLL. Toll revenues increased 31.0% to $23.1 million in 1999 from $17.6 million in 1998. This resulted from both higher domestic long distance and outbound international traffic. Domestic long distance minutes increased by 54.2% to 31.1 million minutes in 1999 from 20.2 million minutes in 1998 due to a higher number of local access lines in service. Outbound international minutes increased by 32.2% to 29.7 million in 1999 from 22.5 million minutes in 1998, reflecting increased traffic volume from our local and Efectiva prepaid calling card customers. Local access lines and Efectiva accounted for 27.9% and 26.2% of our total outbound minutes in 1999 compared to 29.2% and 29.1% for 1998. Interconnection revenues increased by approximately 63.1% to $5.2 million in 1999 from $3.2 million in 1998.

    INTERNATIONAL. International revenues increased 20.4% to $60.6 million in 1999 from $50.3 million in 1998, primarily as a result of the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 59.6% to 329.7 million minutes in 1999 from
206.6 million in 1998. TRICOM USA accounted for 57% of our total inbound minutes in 1999 compared to 53.2% in 1998.

    The increase in international revenues was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.21 per minute during 1998 and $0.14 per minute during 1999. We have been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic carried through our network. Future decreases in settlement rates, without corresponding increases in our long distance traffic from the United States, would reduce our international settlement revenues, adversely affect the profit margins that we realize on such traffic and could have a material adverse effect on our business, financial condition and results of operations.

    LOCAL SERVICE. Local service revenues increased 161.6% to $33.9 million in 1999 from $12.9 million in 1998. Higher local service rates and continued growth in the number of local lines in service resulted in increased local service revenues for 1999.

    In 1999, we added 38,310 net local access lines compared to 37,421 net local access lines added in 1998. At December 31, 1999, we had 118,926 local access lines in service, including 19,289 wireless local loop lines, compared to 80,616 local access lines in service at December 31, 1998. There were not any wireless local loop lines in service at December 31, 1998.

    On January 14, 1999, we announced price increases, effective as of January 1, 1999, for residential monthly fees and for measured local service rates as part of the industry's process of price rebalancing initiated under the new Telecommunications Law No. 153-98. Residential monthly fees increased by approximately 86%. Local service rent revenues increased by 188.6% to $22.3 million in 1999 from $7.7 million in 1998. We adjusted the price per minute of measured local service in increments of RD$0.01 until the per minute rate reached RD$0.25 ($0.015) at December 31, 1999. Measured local service revenues increased by 80.2% to $3.8 million in 1999 from $2.1 million in 1998, reflecting increased rates.

    As a result of a higher number of lines in service and higher rates for service, interconnection revenues for local calls received from Codetel increased 193.5% to $2.9 million in 1999 from $1.0 million in 1998.

    Our average monthly churn rate for local service was 1.8% for 1999 compared to 0.8% in 1998. Average monthly churn increased as a result of
(i) disconnections due to Hurricane Georges; (ii) institution of our policy of offering financing of installation fees for local access; and (iii) rate rebalancing. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

    CELLULAR AND PCS.  Cellular and PCS revenues increased 30.0% to
$26.5 million in 1999 from $20.4 million in 1998, primarily as a result of the increase in the number of cellular and PCS subscribers. In 1999, we added 67,548 net cellular and PCS subscribers, compared to 67,425 net cellular subscribers added in 1998. At December 31, 1999, we had 169,656 cellular and 6,424 PCS subscribers compared to 108,532 cellular subscribers at December 31, 1998. We attribute the substantial growth of our subscriber base to the continued success of the Amigo prepaid program introduced in the third quarter of 1997.

    As a result of a higher average subscriber base, airtime minutes increased 38.7% from 94.0 million in 1998 to 130.4 million in 1999. Interconnection revenues attributed to airtime traffic received from Codetel increased by 123.7% to $3.5 million in 1999 from $1.6 million in 1998 due to a higher volume of incoming minutes received by prepaid cellular and PCS subscribers, as well as to a larger subscriber base.

    Prepaid cellular and PCS services generated approximately 52.0% of our total airtime minutes and 53.2% of total cellular and PCS revenues in 1999. Prepaid revenues increased by 83.4% to $14.5 million in 1999 from $7.9 million in 1998.

    Our average monthly churn rate for cellular and PCS services declined to 1.8% in 1999 from 3.6% in 1998 resulting from the increased proportion of prepaid subscribers in our subscriber base.

    PAGING. Paging revenues decreased 40.5% to $2.7 million in 1999 from $4.5 million in 1998. This reflects increased competition which lowered prices and margins for paging services. Paging revenues represented 1.6% of total operating revenues in 1999 compared to 3.6% of total operating revenues in 1998.

    At December 31, 1999, we had 28,737 paging subscribers compared to 28,873 paging subscribers at December 31, 1998. Our average monthly churn rate for paging services declined to 2.3% in 1999 from 3.4% in 1998.

    SALE AND LEASE OF EQUIPMENT. Revenues from the sale of equipment increased 86.9% to $7.7 million in 1999 from $4.1 million in 1998. The increase was attributable to higher sales of customer premise equipment, including private branch exchanges and key telephone systems, residential telephones and cellular and PCS handsets in 1999. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. We believe that these arrangements will decrease equipment sales revenues but will add subscribers and increase cellular and PCS service revenues.

    INSTALLATIONS. Installation revenues increased 19.8% to $15.5 million in 1999 from $12.9 million in 1998, as a result of our adding 59,513 gross local access lines and 96,363 gross cellular and PCS customers during 1999 compared to 43,198 gross local access lines and 97,778 gross cellular additions in 1998. The increase in installations in 1999 helped offset reductions in installation fees for local lines as part of the rate rebalancing plan that took effect
January 1, 1999.

    OPERATING COSTS.  Major components of operating costs are:

    - carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic;

    - interconnection costs, which are access charges paid primarily to Codetel;

    - depreciation of network equipment and leased terminal equipment;

    - payments for international satellite circuit leases;

    - expenses in lieu of income tax; and

    - general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs.

    Our operating costs increased 34.7% to $129.4 million in 1999 from $96.0 million in 1998. The increase in operating costs was primarily the result of higher satellite connection and carrier costs, increased general and administrative expenses reflecting our continued expansion, and depreciation associated with our continued capital expenditure program. However, operating costs as a percentage of operating revenues declined in 1999, representing 75.7% of total operating revenues in 1999 compared to 76.5% in 1998.

    SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs increased by 35.2% to $43.7 million in 1999 from $32.3 million in 1998 primarily as a result of the 54.2% increase in outbound traffic and higher interconnection costs. Outbound carrier costs increased by 62.1% from $11.8 million in 1998 to $19.1 million in 1999. Interconnection costs increased by 47.9% to $19.8 million in 1999 from $13.4 million in 1998, the result of a higher volume of inbound traffic terminating in Codetel's network.

    NETWORK DEPRECIATION.  Network depreciation increased 40.4% from
$11.4 million in 1998 to $16.0 million in 1999, as a result of our continued investments in plant and equipment.

    EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes increased by 33.5% to $12.8 million in 1999 from $9.6 million in 1998 reflecting the increase in revenues derived from our domestic and international business.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses, including non-network depreciation expenses, increased 30.8% to $51.5 million in 1999 from $39.4 million in 1998 primarily as a result of increased personnel costs due to a higher employee headcount, a higher level of allowance for doubtful accounts, and higher commissions paid to sales staff and intermediaries. At December 31, 1999, we had 1,534 employees compared to 1,341 employees at December 31, 1998. As a result, personnel costs, net of capitalized labor expenses, increased by 29% to $22.2 million in 1999 from $17.2 million in 1998. Commissions increased by 26.4% to $17.0 million in 1999 from $13.4 million in 1998.

    Our expense for doubtful accounts increased by $3.6 million to $4.3 million in 1999 from $0.7 million in 1998 as the result of the disconnection of local service customers who had unpaid balances reaching as far back as 1998, and who contested the bills as a result of Hurricane Georges' interruption of telephone service. We allowed these customers to be reconnected and provided for the deferral of payment of this debt. Those clients who did not accept the payment plan were considered in default and were disconnected. We set aside an amount equal to 100% of the outstanding debt as an additional provision during the second quarter of 1999.

    As a percentage of total operating revenues, general and administrative expenses represented 30.1% in 1999 compared to 31.4% in 1998.

    OTHER COSTS. Other costs increased by 59.9% to $5.4 million in 1999 from $3.4 million in 1998, primarily as a result of increases in the costs of sale of customer premise equipment, residential telephones and cellular handsets in 1999.

    OPERATING INCOME. Operating income increased 40.7% to $41.5 million in 1999 from $29.5 million in 1998. Our operating income as a percentage of total operating revenues improved to 24.3% in 1999 from 23.5% of total operating revenues in 1998. This reflects increased economies of scale in our operations.

    OTHER INCOME (EXPENSES).  Other expenses increased by 60.7% to
$19.2 million in 1999 from $11.9 million in 1998, reflecting increased short-term bank borrowings and reduced interest income as a result of the application of pledged securities to pay interest on the senior notes due 2004 and the principal amount of loans from the Caribbean Basin Project Financing Authority, and additional short-term financing during 1999. If we complete the concurrent offering of $150.0 million in aggregate principal amount of new senior notes, interest expense will increase significantly in future periods.

    NET EARNINGS. Net earnings increased by 23.1% to $22.0 million in 1999 from $17.9 million in 1998. On a per share basis, earnings increased to $0.89 per share in 1999 from $0.78 per share in 1998. The weighted average number of shares outstanding used in the calculation at December 31, 1998 was 22,944,544 compared to 24,844,544 at December 31, 1999. Net earnings represented 12.9% of total operating revenues in 1999 compared to 14.3% in 1998.

    EBITDA. Earnings before interest and other income and expenses, taxes and depreciation and amortization increased by 39.9% to $75.0 million for 1999 from $53.7 million for 1998. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

    1998 COMPARED TO 1997

    OPERATING REVENUES. Our total operating revenues increased 39.3% to $125.5 million in 1998 from $90.1 million in 1997. We attribute much of this growth to increased international revenues, increased installation and local service revenues associated with our local access network expansion program and the introduction of our prepaid cellular program.

    TOLL. Toll revenues increased 13.8% to $17.6 million for 1998 from $15.5 million for 1997. The increase in toll revenues was attributable to higher outbound international traffic and domestic long distance minutes. Outbound international minutes increased by 3.0% to 22.5 million minutes for 1998 from
21.8 million minutes for 1997 reflecting increased traffic volume from the higher number of local access lines in service and cellular subscribers, as well as our Efectiva prepaid calling card. Local access lines and the Efectiva prepaid calling card accounted for 29.2% and 29.1%, respectively, of our total outbound international minutes for 1998 compared to 24.2% and 28.7%, respectively, for 1997. Domestic long distance minutes increased by 55.2% to
20.2 million minutes for 1998 from 13.0 million minutes for 1997 due to the higher number of local access lines in service.

    Interconnection revenues related to domestic and international long distance traffic also increased as a result of the growth of our local access line installed base. Interconnection revenues increased by approximately 62% to $3.2 million for 1998 from $2.0 million for 1997. Toll revenues represented 14.1% of total operating revenues for 1998 compared to 17.2% of total operating revenues for 1997.

    INTERNATIONAL. International revenues increased 27.6% to $50.3 million for 1998 from $39.4 million for 1997. This increase was achieved despite a 19.0% decrease in average settlement rates for 1998 compared to 1997. Inbound minutes increased by 52.4% to 206.6 million for 1998 from 135.6 million minutes for 1997. The increase in minutes in 1998 was the result of volume based agreements with various international carriers and the increasing presence of TRICOM USA's operations in the United States. TRICOM USA accounted for 53.2% of the total inbound minutes in 1998 compared to 39.0% in 1997. Inbound minutes generated by TRICOM USA during 1998 included 89.7 million minutes attributable to the provision of facilities by TRICOM USA to resellers and 20.2 million minutes attributable to prepaid calling cards distributed in the United States compared to 48.7 million minutes from the provision of facilities to resellers and
4.2 million minutes attributable to prepaid cards during 1997.

    As a result of increased competition in the market, settlement rates for international long distance service between the Dominican Republic and the United States declined in 1998 to an average rate of $0.21 per minute from $0.25 per minute during 1997. International revenues represented 40.1% of total operating revenues for 1998 compared to 43.8% of total operating revenues for 1997.

    LOCAL SERVICE. Local service revenues increased 101.8% to $12.9 million for 1998 from $6.4 million for 1997. The increase reflects the growth in the number of local access lines in service as a result of our local access network expansion program, combined with higher average monthly fees charged to customers of $10 during 1998 compared to $8 during 1997.

    During 1998, we added 37,421 net local access lines compared to 26,124 net local access lines added during 1997. At December 31, 1998, we had 80,616 local access lines in service compared to 43,195 local access lines in service at December 31, 1997. As a result, interconnection revenues related to local calls received from Codetel increased 50.9% to $1.0 million for 1998 from $666,000 for 1997. Local service revenues represented 10.3% of total operating revenues for 1998 compared to 7.1% of total operating revenues for 1997.

    CELLULAR. Cellular revenues increased by 55.8% to $20.4 million for 1998 from $13.1 million for 1997. This increase was attributable to the growth of airtime minutes generated by our prepaid cellular program as well as to a larger average cellular subscriber base in 1998. Airtime minutes increased 26.1% to
94.0 million minutes for 1998 from 74.5 million minutes for 1997.

    During 1998, we added 67,425 net subscribers compared to 24,971 net subscribers added in 1997. The number of cellular subscribers increased at December 31, 1998 by 164% to 108,532 from 41,107 at December 31, 1997. We attribute the increase in cellular airtime and the number of subscribers to the introduction of prepaid cellular services and the Amigo cellular prepaid card in the third quarter of 1997. Prepaid cellular services generated approximately 41% of our total airtime minutes and 39% of total cellular revenues in 1998. Prepaid cellular revenues increased by $6.8 million to $7.9 million in 1998 compared to $906,000 during 1997.

    Our average monthly churn rate for cellular services was 3.6% for 1998 compared to 3.9% for 1997. Interconnection revenues associated with airtime traffic received from Codetel increased by 19.6% to $1.6 million in 1998 from $1.3 million in 1997 due to a higher volume of incoming minutes received by prepaid cellular subscribers and to a larger number of cellular subscribers. Cellular revenues represented 16.2% of total operating revenues for 1998 compared to 14.5% of total operating revenues for 1997.

    PAGING. Paging revenues decreased 10.9% to $4.5 million for 1998 compared to $5.1 million for 1997. The decrease in 1998 reflected a decline in the average revenue per paging subscriber compared to 1997 primarily as a result of increased competition in the market. In addition, we believe that the success of our prepaid cellular program has contributed to the decline of paging revenues by having new customers move away from paging services and into prepaid cellular services. We added 1,046 net paging subscribers during 1998 compared to 4,791 net paging subscribers added in 1997. The number of paging subscribers increased by 3.8% to 28,873 at December 31, 1998 from 27,827 at December 31, 1997. Our average monthly churn rate for paging services declined to 3.4% for 1998 compared to 3.7% for 1997. Paging revenues represented 3.6% of total operating revenues for 1998 compared to 5.6% of total operating revenues for 1997.

    SALE AND LEASE OF EQUIPMENT. Revenues from the sale and lease of equipment decreased 25.2% to $4.1 million for 1998 from $5.5 million for 1997, primarily as a result of a lower number of cellular handsets and paging equipment sold. In 1997, we entered into arrangements with major electronics retailers for the distribution of cellular services. We believe that these arrangements will decrease revenues from the sale of cellular equipment, but could increase cellular services revenues by expanding the number of subscriber additions. Additionally, the decline in revenues from the sale of cellular equipment is accompanied by a decrease in cost of goods sold. Sale and lease of equipment revenues represented 3.3% of total operating revenues in 1998 compared to 6.1% of total operating revenues for 1997. We have strategically migrated away from this revenue source and have determined that the sale and lease of equipment will not be a major focus of our marketing efforts.

    INSTALLATIONS. Installation revenues increased 155.1% to $12.9 million for 1998 from $5.1 million for 1997. This increase is attributable to the significant growth in the number of local access line installations and cellular activations as well as an increase in the installation fee per local access line from $129 to $258 in January 1998. During 1998, we installed 43,198 gross local access lines and 97,778 gross cellular additions compared to 31,398 gross local access lines and 36,153 gross cellular additions for 1997, reflecting increased domestic market presence. Installation revenues represented 10.3% of total operating revenues in 1998 compared to 5.6% of total operating revenues for 1997.

    OPERATING COSTS. Operating costs represented 76.5% of total operating revenues for 1998 compared to 82.4% of total operating revenues for 1997.

    SATELLITE CONNECTION AND CARRIER COSTS. Satellite connections and carrier costs increased by 3.3% to $32.3 million during 1998 compared to $31.3 million during 1997. The increase in satellite connections and carrier costs reflected a $4.6 million increase in carrier costs to $11.8 million in 1998 from $7.2 million in 1997 due to higher volume of outbound traffic. However, this increase was partially offset by a decrease in interconnection costs, lease payments for switching facilities and satellite connections.

    Interconnection costs decreased by $1.0 million to $9.5 million in 1998 from $10.6 million in 1997, as a result of lower interconnection charges between our network and Codetel's network. The interconnection agreement was amended on January 2, 1998 to reduce access charges for 1998 for international long distance calls from RD$1.45 ($0.09) per minute to RD$0.98 ($0.06) per minute and for national long distance and calls made from cellular telephones from RD$0.95 ($0.06) per minute to RD$0.63 ($0.04) per minute.

    Lease payments for switching facilities and satellite connections decreased by 30.2% to $4.3 million in 1998 from $5.6 million in 1997 due to cost savings for leased international facilities that resulted with the commencement of operations of the Antilles-I fiber optic cable.

    NETWORK DEPRECIATION. Network depreciation and depreciation expense increased 53.1% and 65.6% to $11.4 million and $3.2 million, respectively, for 1998 from $7.4 million and $2.0 million, respectively, for 1997 as a result of our continued investments in plant and equipment.

    EXPENSE IN LIEU OF INCOME TAX. Expense in lieu of income taxes increased by 53.0% to $9.6 million for 1998 from $6.2 million for 1997, due to increased revenues, a portion of which were not subject to deductible access charges, including, in particular, installation revenues.

    GENERAL AND ADMINISTRATIVE. Our general and administrative expenses increased by 53.9% to $39.4 million for 1998 from $25.6 million for 1997. The increases were primarily attributable to higher personnel costs, other expenses primarily from sales commissions, and promotional and advertising costs. Personnel costs, net of capitalized labor costs, for 1998 increased by 43.0% to $13.3 million from $9.3 million for 1997, reflecting the growth of operations of TRICOM USA and the Call Tel Corporation, a subsidiary that provides operator services to our and third parties alphanumeric paging subscribers. At
December 31, 1998, we had 1,341 employees compared to 989 employees at December 31, 1997. Other expenses increased by $6.6 million to $11.6 million in 1998 from $5.0 million in 1997 primarily resulting from a $4.1 million increase in sales commissions related to prepaid cards and paid to external establishments. Promotional and advertising costs increased by $1.7 million to $4.3 million in 1998 from $2.5 million in 1997, as a result of campaigns related to the Amigo prepaid card. General and administrative costs as a percentage of total operating revenues increased to 31.4% for 1998 from 28.4% for 1997.

    OTHER COSTS. Other costs decreased by 7.3% to $3.4 million for 1998 from $3.7 million for 1997, primarily attributable to lower costs of sale of equipment, as a result of fewer cellular and paging unit sales brought about by our entering into the distribution arrangements with major electronics retailers.

    OPERATING INCOME. Operating income increased 85.9% to $29.5 million for 1998 from $15.9 million for 1997. Our operating income represented 23.5% of total operating revenues for 1998 compared to 17.6% of total operating revenues for 1997 reflecting higher margins from local service, cellular, and international long distance services.

    OTHER INCOME (EXPENSES). Other expenses decreased 7.1% to $11.9 million for 1998 from $12.8 million for 1997 reflecting increases in net interest income and foreign currency exchange gains. Interest expense increased 11.8% to $18.0 million for 1998 from $16.1 million for 1997 due to higher long term debt outstanding as a result of the issuance of $200 million aggregate principal amount of our 11 3/8% senior notes due 2004 during the third quarter of 1997. Foreign currency exchange gains increased by $810,000 to $104,000 for 1998 from a loss of $706,000 for 1997.
Interest expense as a percentage of total operating revenues declined to 14.3% for 1998 from 17.9% for 1997.

    NET EARNINGS. Net earnings increased to $17.9 million, or $0.78 per share, for 1998 from earnings before extraordinary item of $3.0 million, or $0.17 per share, for 1997 as a result of higher operating income. The weighted average number of shares outstanding at December 31, 1998 were 22,944,544 compared to 17,600,526 at December 31, 1997. Net earnings accounted for 14.3% of total operating revenues for 1998, while earnings before extraordinary item accounted for 3.4% for 1997. However, as a result of a $5.5 million write-off related to the retirement of indebtedness from the proceeds of the 11 3/8% senior notes due 2004 during the third quarter of 1997, we recorded a net loss after extraordinary items of $2.4 million for 1997.

    EBITDA. Earnings before interest and other income and expenses, taxes and depreciation and amortization increased by 70.4% to $53.7 million for 1999 from $31.5 million for 1997. We calculate earnings before interest and other income taxes and expenses, taxes and depreciation and amortization prior to the deduction of payments to the Dominican government in lieu of income taxes.

    EFFECTS OF INFLATION

    The annual inflation rate in the Dominican Republic was 8.4% for 1997, 7.8% for 1998 and 5.1% for 1999. The effects of inflation on our operations have not been significant.

    CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

    Through December 31, 1996, we used the Dominican peso as our functional and reporting currency. While a significant portion of our revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and we used the Dominican peso as our functional currency. However, in our opinion, since the issuance of the 11 3/8% senior notes due 2004, in August 1997, our cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, we changed our functional currency from the Dominican peso to the U.S. dollar. Our financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, we did retroactively change our reporting currency to the U.S. dollar.

    LIQUIDITY AND CAPITAL RESOURCES

    Substantial capital is required to expand and operate our telecommunications networks. For 1999, we made capital expenditures of $145 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements. Expansion of international facilities included the installation of a switch in New York and investments in submarine fiber optic cables. We currently anticipate making capital expenditures of approximately $186 million in 2000, a substantial majority of which will be in the Dominican Republic, for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

    In addition, as we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short-term and long-term borrowings, trade finance, vendor financing and equity and debt issuances. We believe our cash generated by operations and the proceeds of this offering and the concurrent debt offering will be sufficient to fund our expected capital expenditures through the middle of 2001. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments, for example, the investment in

Panama subject to a non-binding memorandum of understanding that we have executed, may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms which we find acceptable or at all.

    Net cash provided by operating activities was $26.9 million for 1998 and $31.5 million for 1999. We had net accounts receivable of $18.4 million and $26.1 million at December 31, 1998 and December 31, 1999.

    Our indebtedness was approximately $336.5 million at December 31, 1999, of which $200.0 million was our senior notes due 2004, $40.4 million was in long-term borrowings and capital leases, with maturities ranging from one to seven years, and $96.1 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases. At December 31, 1999, our U.S. dollar borrowings (other than the 11 3/8% senior notes due 2004) had interest rates ranging from 9.0% per annum to 12.9% per annum, and our peso borrowings had interest rates ranging from 20% per annum to 30% per annum. At December 31, 1999, our U.S. dollar borrowings (other than the 11 3/8 senior notes due 2004) totaled $124.8 million and our peso borrowings totaled $11.7 million.

    We have U.S. dollar- and peso-denominated credit facilities which, in the aggregate, permit us to borrow up to $176.5 million. At December 31, 1999, there was $136.5 million outstanding under these facilities. We had approximately $40.0 million available for borrowing under these facilities, of which $36.7 million was under facilities with maturities of less than one year.

    At December 31, 1999, we had $80.4 million of short-term and long-term, U.S. dollar and peso- denominated credit facilities with Dominican banks and institutions and $96.1 million of U.S. dollar-denominated credit facilities with international banks. In the past, we met a significant portion of our funding requirements with short-term borrowings in Dominican markets. Recently, the cost of peso-denominated short-term indebtedness has ranged from 21% per annum to 30% per annum and has adversely affected our net income. Moreover, from time to time, the Dominican government has imposed limitations on loans by Dominican banks in Dominican pesos in order to restrict the country's money supply and curb inflation. This monetary policy has limited the sources of bank financing and the amounts available to be borrowed from Dominican banks and increased the costs of such borrowing.

    As of December 31, 1999, our current liabilities exceed our current assets by $83.7 million. This reflects our short-term borrowings in the Dominican Republic with related companies and local banks and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business.

    We will seek additional credit facilities with international banks to refinance our short-term credit facilities. In December 1999 and January 2000, we obtained a commitment from Export-Import Bank of the United States to provide credit guarantees of up to $46.6 million. The credits will be disbursed by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other suppliers. The commitment provides that the credits will be available for disbursement over a 12 month period and will be repayable over five years. We are negotiating the terms of the facility and we cannot assure you that we will successfully conclude the negotiations.

YEAR 2000 READINESS

    The Year 2000 issue refers to the potential for system and processing failures of date-related calculations, and is the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, operate our sites, send invoices, or engage in similar normal business activities.

    To date, we have not experienced any material Year 2000 issues and have been informed by our material suppliers and vendors that they have also not experienced material Year 2000 issues. We have not spent a material amount on Year 2000 compliance issues. Most of our expenses were generally related to the operating costs associated with time spent by employees and consultants in the evaluation process and Year 2000 compliance matters.

    If we fail to identify and remedy any non-compliant internal or external Year 2000 problems, or Year 2000 problems create a systemic failure beyond our control, including a prolonged telecommunications or electrical failure or a prolonged failure of third party software on which we rely, we could be prevented from operating our business and permitting users access to our sites. Such an occurrence would have a material adverse effect on our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

    We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

    INTEREST RATE RISKS

    Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At
December 31, 1999, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately
$164 million and $187 million at December 31, 1998 and December 31, 1999, respectively.

    Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. At December 31, 1998 and December 31, 1999, we had $47.3 million and $136.5 million of short-term and long-term borrowings, including trade finance and capital leases outstanding from Dominican and international banks, mostly denominated in U.S. dollars. During 1999, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 9.0% per annum to 12.9% per annum. During 1999, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 21% to 30% per annum. A 10% increase in the average rate for our variable rate debt would have decreased our net income for 1999 by approximately $659,000.

    FOREIGN EXCHANGE RISKS

    We are subject to currency exchange risks. During 1999, we generated revenues of $60.6 million in U.S. dollars and $110.2 million in Dominican pesos. In addition, at December 31, 1999, we had $124.8 million of U.S.
dollar-denominated debt outstanding, (excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004). At December 31, 1999, we had debt indexed to the dollar of RD$36.1 million at a contracted exchange rate of RD$16.00 per $1.00, resulting in a obligation of $2.3 million.

    Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During 1999, the average official exchange rate was RD$15.83 per $1.00 while the average private market rate was RD$16.03 per $1.00.

    Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During 1999, we recognized an approximate $203,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in 1999, then we would have realized an additional foreign exchange loss of approximately $20,300.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present unaudited quarterly consolidated financial data for each of the last eight quarters. This data has been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus, and in the opinion of management includes all adjustments (consisting only of normal recurring adjustments) to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes included in this prospectus. The results of operations for any quarter are not necessarily indicative of results to be expected for any future period.

                                                                   THREE MONTHS ENDED
                                                   ---------------------------------------------------
                                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                     1998        1998         1998            1998
                                                   ---------   --------   -------------   ------------
                                                                     (IN THOUSANDS)
Operating revenues:
    Toll.........................................   $ 4,534    $ 4,328       $ 4,466         $ 4,317
    International settlement.....................    10,843     12,656        13,177          13,656
    Local service................................     2,682      3,033         3,485           3,743
    Cellular.....................................     4,236      5,056         5,443           5,629
    Paging.......................................     1,264      1,183         1,109             971
    Sale and lease of equipment..................       997        823           978           1,316
    Installations................................     2,398      3,611         3,772           3,156
    Other........................................        62          7           205           2,366
                                                    -------    -------       -------         -------
Total operating revenues.........................    27,016     30,696        32,636          35,154
                                                    -------    -------       -------         -------

Operating costs:
    Satellite connections and carrier............     7,478      8,351         7,605           8,875
    Network depreciation.........................     2,364      2,775         3,086           3,158
    Expense in lieu of income taxes..............     1,927      2,218         2,575           2,842
    General and administrative expenses..........     7,446      8,479        10,021          10,194
    Depreciation expense.........................       637        770           915             918
    Other........................................     1,022        565           754           1,050
                                                    -------    -------       -------         -------
Total operating costs............................    20,874     23,157        24,955          27,037
                                                    -------    -------       -------         -------

Operating income.................................     6,141      7,539         7,681           8,116
                                                    -------    -------       -------         -------

Other income (expenses):
    Interest expense.............................    (4,366)    (3,876)       (3,799)         (5,965)
    Interest income..............................     1,178      1,264         1,501           1,190
    Foreign currency exchange gain (loss)........      (106)        21           (54)            244
    Other........................................      (437)      (441           (84)          1,807
                                                    -------    -------       -------         -------
Total other expenses, net........................    (3,731)    (3,032)       (2,437)         (2,725)
                                                    -------    -------       -------         -------
Earnings before income taxes.....................     2,411      4,507         5,244           5,392
Income taxes-benefit.............................        --         --            --             352
                                                    -------    -------       -------         -------
Net earnings.....................................   $ 2,411    $ 4,507       $ 5,244         $ 5,743
                                                    =======    =======       =======         =======
EBITDA...........................................   $11,069    $13,301       $14,257         $15,034
                                                    =======    =======       =======         =======
Earnings per share...............................   $  0.13    $  0.21       $  0.22         $  0.23
                                                    =======    =======       =======         =======
Weighted average number of shares outstanding....    19,145     21,045        22,311          22,945
                                                    =======    =======       =======         =======

                                                                   THREE MONTHS ENDED
                                                   ---------------------------------------------------
                                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                     1999        1999         1999            1999
                                                   ---------   --------   -------------   ------------
                                                                     (IN THOUSANDS)
Operating revenues:
    Toll.........................................   $ 4,705    $ 5,620       $ 6,209         $ 6,583
    International revenues.......................    12,971     15,382        15,475          16,728
    Local service................................     5,840      7,806         9,386          10,826
    Cellular.....................................     5,863      5,962         6,794           7,854
    Paging.......................................       900        673           604             518
    Sale and lease of equipment..................       966      1,460         1,414           3,849
    Installations................................     3,419      3,985         4,355           3,743
    Other........................................       158         14           731              23
                                                    -------    -------       -------         -------
Total operating revenues.........................    34,823     40,902        44,969          50,125
                                                    -------    -------       -------         -------

Operating costs:
    Satellite connections and carrier............     8,421      9,919        12,400          12,947
    Network depreciation.........................     3,449      3,978         3,894           4,661
    Expense in lieu of income taxes..............     2,970      3,217         2,956           3,622
    General and administrative expenses..........     9,601     12,519        10,975          13,552
    Depreciation expense.........................     1,045      1,164         1,265           1,381
    Other........................................     1,009      1,353         1,229           1,830
                                                    -------    -------       -------         -------
Total operating costs............................    26,495     32,149        32,719          37,993
                                                    -------    -------       -------         -------

Operating income.................................     8,328      8,753        12,250          12,132
                                                    -------    -------       -------         -------

Other income (expenses):
    Interest expense.............................    (4,455)    (4,177)       (5,677)         (8,121)
                                                    -------    -------       -------         -------
    Interest income..............................       971        747           552             119
    Foreign currency exchange gain (loss)........       165        309          (991)            315
    Other........................................      (427)      (426)         (418)          2,347
                                                    -------    -------       -------         -------
Total other expenses.............................    (3,746)    (3,547)       (6,534)         (5,339)
                                                    -------    -------       -------         -------
Earnings before income taxes and cumulative
  effect of accounting change....................   $ 4,582    $ 5,205       $ 5,716         $ 6,793
Income taxes benefit (expense)...................   $    56    $    --       $    --         $  (198)
                                                    -------    -------       -------         -------
Earnings before cumulative effect of accounting
  change.........................................     4,638      5,205         5,716           6,595
Cumulative effect of change in accounting for
  organization expenses..........................        --         --            --            (120)
                                                    -------    -------       -------         -------
Net earnings.....................................   $ 4,638    $ 5,205       $ 5,716         $ 6,475
                                                    =======    =======       =======         =======
EBITDA...........................................   $15,792    $17,111       $20,364         $21,795
                                                    =======    =======       =======         =======
Earnings per share...............................   $  0.19    $  0.21       $  0.23         $  0.26
                                                    =======    =======       =======         =======
Weighted average number of shares outstanding....    24,845     24,845        24,845          24,845
                                                    =======    =======       =======         =======

                           FOREIGN EXCHANGE CONTROLS

    The foreign exchange system of the Dominican Republic is administered by the Central Bank. In January 1991, the Monetary Board of the Central Bank instituted the current foreign exchange system which permits the purchase of foreign currency from commercial banks located in the Dominican Republic. Prior to January 1991, persons were required to purchase foreign currency directly from the Central Bank. The resolution adopted by the Monetary Board in 1991 retained the Central Bank's administrative authority over the foreign exchange system by requiring registration with and approval by the Central Bank in order to repatriate foreign currency abroad. The Monetary Board further liberalized the foreign exchange system in September 1994, but it retained the requirement that the payment of debt obligations abroad be registered with the Central Bank. This registration generally has been regarded as ministerial in nature, except that short-term advances for exports of goods and services still require prior approval of the Central Bank. Dominican banks are required to submit an application form to the Central Bank for approval of any foreign currency exchange transactions. We cannot assure you that Dominican authorities will not change the Dominican Republic's monetary policies to restrict the exchange of Dominican pesos for U.S. dollars.

    The Central Bank requires that any person who has registered foreign debt obligations pay a 5% commission on amounts of Dominican pesos exchanged for foreign currency to be remitted abroad.

FOREIGN INVESTMENT

    The Dominican Republic once restricted the repatriation of foreign direct investments in certain sectors of the economy, including the telecommunications sector. In December 1995, the Dominican government enacted Law No. 16-95 on foreign investment, which, among other things, permitted foreigners to make direct investments in the telecommunications sector and to repatriate funds from such investments. The foreign investment law requires that foreigners register their investment with the Central Bank in order to exchange Dominican pesos for foreign currency. In conjunction with The Bank of New York, as depositary, we will register the issuance of the Class A common stock in this offering with the Central Bank.

    The foreign investment law expanded the definition of direct foreign investment to include investments in debt instruments. Prior to the enactment of the foreign investment law, the Dominican government only treated equity investments as direct foreign investments. As a result, the principal of and interest on debt instruments could be repatriated so long as the obligor adhered to the requirements of the Law on the International Transfer of Funds and the regulations and resolutions promulgated under the law. The foreign investment law brings "financial instruments" within its purview, establishing that foreign investments could take the form of those financial instruments that the Monetary Board categorizes as foreign investments. However, the Monetary Board has yet to identify which "financial instruments" could become registered as a foreign investment. We have been advised by our Dominican counsel, Pellerano & Herrera, that "financial instruments" as contemplated by the foreign investment law are Dominican peso-dominated instruments issued to foreign investors in the Dominican Republic. As such, U.S. dollar-denominated instruments, including the
11 3/8% senior notes due 2004 and the    % senior notes due 2007, must be
registered as foreign debt obligations under the foreign currency transfer law. We also intend to register the new senior debt due 2007 as foreign debt obligations.

                                    BUSINESS

OVERVIEW

    TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data services. Through TRICOM USA, we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. In 1998, we carried 46.4% of the southbound voice and data traffic from the United States to the Dominican Republic.

OUR STRATEGY

    Our goal is to capitalize on our existing core businesses and competitive skills to further build our market share and penetrate new markets. We intend to:

LEVERAGE OUR ASSET BASE AND KEY STRENGTHS, INCLUDING OUR:

    SWITCHING FACILITIES AND INTERNATIONAL FIBER OPTIC SUBMARINE CABLE SYSTEMS.

    - We currently have switching facilities in New York and will add a switch in Puerto Rico in the first half of 2000. We have interests in international fiber optic submarine cable systems that connect Central America and the Caribbean with the United States and Europe. These include interests in Antilles I, Americas II, Pan American Cable System and Maya
      I. We also intend to buy an interest in Arcos I, which is currently under construction. Our facilities enable us to carry traffic at competitive rates to several countries in addition to the Dominican Republic.

    LOCAL EXCHANGE, INCLUDING WIRELESS LOCAL LOOP, AND MOBILE INFRASTRUCTURE.

    - Our wireless network covers 80% of the Dominican Republic's population, more than 6.5 million people. Our local exchange network features a wireless local loop system that covers areas of Santo Domingo and Santiago, the two largest cities in the Dominican Republic, and of six other cities. Using wireless local loop technology we can connect a customer within 48 hours, substantially less time than required for wireline installation. We will expand coverage in areas already served by the wireless local loop system and add new areas as well.

    STRONG BRAND NAME RECOGNITION AND MARKETING CAPABILITIES.

    - Our aggressive marketing and strong customer service have allowed us to build a strong brand in our existing markets. We will capitalize on our brand name recognition and marketing programs for prepaid phone cards to target ethnic communities in New York, New Jersey, New England, Florida and Puerto Rico. We will build on existing relationships with resellers that provide traffic to the Dominican Republic and to other markets to increase our international traffic.

    HISTORIC STRONG REVENUE AND CASH FLOW.

    - We have increased EBITDA sequentially in each of the last 11 quarters. Our revenue and cash flow growth have contributed to the funding of our network build-out. They serve as the basis for growth in future markets and, we believe, will facilitate our obtaining additional financing for our expansion plans.

EXPAND EXISTING MARKET COVERAGE IN THE DOMINICAN REPUBLIC AND THE UNITED STATES
  BY:

    FOCUSING ON HIGH-GROWTH MARKET SEGMENTS IN THE DOMINICAN REPUBLIC, INCLUDING RESIDENTIAL LOCAL AND CELLULAR AND PCS SERVICES.

    - There remains substantial unmet demand for residential local service in the Dominican Republic as large segments of the Dominican population still have limited access to this service. Based upon information available to us, at December 31, 1999, there were approximately 842,000 local access lines in service, representing a teledensity rate of approximately 9.9%. We plan to expand our wireless loop system into three additional cities in 2000 and seven more cities in the following three years. We will increase capacity in the areas currently covered by the system. In 1999, we introduced prepaid local access service, which we believe will increase our penetration.

    - The mobile wireless market has been the fastest growing segment of the Dominican telecommunications market since 1996. Based on information available to us, we believe the mobile wireless market has grown at an annual average rate exceeding 70%, based on the number of subscribers. Our cellular network covers 80% of the population and our PCS network covers approximately 65% of the population. With these two networks we are able to offer dual-band service, allowing PCS customers to use their mobile phone over our analog service as well. We will expand our PCS system into additional cities over the next several years, resulting in coverage of 75% of the Dominican population.

    EXPANDING OUR OPERATIONS IN THE UNITED STATES TO TARGET ADDITIONAL ETHNIC AND GEOGRAPHIC MARKETS AND TO EXPAND OUR OWNERSHIP AND CONTROL OF DISTRIBUTION CHANNELS.

    - As we expand our long distance network in Central America and the Caribbean, we plan to target additional ethnic and geographic markets in the United States through TRICOM, USA. We will then be able to offer end-to-end long distance services to these new markets.

    - TRICOM USA relies on distributors and resellers for the placement of its prepaid calling cards and the generation of international traffic to the Dominican Republic and other destinations. In order to expand our market presence, and at the same time enhance margins on traffic generated by our prepaid cards, we will consider opportunities to acquire distributors of prepaid calling cards.

    - Through the acquisition of resellers, we can capture a greater share of the market for outgoing minutes and increase direct access to customers, which should enhance our profit margins. Resellers also give us greater access to ethnic markets in which we already participate and access to new ethnic markets.

    CAPITALIZING ON THE OPPORTUNITIES IN THE DOMINICAN REPUBLIC CREATED BY THE GROWING DIGITAL ECONOMY TO EXPAND OUR BROADBAND DATA TRANSMISSION BUSINESS, ISP BUSINESS AND E-COMMERCE OPERATIONS.

    - As the Dominican economy has expanded, there has been greater demand for broadband data transmission and Internet services. Our fully digital network positions us to provide broadband access and high speed data transmission to both the corporate data and residential ISP market. We are currently at the final stage of testing digital subscriber line or xDSL, very small aperture terminal or VSAT, and local multipoint distribution service or LMDS technologies. We expect to implement one or more of these technologies on a commercial basis to enhance our delivery of broadband service. We will also consider acquiring or investing in cable television systems that would enhance our access to the market for voice and high speed data transmission.

    - We believe our e-commerce opportunities will expand as an increasing number of businesses and consumers embrace the Internet as a method of purchasing goods and services. We plan to continue growing our vertically integrated e-commerce platform, including providing webpages or websites in our portal, electronic payment gateway and consulting services. We will pursue partnerships and joint venture opportunities with large local retailers and distributors in the Dominican Republic and Central America. We can achieve economies of scale for marketing and connectivity by increasing our merchant customer base.

EXPAND INTO SELECTED CARIBBEAN AND CENTRAL AMERICAN MARKETS BY:

    SELECTIVELY PROVIDING TELECOMMUNICATIONS SERVICES IN OUR TARGET MARKETS.

    - We believe that several countries in Central America and the Caribbean have markets that have demographic, regulatory and demand characteristics similar to those in the Dominican market at the time we initiated our operations. These characteristics include relatively high settlement rates, underserved markets dominated by a single incumbent provider and increased liberalization of the telecommunications industry. In these countries, we believe we have the opportunity to export our business model.

    - We will seek to establish a presence in each of our target markets in the region by selectively providing one or more telecommunications services. We will expand our product offerings over time to include other segments in which we have been successful in the Dominican Republic including international long distance, cellular, PCS, broadband data transmission, Internet and e-commerce.

    - In entering new markets, we will consider forming strategic alliances or joint ventures with local companies, acquiring local companies or obtaining licenses to provide telecommunications services. We will select our entry strategy for each market based on our competitive strengths in that market.

    APPLYING OUR WIRELESS EXPERIENCE, SCALABLE BACK OFFICE SYSTEMS AND MARKETING KNOW-HOW TO DEVELOP TELECOMMUNICATIONS OPERATIONS.

    - We will rely on the technical expertise that we have developed to deploy wireless technologies to enter new markets. Our deployment of a CDMA-based wireless network has enabled us to enhance our mobile services capabilities while also accelerating the expansion of our local access presence in the Dominican market. Our network is one of the largest wireless local loop networks in operation in the world. Wireless local loop technology offers ubiquitous coverage, rapid installation, a scalable network with redeployable equipment, reduced maintenance costs and mobility, and is ideally suited for new entrants in an underserved telecommunications market.

    - Our scalable back office systems, which integrate sales, customer service, collections and financial control functions will allow us to expand our operations in a cost efficient manner.

    - We believe that our marketing know-how is an integral part of our sales model. This model features proactive sales efforts, targeted sales campaigns and reduction of credit risk through promotion of prepaid services and can be exported to other markets in the Caribbean and Central America.

SERVICE OFFERINGS

    Our service offerings include:

    - Local service;

    - Mobile services;

    - International long distance; and

    - Broadband data transmission and Internet.

    LOCAL SERVICE

    We are a competitive local exchange carrier and had 118,926 local access lines in service at December 31, 1999, including 38,310 net lines additions during 1999. Our local access network covers areas with approximately 80% of the population of Santo Domingo, Santiago and six additional cities.

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    All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, and voice mail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

    We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging and Internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

    We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers that are installed at a customer's house, digital switches and a base station transmitter. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone. The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.

    We also sell fully integrated turnkey systems and system components. We are a distributor in the Dominican Republic for Mitel and Comdial, two leading manufacturers of private branch exchanges and key telephone systems. We are also a leading provider of computer telephony integration systems in the Dominican Republic.

    MOBILE SERVICES

    Our mobile network covers approximately 80% of the Dominican Republic's population. We currently offer both cellular and PCS service. Based on information available to us, there were approximately 399,100 cellular and PCS subscribers in the Dominican Republic at December 31, 1999. At December 31, 1999, we had 176,080 cellular subscribers, including 6,424 PCS subscribers, representing approximately 44% of the Dominican mobile telephony market. Our net addition of cellular and PCS subscribers in 1999 was 67,548, which represents 47% of net subscriber additions for 1999 in the Dominican Republic.

    Our cellular and PCS subscriber base grew by 62% during 1999. We attribute a substantial portion of this growth to our prepaid cellular and PCS card, the Amigo card. At December 31, 1999, prepaid cellular and PCS subscribers accounted for 40% of the entire cellular and PCS market of the Dominican Republic and 85% of our cellular and PCS subscribers, based on information available to us. Our Amigo card program has expanded our cellular and PCS customer base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

    We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 65% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

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
    At December 31, 1999, approximately 15% of our current subscribers leased their handsets from us. We discontinued leasing handsets to new individual subscribers. We also have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. As a result of our arrangements with major electronics retailers for the sale by them of handsets in conjunction with subscriptions for our services, we sold handsets to less than 15% of our new subscribers in 1999. We do not subsidize or provide credit on the sale of cellular and PCS handsets.

    We have provided paging services since April 1995. At December 31, 1999, we provided paging services to 28,737 subscribers, representing approximately 11% of the Dominican paging market according to market information available to us. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

    INTERNATIONAL LONG DISTANCE

    In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer a prepaid calling card for international distance, the Efectiva card, that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, in addition to long distance.

    In the United States, our subsidiary TRICOM USA provides international carrier services principally to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. Through our switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

    Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 1999, resellers originated 42% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as monthly. During 1999, we received traffic from approximately 30 resellers.

    TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, New England, Connecticut and Florida and in Puerto Rico. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.

    BROADBAND DATA TRANSMISSION AND INTERNET

    We provide broadband data transmission services to 119 of the largest business customers in the Dominican Republic, through several means of delivery including fiber optic cable and digital wireless point to point radio links. In addition, we provide some of these large customers with Internet access, private networks and frame relay services. Through our integrated services digital network or ISDN, we offer unified transmission of voice and data over the same strand of fiber optic cable. We recently increased transmission capacity to provide larger bandwidths.

    In the Dominican Republic we are the second largest ISP. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, as well as through dedicated lines, with speeds ranging from 56 Kbps to 1.5 Mbps. In the near future, we expect to deploy our xDSL and wireless broadband delivery solutions, which are currently in the final stages of testing. Our PCS and paging services are now fully integrated with our Internet service, offering email and digital messaging through our website, www.tricom.net. Our Internet TV product allows users who do not own a personal computer to access the web through their cable TV sets, adding simplicity to our already varied offering.

    We provide a vertically integrated e-commerce platform targeted to the largest Dominican and regional retail merchants. Our platform is based on one or more of the following services:

    - providing the webpages or websites of our merchant customers in our portal;

    - offering them a reliable and fast Internet connectivity platform and a secure electronic payment gateway featuring 128-bit encryption technology; and

    - webpage design and marketing consulting services.

    We believe that in the Dominican Republic and other Central American countries, very few merchants have the scale and resources to build and support their own websites. They will find significant advantages in sharing the connection, hosting and marketing costs of having an e-commerce platform together with other regional merchants. We are developing our own portal platform and will attempt to minimize marketing and development costs by sharing them with some of our merchant customers and potential partners. We also will seek to enter into commercial relationships with some of the largest merchants able to offer fulfillment services in the Dominican Republic and other targeted markets. We are in the process of completing agreements with eight retail merchants that provide transportation, electronics, books, music, software and computers. Depending on the nature of the relationship with our merchant customers, we will share a portion of the revenues generated over our e-commerce platform.

    In March 2000, we established a strategic alliance with Intellicom, a provider of two-way satellite-based Internet services and a subsidiary of U.S. based Softnet Inc. Under the agreement, we are now a distributor of Intellicom's products and services in the Dominican Republic, Puerto Rico, Nicaragua, Honduras, Panama, El Salvador, Costa Rica, Guatemala, Colombia, Venezuela, U.S. Virgin Islands and other countries in the Caribbean and Central American regions. Intellicom's services, marketed under the TRICOM brand, combine caching and satellite technologies and provide broadband Internet access, bypassing landline telecom infrastructures. These services also include e-mail, network news groups, user authentication and web hosting and are targeted at ISPs, educational institutions, multiple dwelling units and large single site or multi-site businesses including banks, insurance companies and hotels.

MARKETING AND SALES

    Our advertising and promotional materials in the Dominican Republic emphasize that we are a full-service provider of local and long distance services and that customers can realize significant savings from the packaging of services. We use targeted marketing programs, concentrating on those areas of urban centers where we currently provide services and employ marketing techniques often used to promote consumer products, including television, radio and newspaper advertising, door-to-door sales for basic local service and the use of credit card lists and other databases to identify and contact potential users of cellular and PCS services. We distribute gifts to potential and new subscribers, including prepaid calling cards, bonus coupons and other promotional goods bearing our logo. Other means of advertising include billboards, block parties and telemarketing.

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
    LOCAL AND MOBILE SERVICE

    In the initial stages of our deployment of local services, we relied primarily on door-to-door sales, reflecting the limited geographic extent of our conventional local telephone network buildout. Since the deployment of the wireless local loop which gave us ubiquitous presence, we have used mass media to a greater extent to promote our local telephone services.

    We have achieved our mobile market share growth through direct sales and database marketing techniques, telemarketing and aggressive massive advertising. We sell mobile services from 13 of our offices and more than 246 other offices operated by independent distributors. Through direct sales, we also pursue additional corporate and commercial accounts which, in 1999, accounted for as much as 13% of airtime but represented only 3% of our cellular and PCS subscriber base. We also have entered into arrangements with major consumer electronics retailers to offer our cellular and PCS services in conjunction with their sale of handsets.

    Our advertising for PCS services emphasizes voice quality, clarity and value-added services. Our advertising for prepaid cellular services features the endorsement of Sammy Sosa and emphasizes convenience and accessibility to customers without credit history.

    Our corporate sales and marketing approach to large business customers is to offer comprehensive and customized telecommunications solutions for each corporate customer's needs. Our sales staff works with each customer to gain a better understanding of that customer's operations and to develop application-specific solutions that are appropriate for each customer. Many of our sales executives have engineering backgrounds and are supported by product development and customer service teams.

    INTERNATIONAL LONG DISTANCE

    In the Dominican Republic, in addition to our local access and mobile subscribers, we target individual customers who do not have telephone services in their own homes for our long distance services. In the United States, we target the large immigrant Dominican community and other ethnic populations.

    We feature our prepaid card, Efectiva, in our advertisements for our basic services, as well as in separate advertising. Our advertising emphasizes the accuracy and reliability of our billing and the savings that subscribers can realize. The Efectiva card is distributed at our call centers and through wholesalers and retailers. We have six wholesale distributors and an internal sales force targeting smaller retailers totaling 3,200 points of sale for our prepaid cards.

    TRICOM USA advertises its prepaid cards on radio and through print media targeted at Dominican and other ethnic communities. Advertisements emphasize price, voice quality as well as patriotic or ethnic themes. Cards are distributed to wholesalers under the TRICOM name and are sold primarily in small retail stores, including groceries, beauty parlors, drugstores and newsstands. Some cards feature endorsements by Sammy Sosa.

    BROADBAND DATA TRANSMISSION AND INTERNET

    For broadband data transmission services, we target the Dominican Republic's 400 largest businesses, which require more sophisticated technology and demand more service and support. Our marketing professionals target these businesses in the Dominican Republic, including large multinationals, local business conglomerates and the largest hotels.

    In the residential market we offer packages that bundle Internet access together with our local, wireless and other services. We have entered into arrangements for the distribution of Internet access services through major Dominican computer retailers, by pre-installing our services and offering the first month of service free of charge. In a promotion to increase computer penetration in the country, we have also launched our "ENTER-NET" plan offering financing provided by a GFN-affiliated bank for computer equipment bundled with Internet access via our service.

    We currently are testing a number of broadband delivery systems, including xDSL, VSAT and LMDS. These platforms will enable us to increase our penetration into markets requiring high speed data transmission and Internet access.

    For e-commerce services, we target the largest local retailers and distributors in the Dominican Republic and Central America. We market to them the advantages of offering their customers an efficient and reliable e-commerce platform and the advantages of outsourcing it to us. We emphasize our relationship with Bancredito, an affiliate of GFN, which provides us with a secure electronic payment gateway featuring 128-bit encryption technology, as well as our growing ISP business and our experience with offering complex connectivity solutions. Our extensive use of the web to market and manage customer service and billing for our telephony services serves as a model to demonstrate our e-commerce expertise.

CUSTOMER SERVICE

    In the Dominican Republic, we provide customer service for all of our services through one central service center and 13 commercial offices. Our customers may subscribe for telephone services, pay and obtain information about monthly bills and inquire about billing adjustments at our offices. To enhance customer service, our representatives use our customer service system linked to our central billing and service order system, enabling them to handle expeditiously both billing and service inquiries.

    We provide a 24-hour interactive voice response service through which customers can register claims and make billing inquiries. In addition, customers may access their account information online 24 hours a day, 7 days a week, on our website, www.tricom.net. Our website provides information about our services and can be used to purchase products including prepaid cards, cellular phones and accessories.

    We have recently invested in customer relationship management and interactive voice response systems in order to improve our customer service delivery. Among other benefits, these will contribute to our development of our data warehouse which we will actively use to design our targeted marketing strategies.

    We seek to provide installation and repair services to our customers on par with such services provided by the best telecommunications companies throughout the world. In order to achieve this goal, we have established service benchmarks for, among other things, network availability, installation and repair intervals.

    Our customer service department gathers information from our customers, which we then use to tailor our products and services to meet customer needs. We contact customers shortly after initial installation to address any service concerns or problems that they may have. We regularly survey our customers to determine their satisfaction with our services and to improve services based upon the explanations offered by customers who voluntarily cancel their services. Furthermore, we have a customer retention department that works to determine the cause for customer churn and also to develop appropriate retention strategies to target this segment.

BILLING AND CREDIT POLICIES

    We have developed an integrated billing system for local, long distance, cellular, paging and value-added services. The integrated billing system enables our customers to obtain a single bill, providing detailed information about charges for all services rendered. We have led the Dominican telecommunications market in the introduction of billing packages that provide detailed call reports with time-of-day, day-of-week and destination information as well as flexible billing discount programs which are similar to those found in the most competitive markets outside the Dominican Republic. Our subscribers can call our center and speak with a customer care representative and obtain account and statement information. Our customers also can access information over the telephone through "FONOCOM," an interactive voice response system that enables customers to consult their most recent calls and account balances. Our customers also may request a copy of their bill, which is then delivered to them via facsimile transmission.

    Cash payments may be made at walk-in commercial offices, centers and affiliated bank branches, or funds may be debited from credit cards or bank accounts. Our customers also may pay their bills at any one of our over 200 payment stations, which are located in neighborhood gas stations, grocery stores and other retail outlets.

    Residential customers, who are not prepaid customers, subscribing for basic telephone service are required to pay an installation fee of up to RD$3,200 ($200) in cash. If the customer chooses to pay the installation fee in installments, he must pay within two months. We believe that the higher installation fee is a sufficient threshold for screening subscribers for basic telephone service. Each residential basic telephone service subscriber has a credit limit of approximately $313. We contact any customer exceeding this credit limit and request that such customer pay all or part of the outstanding bill. In December 1999, we introduced a prepaid local access line program. This program appeals to customers who prefer to budget their telephone spending and allows us to expand our market to customers who otherwise would not qualify under our credit policies.

    We require all individuals wishing to subscribe for cellular and PCS services to own a credit card or prepay either by using the Amigo card or making a deposit through the Cellflex prepayment program. Our service contracts do not cover a specified amount of time and remain in effect as long as each customer remains active and current in paying its bills. Each cellular and PCS service subscriber is assigned a credit limit, which varies depending upon the individual's monthly usage and payment history.

    Since 1996, our policy has been to suspend service for all residential basic telephone service subscribers if payment is not received within 45 days after a bill is issued and to terminate service 45 days after the suspension date. Cellular, PCS and paging services are suspended when the prepayment balance is exhausted or when a customer's credit limit is reached. Customers must pay RD$255 ($16) for wireline services, RD$73 ($5) for paging services and RD$255 ($16) for Internet services in order to reinstate service after termination. Cellular subscribers whose service has been terminated may reconnect only by purchasing an Amigo prepaid card or by paying RD$188 ($12) to obtain Cellflex services.

    We had an average monthly churn rate for cellular subscribers of 1.8% in 1999 compared to an average monthly churn rate of 3.6% in 1998. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during such year.

    TRICOM USA distributes its prepaid cards through wholesale distributors. Depending on their credit history and the length of their relationship with TRICOM USA, wholesalers are required to pay in full for calling cards upon delivery or are extended credit for up to 15 days. All distributors of prepaid cards in the Dominican Republic are extended credit for up to 30 days.

    TRICOM USA requires that new reseller customers prepay for long distance services. Customers that have a previous relationship with TRICOM USA are extended credit, on average, for up to 15 days. Traditional long distance carriers generally pay TRICOM USA within 60 to 90 days for traffic.

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
MANAGEMENT INFORMATION SYSTEMS

    Our management information systems are designed to provide two principal functions. First, they must generate accurate information in real time, which employees at all levels of the organization can readily access, particularly those employees who deal directly with customers. Second, our customers must be able to access directly pertinent information from our computer network. We have designed a fully integrated, open architecture computer network with a view to providing these functions.

    We use Oracle as our common database and software application development tool set. We use Oracle Financials for billing, accounts payable, accounts receivable, general ledger, purchase orders, inventory control and fixed asset accounting.

    We have developed an integrated billing system that runs on an Oracle platform. Our billing system rates calls in one-second increments for calls made from our retail telephone centers, six-second increments for calls made with our prepaid calling cards and one-minute increments for calls made from local access lines, cellular and PCS telephones. The billing system also enables us to rate calls according to each customer's specific service package, thus permitting us to offer tailored packages.

NETWORK INFRASTRUCTURE

    Our state-of-the-art fully digital network includes:

    - Local access network comprising 31 digital loop carriers connected via fiber rings to three supernode switches and 39 remote switches;

    - Fully redundant digital wireless point to point backbone;

    - Mobile network comprising two MSCs and 72 cell sites;

    - Two satellite earth stations and capacity in six international undersea cables; and

    - One supernode switch in New York and one switch in construction in Puerto Rico.

    We invested over $520 million from 1992 through 1999 to develop a network infrastructure, which is fully digital except for portions of our cellular network.

    LOCAL SERVICE AND MOBILE NETWORK

    The core of our network is composed of Nortel International gateway switches: the DMS-300 and DMS-250 Supernodes. The DMS-300 Supernodes have switching capacity of more than 4,300 digital trunk lines and possesses special features such as ultra-high-speed, port-to-port call switching that enables the device to handle 240,000 calls per second. In addition, the switch's time-of-day capability allows us to distribute efficiently our telecommunications traffic and provide, as a result, more competitive pricing. The DMS-250 Supernode switch also provides statistical call distribution information, which allows us to control our proportionate flow of traffic. Without such capabilities, we would have to conduct these monitoring tasks manually. The switch also possesses CCS-7 capability, which enables us to use one common channel for signaling purposes, optimizing the channels available for voice transmission. Without this capability, a network must use each of its channels to signal the origination and termination for each call, which often results in uncompleted calls and poor circuit utilization.

    Our local access network is composed of three Northern Telecom DMS-100 Supernode switches, one DMS-500, one DMS-10 switch, 38 remote switches and 33 digital loop carriers. Each of the DMS-100 switches has a distributed processing architecture, can handle remote equipment, and is capable of supporting up to 90,000 customers. All of our Northern Telecom switches are equipped with SS7 signaling capability and enable us to offer value-added services including caller identification, three-way calling and automatic recall. Our intra-city network is comprised of 400 route miles of fiber optic cable and 2,313 miles of copper cable in 7 cities.

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
    We use a modular network architecture design based on digital loop carrier technology and fiber rings to connect to local access lines. Our central office switches are connected by fiber optic cable to various digital loop carriers located throughout the three largest cities in the Dominican Republic. The digital loop carriers can be located up to 160 kilometers away from the central office switch. The digital loop carriers are small in size and can be easily installed at relatively low cost. These digital loop carriers, in turn, carry telecommunications traffic by copper or fiber optic lines to the customer. All these activities are remotely monitored by the management system, located at the central office. Without the use of the digital loop carriers, we would have to maintain various central office switches, which would require us to incur substantial additional costs, including land acquisition, obtaining the necessary rights-of-way and hiring additional personnel to manage these operations.

    We transmit our domestic traffic through a fully redundant digital wireless point to point backbone system, which provides both intra-city and inter-city telecommunications services. The system links approximately 80% of the country's population, including Santo Domingo, Santiago, San Francisco de Macoris and certain key areas in the eastern and northern regions of the country that are centers of the tourist and agricultural business industries. With 99.9% circuit availability, the wireless point to point system serves the areas that have high telecommunications usage, including large industrial and commercial areas. We interconnect with Codetel at 18 network access points in 11 cities of the Dominican Republic.

    To oversee and monitor the activities of our network infrastructure, we have installed an open architecture network management system. This system allows us to manage our central office switches and remotely monitor all network components, including remote switches, wireless point to point digital radios, wireless data communications network and digital loop carriers. This system can only function in a fully digitalized network such as ours. The management system provides continuous information regarding our equipment, any equipment failure, and the security of the network. In addition, it allows the central office to send commands and engage in remote line testing functions. The management system enables us to maintain integrated management of our network.

    Our cellular network in the Dominican Republic uses NAMPS protocol and our PCS network uses CDMA protocol. The Motorola EMX-2500 cellular switch, along with advanced radio channel technology for wireless service systems, allows us to provide low cost and reliable mobile service. Our mobile network currently has 72 cell sites with 2,935 RF channels capacity and two mobile switching centers or MSC, in Santo Domingo and Santiago which enable us to provide mobile coverage to those regions of the Dominican Republic with the greatest demand for mobile services.

    INTERNATIONAL LONG DISTANCE NETWORK

    In July 1998, we installed our own state-of-the-art switching facility in the New York metropolitan area, a Northern Telecom DMS-250 Supernode. We also are installing a switch in Puerto Rico that will become operational in the first half of 2000. By having our own switching facilities, we will be able to provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic.

    By purchasing and leasing international traffic capacity from various systems, we have diverse options to route our international traffic, and are fully connected to the international network. We have purchased capacity in various international submarine fiber optic cables that have been built to send and receive international traffic to various countries. These submarine cables include Americas I, Columbus II, TAINO CARIB and Antilles 1, which directly provide service, or connect with other cables that provide service to Latin America, the Caribbean and Europe. We own 18% of the Antilles 1 submarine cable, which connects the Dominican Republic to the United States via Americas I and Columbus II. We also own interests in the Maya I, Columbus III and Americas II cables. We also intend to buy an interest in Arcos I, which is currently under construction. In addition, we have an 11-meter Vertex satellite earth station which connects to the PanAmSat satellite system and a 15-meter standard A INTELSAT earth station which connects to the INTELSAT satellite system serving the Atlantic region. The use of these satellite facilities allows us to route international traffic between the Dominican Republic and most other countries in the world.

    BROADBAND DATA TRANSMISSION AND INTERNET NETWORK

    Data communications services are primarily targeted to the business community and provided at a variety of speeds, including subrate, 64 kbps, and superrate (1.544 Mbps and fractional T-1). Our data communications network uses a transmission backbone consisting of Newbridge data multiplexing nodes, linked over a 155 Mbps (OC-3) bi-directional fiber optic ring and digital wireless point to point radio links. The "last mile" to the customer is provided through fiber optic cable and/or digital wireless point to point radio links. Currently we have 3,269 access lines offering speeds in excess of 56 Kbps. This data network has the capability to monitor the communications link all the way to customer desktop level and to support multiple data protocols such as ATM and frame relay.

    To provide data communications services, we have strategically installed various small data nodes in cell sites and RSCs or remote switching centers.

    Our technology infrastructure is built and maintained to assure reliability, security and flexibility and is administered by our technical staff. Each of our servers can function separately, and key components of our server architecture are served by multiple redundant machines.

    We maintain our central production servers at the data center of our headquarters. Our operations depend on the ability of the network operating centers to protect their systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events.

    We employ in-house and third-party monitoring software to monitor access to our production and development servers. Our reporting and tracking systems generate daily traffic, demographic and advertising reports, which are copied to backup tapes each night.

COMPETITION

    LOCAL AND MOBILE OPERATIONS

    We currently compete against three other telecommunications companies in the Dominican market: Codetel, All America Cables and Radio, Inc. and Skytel. Codetel, a wholly owned subsidiary of GTE Corp., is an integrated communications service provider and has public telephone centers which compete with our retail telephone centers. In January 2000, Centennial Cellular Corp. announced its acquisition of 70% of All America Cables and Radio. We believe that Centennial intends to expand All America's share of the market for cellular services. Skytel, a U.S. paging service provider, has been granted a license by the Dominican government and now provides paging services in the Dominican Republic. In 1999, France Telecom acquired a company which had been granted a concession. While we believe that this concession has expired and anticipate challenging the concession on this basis, we expect that pending disposition of our challenge, France Telecom will use the concession to develop wireless roaming services targeted to European tourists. The Dominican government also has granted concessions to the following telecommunications companies which either have not commenced operations yet or have minimal operations: Telecomunicaciones America,
C. por A., Compania Telefonica del Norte, S.A., Servicios Globales de Telecomunicaciones, S.A., Transmisiones & Proyecciones, S.A., Defisa, S.A., Comunicaciones Dominicanas S.A., Turitel S.A. Economitel C. por A., and Servicios Moviles de Comunicacion, S.A., (MOVICELL). Each of the concessions allows for the provision of the same telecommunications services that we provide. In addition, we believe that international telecommunications companies, from time to time, have considered investments in the Dominican market.

    The growth of our market presence in the Dominican Republic depends upon our ability to obtain customers in areas that currently are not served or are underserved by Codetel and to convince these

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customers to either add or switch to the telephony services provided by us. We initially attempted to compete with Codetel by providing lower rates. From time to time, Codetel has implemented significant price reductions for certain categories of calls in response to our marketing initiatives and, as a result, forced us to modify rates for certain services. We will continue our efforts to compete by reaching unmet demand and providing innovative products and competitive pricing, reliable communications, responsive customer service and accurate billing. We emphasize that customers can realize savings through our packaged service offerings. In addition, we will leverage our fully integrated and completely digital wireline network to continue to provide accurate and reliable basic and Value-added telephone services. However, Codetel, if it decided to do so, could spend significantly greater amounts of capital than are available to us. Codetel also could upgrade its network or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on our ability to increase or maintain our market share and on our results of operations.

    INTERNATIONAL LONG DISTANCE

    The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers such as AT&T, MCI/WorldCom and Sprint, smaller facilities-based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation and switched-based resellers of international long distance services. We compete on the basis of price, reliability, quality of transmission, capacity at any time to terminate traffic and customer service. We expect that competition will continue to intensify as the number of new entrants increases as a result of the new opportunities created by the 1996 Telecommunications Act, implementation by the FCC of the United States' commitments under the World Trade Organization and basic telecommunications agreements and changes in legislation and regulation in various foreign target markets.

    INTERNET ACCESS AND E-COMMERCE SERVICES

    Many companies already provide connectivity and e-commerce services targeted to Spanish-speaking audiences. All of these companies compete with us for subscribers, user traffic, advertising dollars and e-commerce opportunities. We expect to experience increased competition from the traditional telecommunications carriers. Competition for subscribers, users and e-commerce opportunities is intense and is expected to increase significantly in the future, particularly because there are no substantial barriers to entry in our markets.

EMPLOYEES

    At January 31, 2000, we had 1,527 employees. We believe that this number may increase over the next several years as we expand our network and our customer base. None of our employees belong to labor unions. We believe that we have good relations with our employees.

PROPERTY

    Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 1999, the net book value of our real estate and equipment was approximately $455.0 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point to point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.

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
LEGAL PROCEEDINGS

    In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom we believe are officers or employees of DCS, sued us in Dominican courts for alleged losses and damages of up to approximately
RD$200 million ($12 million) resulting from the imprisonment of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that we instigated following an irregular increase in telephonic traffic at certain telephone numbers. We requested that the court dismiss the action because of lack of jurisdiction. The court granted our motion to dismiss and assessed the costs of the proceedings against the plaintiffs. The plaintiffs may appeal the ruling or resubmit the action before the proper court within one month from the date of the ruling. We believe, after consulting with legal counsel in this action, that the matter will not have a material adverse effect on our results of operations and financial position.

    There are no other legal proceedings to which we are a party, other than ordinary routine litigation incidental to our business which is not otherwise material to our business or financial condition.

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
                           LEGISLATION AND REGULATION

    Our operations are subject to the Telecommunications Law of the Dominican Republic and the Dominican system of regulating and structuring the telecommunications sector, and, with respect to our U.S. operations, U.S. laws and Federal Communications Commission regulations. The following summary of these laws and regulations is not intended to be, and does not purport to be, comprehensive, and the laws and regulations described may be amended, repealed or otherwise modified.

GENERAL

    The legal framework of the telecommunications sector in the Dominican Republic consists of General Telecommunications Law No. 153-98, enacted on May 27, 1998, resolutions promulgated under that law and the concession agreements entered into by the Dominican government with individual service providers.

    In addition to the industry-specific legal framework, the Constitution of the Dominican Republic affects the telecommunications sector. Among other individual and social rights, the Dominican Constitution guarantees Dominican citizens the freedom of trade. The Constitution specifically provides that monopolies may be established only for the benefit of the Dominican government and must be created by law. None of the existing concession agreements grants a monopoly in any sector of the telecommunications industry to any carrier, and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

    In 1930, Codetel was granted a concession to operate telecommunications services in the Dominican Republic. Over the years, while other service providers entered the Dominican telecommunications market, none was successful in becoming a full-service telephone company able to compete with Codetel because Codetel was not required to allow other service providers to interconnect their services with its physical infrastructure. To provide services, a company would have to install its own wireline telecommunications network. The economics of this requirement hindered competition. As a result, Codetel held a de facto monopoly for more than 60 years.

    To substantially broaden the number of Dominican citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980s. In 1990, the Dominican government granted us a concession to provide a full range of telecommunications services within, from and to the country. Additionally, advancements in wireless technologies made it more cost effective for companies to penetrate the market even without being able to interconnect to Codetel's network. However, interconnection remained important to full-service competition. In 1994, the Dominican government enacted a series of interconnection resolutions which require all service providers in the Dominican Republic to interconnect with all other service providers pursuant to contracts between them; the guidelines for those contracts are set forth in those resolutions. In May 1994, we entered into an interconnection agreement with Codetel which became effective in November 1994. This agreement allowed us to become the second full-service telecommunications provider in the Dominican Republic.

GENERAL TELECOMMUNICATIONS LAW NO. 153-98 OF 1998

    Former Telecommunications Law No. 118 of February 1, 1966 was repealed by the Law No. 153-98 of May 27, 1998. Law No. 153-98 is the result of a joint government and industry project conducted with the assistance of the ITU, which studied the telecommunications sector in the Dominican Republic. As part of this process, the ITU drafted a proposed telecommunications law and various regulations, including interconnection and tariff regulations, in consultation with Dominican telecommunications carriers. The project was requested by the Technical Secretariat of the Dominican Presidency and the country's telecommunications carriers and was funded by the carriers.

    Law No. 153-98 established a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Service Principle," by guaranteeing access by telecommunications services at affordable prices in low income rural and urban areas. The law creates a fund for the development of the telecommunications sector that is supported by a 2% tax payable by customers and collected by telecommunications providers from them based on billings to customers for telecommunications services. At the same time, the law eliminated the 10% tax previously charged on billings of international and domestic long distance traffic to customers.

    In addition, the law created an independent regulator with strong regulatory powers, the Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or INDOTEL), and established the regulator's responsibilities, authorities and procedures. The regulator is headed by a five-member council, the members of which serve a four-year term, and includes a representative from the telecommunications industry. Among other responsibilities, INDOTEL is charged with implementing telecommunications development projects to satisfy the requirements of the Universal Service Principle. Law No. 153-98 grants INDOTEL control over all frequency bands and channels of radio transmission and communications within the country and over its jurisdictional waters.

    Law No. 153-98 encourages competition in all telecommunications services by enforcing the right to interconnect with existing participants and ensuring against monopolistic practices, and at the same time upholding those concessions that are operational. The law establishes mechanisms to set cost-based interconnection charges and to resolve interconnection disputes by requiring existing operators to amend their interconnection agreements consistent with the new requirements. The law also eliminates cross subsidies and provides for progressive rate rebalancing of those tariffs that traditionally have been subsidized, in order to reflect costs more closely.

    We believe that this legislation, combined with technological advances and the sustained growth of private investment will significantly contribute to the development of the telecommunications sector in the Dominican Republic.

    Additionally, we expect the increase in demand for long distance services stemming from reduced long distance fees to encourage continued long distance traffic growth.

OUR CONCESSION AGREEMENT

    In accordance with former Law No. 118, we entered into a concession agreement with the Dominican government in 1990 under which we were issued a non-exclusive license to establish, maintain and operate a system of telecommunications services throughout the Dominican Republic, as well as between the Dominican Republic and international points. The services which we were permitted to provide under the 1990 concession agreement included telegraphy, radio communications, paging, cellular and local, domestic and international telephone services.

    In February 1996, we entered into a new concession agreement with the Dominican government which superseded the 1990 concession agreement. Under the 1996 concession agreement, we were granted the same non-exclusive license as provided in the 1990 concession agreement to establish, maintain and operate a telecommunications system throughout the Dominican Republic until June 30, 2010. Under our original provisions, the concession agreement and the license granted under it are renewable automatically for 20-year periods unless, at least three years prior to the end of the then existing term, either we or the Dominican government advise each other of our intention not to renew. Law No. 153-98 establishes that the renewal must be requested during the one-year immediately prior to the expiration of the concession, and that the reasons for non-renewal shall be only those set forth in the law. It is unclear whether the renewal provisions of Law No. 153-98 shall be applicable to the Codetel concession agreement.

    Law No. 153-98 established that within one year after its effectiveness each concession must be adjusted to the provisions of the new law. INDOTEL has issued Resolution No. 005-99 on December 1999 for such purposes, requesting, as a first step, information on each of the telecommunications companies with valid concession agreements. We have complied with these requirements. Nonetheless, it seems that INDOTEL is still evaluating all cases and has not yet completed the process of adjustment for any of the currently existing concession agreements.

    The provisions of our 1996 concession agreement relating to our tax obligations differ from those of the 1990 concession agreement. Under the 1996 concession agreement, we do not pay income tax imposed on other Dominican corporations but make payments to the Dominican government in lieu of income tax on the same basis as Codetel pursuant to its concession agreement. We must pay to the Dominican government, within the first ten days of each month, (1) 10% of gross domestic revenues collected by us during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services, and any other related telecommunications services provided by us to our clients, minus any access charges paid to Codetel and to any other company for interconnection, and (2) 10% of net settlement revenues collected from foreign correspondent carriers for the use of our network for termination of international long distance calls. The minimum payment to the Dominican government in lieu of income tax by us is RD$18.0 million
($1.2 million) per annum. We have the right to deduct monthly up to one percent of our tax for outstanding debts from the government of 180 days or more and are entitled to the same exemptions granted to other telecommunications companies under their concessions, with the exception of the following taxes: import duties, selective consumption tax, and Taxes on the Transfer of Industrialized Goods and Services. In addition, under the 1996 concession agreement, the Dominican government is obligated to grant to us any term or condition that it grants by concession to any other telecommunications provider in the Dominican Republic more favorable than those contained in the 1996 concession agreement.

    Under the Dominican Constitution, agreements with the Dominican government which contain exemptions from income tax, such as our concession agreement, only become effective upon approval by the Dominican Congress. As of the date of this prospectus, neither our concession agreement nor the concession agreements of Codetel, All America Cables & Radio and other companies have been submitted to the Dominican National Congress. We are not aware of any plans of the Dominican government to submit our concession agreement for approval to the Dominican Congress.

    If our concession agreement is presented to the Dominican Congress, it may not validate the provisions of our concession agreement relating to the payment of taxes. Pellerano & Herrera, our Dominican counsel, has advised us that if the tax provisions were not validated, the remaining terms of our concession would continue to be governed by the concession agreement. Prior to entering into our existing concession agreement in 1996, Dominican tax authorities asserted that we were required to make payments in lieu of taxes equal to 18% of gross domestic revenues, as was provided in our 1990 concession agreement. If the provisions relating to the payment of taxes in the 1996 concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, the current rate generally applicable to Dominican corporate taxpayers.

CODETEL'S CONCESSION AGREEMENT

    Codetel's concession from the Dominican government, originally granted in 1930, was modified on January 23, 1995. The terms of Codetel's concession are substantially identical to those of our 1996

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
concession agreement. Codetel's concession, like our concession agreement, must be approved by the Dominican Congress because it contains an exemption from the income tax applicable to Dominican corporations. The license provides it with the right to construct, maintain and operate a telecommunications system throughout the Dominican Republic and between the Dominican Republic and other countries. Codetel's concession agreement is valid until April 30, 2010 (our concession agreement is valid until June 30, 2010).

    Codetel's concession agreement, as well as our concession agreement, must be revised and adjusted to the provisions and general principles of the new legislation one year after the law takes effect. Codetel, like us, has complied with the information requirements of INDOTEL, under Resolution No. 005-99, but it is still in the process of adjusting its Concession Agreement in accordance with the provisions of Law No. 153-98. Codetel, like us, is required to pay a fixed monthly tax imposed on gross domestic income, and net revenues from international settlement payments. Codetel's minimum tax payment is RD$360.0 million ($23.0 million) per annum compared to our minimum of RD$18.0 million ($1.2 million).

INTERCONNECTION RESOLUTIONS

    Article 123 of Law No. 153-98 provides that the new regulator, INDOTEL, must issue an Interconnection Regulation. On August 1, 1998, the Directorate General, acting provisionally until INDOTEL was formed, enacted Resolution No. 98-01, which contains the provisional regulation for the application and collection of the contribution for the development of the telecommunications. On August 10, 1998, the Directorate General enacted Resolution No. 98-03, which reorganizes the general assignment of the cellular frequency bands and granted us a license to operate all of Band A and its frequency expansions under sub-bands A, and it also granted a license to Codetel to operate Band B completely, and its expansion under sub-bands B.

OUR INTERCONNECTION AGREEMENT WITH CODETEL

    In May 1994, we entered into an interconnection agreement with Codetel which sets forth the terms and conditions for interconnection between each party's network in the Dominican Republic. The interconnection agreement, which has an indefinite term, requires each of us to provide access to the other's respective network on equal, nondiscriminatory and transparent terms. Additionally, the interconnection agreement obligates each party to provide to the other any terms or conditions more favorable that it provides to any other telecommunications entity for interconnection.

    Under the interconnection agreement, the parties began paying an interconnection charge for local-to-local traffic in 1996, which is revised annually. Additionally, use of the network by either us or Codetel to originate or terminate cellular, domestic long distance and international long distance calls requires payment of an access charge, which is reviewed annually and is calculated based upon an established formula. The access charge consists of a usage charge and a subsidy charge which only is incurred with respect to international calls.

    We had been involved in arbitration proceedings with Codetel in connection with the terms of the interconnection agreement. Codetel sought approximately $2.5 million in damages, interest and legal costs against us and we filed a counterclaim against it for $3.7 million in damages. On January 2, 1998, we and Codetel executed an addendum to the interconnection agreement which resolved all disputes between us then being arbitrated. The interconnection addendum provides, among other things, that it will (1) remove any technical or operational impediment to telephone users accessing our network from Codetel's network, (2) automatically deliver to us the identification number of any call originating on Codetel's network which is subject to our access charge,
(3) install interconnection facilities without delay upon our request, provided that we bear the expense of installing any such facilities, (4) connect calls to emergency services and toll-free numbers on Codetel's network, and make operators available

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to assist calls from our network to numbers on Codetel's network and (5) make
Codetel's database of telephone numbers available to us at no charge on a trimonthly basis. On January 11, 2000, we and Codetel executed a second addendum to the interconnection agreement for the purposes of (1) providing that local interconnection of each company's respective Internet nodes shall take place on May 1, 2000 and to enable our clients to access both our respective servers and nodes to access the Internet; (2) to simplify the billing and collection process for interconnection services; and (3) to amend the regulation on interconnection costs. In addition, the interconnection amendment adjusted the access charges by
(1) lowering the charge for international long distance calls from RD$0.86 ($0.05) per minute to RD$0.84 ($0.05) per minute for the first quarter of the year 2000, RD$0.80 ($0.05) per minute for the second quarter of the year 2000, RD$0.76 ($0.05) per minute for the third quarter of 2000, RD$0.72 ($0.04) per minute for the fourth quarter of 2000, and RD$0.68 ($0.04) starting the year 2001; (2) increasing the charges for national long distance calls and calls made from cellular telephones from RD$0.63 ($0.04) to RD$0.68 ($0.04); and
(3) charging for "calling party pays" traffic a use charge of RD$0.68 ($0.04) per minute and a variable complementary charge depending on the amount of cellular lines on service.

    Law No. 153-98 establishes that interconnection agreements entered into by the providers must be revised and readjusted to reflect and incorporate the provisions and general principles set forth in the new law within one year from the effectiveness of the law. Indotel is expected to issue a regulation for these purposes, but has not, to this date, done so. In the mean time, Codetel and we have, through our January 11, 2000 Addendum, bilaterally sought to adjust our Interconnection Agreement to the provisions of Law No. 153-98.

U.S. TELECOMMUNICATIONS REGULATION

    The following summary of United States regulatory developments does not purport to describe all present and proposed regulations and legislation affecting the telecommunications industry. Other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the regulation of telecommunications companies in the United States.

    Certain FCC international policies apply to all carriers that originate or terminate telecommunications services in the United States.

    Through several policy initiatives in the last several years, the FCC has encouraged greater competition in foreign markets. A particular focus of the FCC has been "accounting rates" or "settlement rates," which are the amount of payment negotiated between carriers for the termination of international telephone calls.

    On August 7, 1997, the FCC adopted a Report and Order regarding the regulation of international accounting rates. The order establishes certain accounting rate benchmarks based on categories of economic development of different countries. The FCC calculates the benchmark rate for each foreign country by looking at three network elements used to provide international termination services (i.e., international transmission facilities, international switching facilities, and domestic transport and termination). Once the rate is calculated, the country is grouped into one of four categories based on its level of economic development--upper income, upper middle income, lower middle income and lower income. The per minute benchmark settlement rates are $0.15 for upper income, $0.19 for upper middle income, $0.19 for lower middle income and $0.23 for lower income. Under the FCC's income categories, the Dominican Republic is in the lower middle income group and our benchmark settlement rate would be $0.19 cents per minute. Pursuant to the order, U.S. carriers must enter into settlement rate arrangements with foreign carriers in lower middle income countries at or below the applicable benchmark rate by January 1, 2001. The FCC has indicated that it expects U.S. carriers to negotiate proportionate annual reductions with foreign carriers during the relevant transition period.

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Additionally, to prevent facilities-based U.S. carriers that have foreign affiliates from using above-cost benchmark settlement rate revenues of their foreign affiliates to gain an unfair price advantage over other U.S. carriers, the FCC requires U.S. carriers to negotiate a settlement rate that is at or below the applicable benchmark rate before the deadline. If the FCC detects competitive distortions in the U.S. telecommunications market, it will take enforcement action which may include a requirement that the settlement rates of the U.S. carrier's foreign affiliate be reduced to the "best practices rate," currently calculated at $0.08 per minute, as a condition of continued service on that route from the United States. The United States Court of Appeals of the District of Columbia Circuit recently affirmed the FCC's Report and Order.

    In 1996, the FCC issued an order that allows U.S. carriers to propose alternative payment arrangements that deviate from the existing international settlement policy requiring all U.S. carriers to have the same settlement rate with a foreign carrier. Additionally, in the order the FCC codified the proportionate return policy requiring that U.S. carriers receive back the same proportion of traffic that they send to a foreign carrier. This policy is an effort by the FCC to restrict a foreign carrier's ability to manipulate the allocation of return traffic and whipsaw U.S. carriers. However, the FCC may allow for exceptions to the proportionate return policy for alternative payment arrangements that satisfy the terms and conditions established in the order.

    In April 1999, the FCC adopted an order approving sweeping reform of the international settlements policy. The 1999 order deregulated inter-carrier settlement arrangements between U.S. carriers and foreign non-dominant carriers on competitive routes. Among other rule amendments, the FCC's April 1999 order eliminated the international settlements policy and contract filing requirements for arrangements with foreign carriers that lack market power; eliminated the international settlements policy for arrangements with all carriers on routes where rates to terminate U.S. calls are at least 25 percent lower than the relevant settlement rate benchmark previously adopted by the FCC; and eliminated the flexibility policy discussed in the preceding paragraph.

    On February 15, 1997, 69 countries (including the United States and the Dominican Republic) signed a global agreement on basic telecommunications services. Under the auspices of the World Trade Organization, the global agreement aims to increase competition among its signatories through the removal or lowering of entry barriers to foreign markets and the implementation of pro-competitive regulatory principles. On February 5, 1998, the global agreement went into effect.

    In an order released in November 1997, the FCC took the steps necessary to open the U.S. market to increased competition, in accordance with U.S. commitments in the WTO Basic Telecom Agreement. In summary, the FCC adopted an open entry standard for applicants from WTO Members seeking to: (1) obtain
Section 214 authority from the FCC to provide international facilities-based, resold switched and resold non-interconnected private line services;
(2) receive authorization to exceed the 25 percent indirect foreign ownership benchmark in Section 310(b)(4) of the Communications Act for wireless licenses; and (3) receive submarine cable landing licenses. The FCC's open entry standard includes a presumption in favor of foreign participation by applicants from WTO member countries. The FCC expects this order to significantly increase competition in the U.S. telecommunications market by facilitating entry by foreign service providers and investors.

    On September 11, 1995, the FCC issued an order approving the application of Domtel Communications, Inc., which later changed its name to TRICOM USA, Inc., to provide, on a facilities-based basis, voice, data and private line services between the United States and various international points, including the Dominican Republic. The FCC also approved Domtel Communications, Inc. as a non-dominant provider on all routes, including to the Dominican Republic. We began initiating U.S. traffic pursuant to this authorization in 1997. Domtel Communications, Inc. was also granted global resale authority by the FCC in 1996.

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    Since the effectiveness of the interconnection agreement with Codetel, we have entered into operating agreements with U.S. correspondents, including AT&T, MCI, AT&T Puerto Rico, Sprint, WorldCom, TLD of Puerto Rico and TresCom. TRICOM USA, Inc. also has the ability as a U.S. carrier to develop its own business plan for markets other than the Dominican Republic, and has been approved by the FCC to communicate from the United States with 186 countries via satellite and with 28 countries via fiber optic submarine cables.

    As a carrier holding an international authorization from the FCC, TRICOM USA is subject to various statutory and regulatory telecommunications mandates, including the duty to offer services at just and reasonable rates, the obligation to file and maintain tariffs at the FCC setting forth TRICOM USA's rates, terms and conditions, and the requirement to obtain prior approval for most transfers of control and assignments of authorizations, except those considered non-substantial, or "pro forma" under FCC rules. The FCC may address regulatory non-compliance with a variety of enforcement mechanisms, including monetary forfeitures, refund orders, injunctive relief, license conditions, and/or license revocation.

    We believe we are in compliance with all material laws and regulations in the countries in which we operate. Future regulatory, judicial, or legislative activities could have a material adverse effect on our financial condition, results of operations or cash flow.

    We are certified by the public utility commissions of Puerto Rico and Florida, and are currently investigating whether we need certification in any other U.S. states. In addition, we are in the process of investigating whether, under the laws of Canada, the sale by independent distributors of its prepaid calling cards in Canada qualifies it for the Canadian certification process. Should the result be positive, our outside counsel is prepared to submit one or more applications for the appropriate certification.

    As we expand our operations into other countries, we may become subject to varying degrees of regulation in those jurisdictions where we provide service. Laws and regulations regarding telecommunications differ significantly from country to country.

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    We are managed by a Board of Directors, the members of which, in accordance with our by-laws, are elected at the annual shareholders' meeting and serve for a period of one year. The Board of Directors is composed of a Chairman, Vice President, Secretary and nine additional members. The Board of Directors meets at least once every three months. Special meetings of the Board of Directors may be held at any time.

    The names of our executive officers and directors of are set forth below together with their ages at January 1, 2000 and current positions.

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Manuel Arturo Pellerano Pena..............             Chairman of the Board of Directors and
                                               45      President

Hector Castro Noboa.......................     58      Vice President of the Board of Directors

Marcos J. Troncoso........................             Secretary of the Board of Directors,
                                                       Executive Vice President and Member of the
                                               51      Office of the President

Carl H. Carlson...........................             Executive Vice President and Member of the
                                               42      Office of the President

Carlos F. Vargas..........................             First Vice President, Finance and
                                                       Administrative Division, and Chief
                                               46      Financial Officer

Virgilio Cadena del Rosario...............             First Vice President, Network and
                                               47      Engineering Division

Carlos Ramon Romero.......................             First Vice President, Residential and
                                               47      Business Services Division

Ramon Tarrago.............................             First Vice President, International
                                               36      Division

Juan Felipe Mendoza.......................     45      Director

Anibal de Castro..........................     51      Director

Raisa Gil de Fondeur......................     51      Director

Fernando A. Simo..........................     53      Director

Kevin Wiley...............................     40      Director

Jesus Barona..............................     38      Director

Fernando Rainieri.........................     52      Director

Jose Manuel Villalvazo....................     53      Director

    MANUEL ARTURO PELLERANO PENA has served as our Chairman of the Board of Directors and President since August 1994 and as a member of our Board of Directors since our formation in January 1988. Mr. Pellerano has served as the Vice President of Bancredito, a bank affiliated with GFN and one of the largest commercial banks in the Dominican Republic, since March 1989. Mr. Pellerano has been a

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member and the Vice President of the Board of Directors of GFN since
April 1989. Mr. Pellerano graduated from Universidad Nacional Pedro Henriquez Urena with a degree in economics.

    HECTOR CASTRO NOBOA has served as the Vice President of our Board of Directors since August 1994 and has served as a member of our Board of Directors since our formation in January 1988. He has served as a director and Executive Vice President of GFN since April 1989. Between March 1993 and September 1997, Mr. Castro served as the Executive Vice President of Bancredito. Mr. Castro also held various positions at the Deutsche Sudamerikanische Bank (Germany), Citibank (as Marketing Vice President), Bonanza Dominicana (as Financial Vice President), Banco Metropolitano (as Financial Advisor) and Universidad Nacional Pedro Henriquez Urena (as a professor of international economics and macroeconomics). Mr. Castro graduated from Madrid's Universidad Central where he studied business economics.

    MARCOS J. TRONCOSO has served as our Executive Vice President since
March 1992, as Secretary of the Board of Directors since our formation in January 1988 and as Member of the Office of the President since September 1995. Prior to assuming these positions, Mr. Troncoso served as Executive Vice President of GFN beginning in May 1979. Mr. Troncoso received a law degree from Universidad Nacional Pedro Henriquez Urena and a BS degree in business administration with a major in accounting from the University of Puerto Rico.

    CARL H. CARLSON has served as our Executive Vice President since March 1998 and as a Member of the Office of the President since September 1995.
Mr. Carlson was a Senior Vice President from March 1993 until March 1998 and Chief Financial Officer from September 1993 until September 1995. Mr. Carlson served as a Vice President of Finance and Administration from December 1989 until September 1993. Mr. Carlson was an Assistant Vice President for GFN's insurance division from 1987 until December 1989. From 1983 to 1987,
Mr. Carlson was a Vice President at Chase Manhattan Bank. Mr. Carlson is a graduate of Instituto Technologico de Santo Domingo where he majored in business administration and accounting and finance. Mr. Carlson earned an MBA from a joint program between the University of South Carolina and Pontifica Universidad Catolica Madre y Maestra.

    CARLOS F. VARGAS has served as our First Vice President of the Finance and Administrative Division and as the Chief Financial Officer since July 1996. Immediately prior to his arrival, Mr. Vargas was employed by Bancomercio, S.A., where he held the positions of Vice President, Assistant to the President and Executive Vice President of Finance and Operations from May 1992 until
July 1996. Mr. Vargas served as Executive Vice President of Finance and Operations at Banco Popular Dominicano and the Finance Vice President at Grupo Financiero Popular from 1982 until May 1992. Mr. Vargas was employed by
Coopers & Lybrand as an audit manager from 1974 until 1982. He is a certified public accountant and earned his degree in accounting from Universidad Nacional Pedro Henriquez Urena.

    VIRGILIO CADENA DEL ROSARIO has served as our First Vice President of Planning and Operations since September 1995. Mr. Cadena was the Second Vice President of Planning and Operations between July 1991 and September 1995 and Telecommunications Manager from July 1989 until July 1991. Mr. Cadena graduated with a degree in electromechanical engineering from the Universidad Autonoma de Santo Domingo and studied at the Electrical Engineering Department of the University of Kyoto in Japan.

    CARLOS RAMON ROMERO has served as our First Vice President of the Residential and Business Division since July 1996. Immediately prior to his arrival, Mr. Romero served as chief executive of a brokerage company which he started in February 1994. Mr. Romero served as Vice President of the Technical Area of Compania Nacional de Seguros, a subsidiary of GFN, from 1980 until February 1994. Mr. Romero earned a BA in International Services from the Universidad Nacional Pedro Henriquez Urena, where he has since held various academic posts.

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
    RAMON TARRAGO has directed the International Division since its organization as a separate business unit in July 1996 as First Vice President. He was a Second Vice President of the Corporate Center from August 1995 until July 1996. He was Director of International Relations from November 1993 until
August 1995. From February 1992 until November 1993, he was our Director of Finance. Between May 1991 and February 1992, he was a management associate in the Corporate Banking Unit at the Santo Domingo branch of Citibank. Mr. Tarrago worked for the World Bank's International Finance Corporation in Washington, D.C. from May 1990 to September 1990 and for Bancredito between October 1986 and March 1988. He is the former dean of the MBA program at the Pontificia Universidad Catolica Madre y Maestra and has held an academic post at the Instituto Tecnologico de Santo Domingo. Mr. Tarrago holds both a BA in economics from Universidad Nacional Pedro Henriquez Urena and an MBA with a finance concentration from the Virginia Polytechnic Institute and State University.

    JUAN FELIPE MENDOZA has been a member of our Board of Directors since
June 1997. Mr. Mendoza currently serves as Chief Executive Officer of Bancredito and President of Compania Nacional de Seguros. He was recently elected Vice President of FIDES (Inter-American Federation of Insurance Companies) and its regional commission for Central America and the Caribbean. Mr. Mendoza is a director of Reaseguradora Nuevomundo, Caribbean Hotel Association Insurance Company, Bancredito and GFN Corporation USA. Mr. Mendoza joined GFN in 1977. Prior to joining GFN, Mr. Mendoza was employed in the Internal Audit Department for the Caribbean of the Royal Bank of Canada. Mr. Mendoza graduated from Universidad Nacional Pedro Henriquez Urena and also attended Specialized Insurance Training Programs at Royal Global Insurance of New York and Swiss Insurance Formation Center, Swiss Re, Switzerland. Mr. Mendoza is a certified public accountant.

    ANIBAL DE CASTRO has been a member of our Board of Directors since
May 1998, and has served as President of Editorial AA, a subsidiary of GFN, since May 1994. Mr. Castro has served on the Board of Directors of Corporacion Dominicana de Electricidad (C.D.E), the country's state-owned electric utility provider from 1979 to 1982, and currently serves on the Board of Directors of several Dominican companies and professional associations including Banco de la Pequena Empresa and Fondo de Financiamiento de la Micro-Empresa. Mr. Castro graduated from Universidad Autonoma de Santo Domingo with a degree in journalism and holds a B.A. in economics from the University of East Anglia in Great Britain.

    RAISA GIL DE FONDEUR has been a member of our Board of Directors since
May 1998. Mrs. Fondeur has over twenty years of experience in the banking industry, serving as Executive Vice President for Corporate and International Businesses for Banco Nacional de Credito since June 1992. From December 1978 until May 1992 Mrs. Fondeur was employed by the Santo Domingo branch of Citibank, holding the positions of Financial Controller, Treasurer, and Corporate Bank Head. Mrs. Fondeur has a B.A. in business administration, and a masters in political science from the Universidad National Pedro Henriquez Urena.

    FERNANDO SIMO has been a member of our Board of Directors since May 1998, and has served as Corporate Director of Finance, Latin America and Caribbean countries of Motorola Network Communications Group since May 1999. Prior to this assignment. From June 1995 to April 1999 Mr. Simo served as Latin America Senior Group Controller of Motorola Network Communications Group, with responsibility for all its Latin American operations' finance activities. Mr. Simo holds a B.S. degree in accounting from the University of Arizona.

    KEVIN J. WILEY has been a member of our Board of Directors since
December 1998. Mr. Wiley has been employed by Motorola Network Management Group as the Director of Regional Cellular Operations for the Latin America Region since October 1998. Prior to joining Motorola in July 1997, Mr. Wiley was the Vice President and General Manager of Aliant Cellular Communications from
July 1995 to July 1997. Mr. Wiley has been involved in various positions within the wireless

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
telecommunications industry throughout his entire career. Mr. Wiley graduated from Creighton University with a B.S. in finance and management.

    JESUS BARONA has been a member of our Board of Directors since
December 1998 and has served as the Director of Business Operations in Latin America since April 1997. Prior to joining Motorola, Mr. Barona served as the Director of Marketing and Operations for BellSouth Panama from January 1996 to March 1997. From December 1992 to March 1996, Mr. Barona served as the Senior Manager of Marketing Operations for BellSouth International. Mr. Barona holds a degree in marketing from Columbia Business School.

    FERNANDO ANTONIO RAINIERI has been a member of our Board of Directors since July 1998. Mr. Rainieri served as Advisor to the Central Bank of the Dominican Republic since December 1990 to August 1996, as the Dominican Republic's Secretary of Tourism from August 1986 to August 1990 and Advisor to the World Tourism Organization from 1988 to 1990. From 1979 to 1985, Mr. Rainieri served as General Director of the Fund for the Development of Tourism Infrastructure (INFRATUR). From 1970 to 1975, Mr. Rainieri held positions as Executive Assistant at Gulf & Western Americas Corporation. In addition, Mr. Rainieri is currently on the Board of Directors of several Dominican companies including Fimaca, Servicios Aereos Dominicanos, La Antillana Comercial, Helados Bon, Inversiones Bohechio. Mr. Rainieri holds a bachelors degree in Business Administration and a degree in marketing from Texas A & M University.

    JOSE MANUEL VILLALVAZO has been a member of our Board of Directors since July 1998. A pioneer in the Mexican cellular industry, Mr. Villalvazo has been an active member of the wireless and satellite communication sectors. In 1990 Mr. Villalvazo co-founded Baja Cellular, the Band A service provider in the northwestern region of Mexico, and in 1993 he founded Leo One Panamericana, a Mexican-based low-earth orbiting satellite service providing mobile data services throughout Latin America. Since 1989 he has served as the Chairman and CEO of Tecelmex, a holding company with interests in mobile communication. Other positions within the telecommunications industry which Mr. Villalvazo has held have included Vice-Chairman of the Mexican Association of Cellular Telephone Concessionaires (AMCEL) from 1992 to 1995, and Chairman, as well as founder, of the Latin American Cellular Industry Association (ALACEL) from 1994 to 1996. Since 1992 he has served as a Member of the Mexican delegation to the Inter-American Telecommunications Commission (CITEL). Mr. Villalvazo is a certified public accountant and has a MBA from the University of Mexico.

    Each of the current members of the Board of Directors has been elected pursuant to an amended and restated shareholders agreement, dated as of May 8, 1998, among Motorola, Inc., Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain individuals, Oleander and Zona, are wholly owned subsidiaries of GFN, and the individual parties to the agreement are all affiliates of either GFN or TRICOM. There is currently one vacancy on the Board of Directors as a result of the resignation in December 1999 of a director designated by Motorola.

EXECUTIVE COMPENSATION

    The aggregate amount of compensation we paid during the fiscal year ended December 31, 1999 to our directors and executive officers, as a group (16 persons), was $1.8 million.

LIMITATION OF OFFICERS' AND DIRECTORS' LIABILITY

    Pursuant to Dominican law, shareholders are asked to vote upon the performance of management at annual shareholders' meetings. Our vigilance officer delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain

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
exceptions, and shareholders will likely fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against our officers and directors.

LONG-TERM INCENTIVE PLAN

    In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A common stock were reserved for issuance. Our Board of Directors, which administers the plan, granted options to purchase 473,666 shares of Class A common stock to directors, officers and employees. Each option initially had an exercise price equal to the initial public offering price of $13.00, expires on the tenth anniversary of the date of grant and, commencing on or about April 1, 2001, will become exercisable with respect to 50% of the shares of Class A common stock subject to the option. Each such option will be fully exercisable after April 1, 2003. In 1999, we agreed to reduce the exercise price to $8.06 for employees who agreed to reduce the number of shares issuable upon exercise of their options. As a result, at December 31, 1999, there were options to acquire 313,420 shares outstanding.

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
                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information known to us with respect to beneficial ownership of the common stock at February 22, 2000 (unless otherwise indicated) by each person who beneficially owns 5% or more of the common stock and all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. Information relating to the percentage beneficially owned following the offering is based on shares of Class A common stock and Class B stock. Each share of Class B stock is freely convertible into one share of Class A common stock, subject to adjustment, and may not be transferred except to GFN, Motorola or permitted transferees, as defined.

                                                                                    PERCENTAGE
                                                                                BENEFICIALLY OWNED
                                                               SHARES      ----------------------------
                                                            BENEFICIALLY   PRIOR TO THE   FOLLOWING THE
SHAREHOLDER                                                    OWNED         OFFERING       OFFERING
-----------                                                 ------------   ------------   -------------
Oleander Holdings, Inc.(1)................................   11,486,720        46.2%          39.8%
Motorola, Inc.............................................    7,657,818        30.8%          26.5%
Director and executive officers as a group (16 persons)...   11,486,726(2)     46.2%          39.8%

------------------------

(1) Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN. GFN is controlled by Manuel Arturo Pellerano Pena, our Chairman of the Board of Directors and President, and members of his family.

(2) Includes 11,486,720 shares of Class B stock that may be deemed to be beneficially owned by Mr. Pellerano, our Chairman of the Board of Directors and President, in his capacity as a controlling person of GFN. Does not include 313,420 shares of Class A common stock issuable upon exercise of options that are exercisable commencing in 2001 and through 2008.

SHAREHOLDERS AGREEMENT

    Each of the current members of the Board of Directors has been elected pursuant to an amended and restated shareholders agreement, dated as of May 8, 1998, among TRICOM, Motorola, Oleander, Zona and certain nominal shareholders that are affiliates of GFN or TRICOM.

    The shareholders agreement provides that the Board of Directors will consist, and GFN and Motorola each will vote all of the shares owned by it (or in the case of any transfer of shares to its permitted transferee, as defined in the shareholders agreement, will cause such permitted transferees to vote their shares) in favor, of six directors to be designated by GFN, four directors to be designated by Motorola and two independent directors. The shareholders agreement provides that in order for a person to qualify as an independent director such person must not be:

    - an officer, employee, principal stockholder, consultant or partner of TRICOM, apart from such directorship, or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon TRICOM or any affiliate of TRICOM for more than 5% of its revenues or earnings in its most recent fiscal year;

    - an officer, director, employee, principal stockholder, consultant or partner of a person that is a competitor of TRICOM or any of its affiliates, any affiliate of such competitor, or any other person that was dependent upon such competitor or affiliate of such competitor for more than 5% of its revenues or earnings in its most recent fiscal year; or

    - an officer, director, employee, principal stockholder, consultant or partner of Motorola or GFN or an officer, employee, principal stockholder, consultant or partner of an entity that was

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
      dependent upon Motorola or any affiliate of Motorola for more than 5% of its revenues or earnings in its most recent fiscal year.

    Each of Motorola and GFN will be entitled to nominate one independent director so long as it together with its permitted transferees own at least 25% of the issued and outstanding shares of Class B stock. Each of Motorola and GFN will be entitled to nominate two independent directors if it together with its permitted transferees together own more than 75% of the issued and outstanding shares of Class B stock. In calculating the number of shares of Class B stock owned by either GFN or Motorola, there will be included the number of shares of Class B stock owned by any of it permitted transferees, as defined.

    The composition of the Board of Directors is intended to approximate the respective ownership interests of GFN (11,486,720 shares of Class B stock, representing 46.2% of the shares of common stock, preceding this offering, and 60% of the shares of Class B stock and 58.3% of the total voting power, preceding this offering), Motorola (7,657,818 shares of Class B stock, representing 30.8% of the shares of common stock, preceding this offering, and 40% of the shares of Class B stock and 38.8% of the total voting power, preceding this offering) and the public. The number of directors other than independent directors that GFN or Motorola each may designate will change if its percentage ownership of Class B stock changes as follows:

    - if GFN and Motorola each owns 50% of the then outstanding shares of Class B stock, each would have the right to designate five directors;

    - if either GFN or Motorola owns shares of Class B stock

       (A) greater than 50% but less than or equal to 60% of the then outstanding shares of Class B stock, it would designate six directors and the other four directors;

       (B) greater than 60% but less than or equal to seventy percent (70%) of the then outstanding shares of Class B stock, it would designate seven directors and the other three directors;

       (C) greater than 70% but less than or equal to 80% of the then outstanding shares of Class B stock, eight directors and the other two directors;

       (D) greater than eighty percent (80%) but less than or equal to ninety percent (90%) of the then issued and outstanding shares of Class B stock, nine directors and the other one director; or

       (E) greater than ninety percent (90%) of the issued and outstanding Class B stock, all ten directors.

    Until such time as either Motorola or GFN owns less than 25% of the outstanding shares of Class B stock, the shareholders agreement requires the affirmative vote of nine directors to approve the following actions:

    - the acquisition or formation by TRICOM of any entity or the making of any investments in an other entity of business, including, but not limited to, the purchasing of equity or debt interests in or the extension of credit to such entity;

    - the incurrence of indebtedness, if after giving effect to such incurrence, including the proposed application of the proceeds of such indebtedness to pay existing indebtedness, the ratio of indebtedness to shareholders' equity would be greater than three to one;

    - approval of annual budgets relating to income, capital expenditure, operating expenses and cash flows (provided that the requirement that annual budgets be so approved will not require approval by nine directors of any projected debt incurrence that otherwise complies with the

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
      limits described above or of any other proposed corporate action for which super-majority approval is not specifically required) and

    - the issuance, or redemption, of Class A common stock or other securities or instruments exercisable for or convertible into Class A common stock.

    In addition, approval by the independent directors is required for any transaction that has a fair market value exceeding $1.0 million we enter into with either GFN or Motorola and their respective affiliates. The vote of a majority of the directors present at a duly convened meeting is required for all other board actions (and at such time that Motorola or GFN owns less than 25% of the then outstanding shares of Class B stock for the four actions specified as requiring a greater vote).

    Under the shareholders agreement, if we propose to register any of our securities under the Securities Act of 1933 (other than a registration in connection with a reorganization on Form F-4 or in connection with any employee stock option, stock purchase or savings plan on Form S-8 or similar registration forms), whether or not for our own account, GFN and Motorola are entitled to include shares of Class A common stock owned by them in any such registration, subject to the right of the managing underwriter of any such offering to exclude, due to market conditions, some or all of such securities. In addition, GFN and Motorola each has the right to require us to prepare and file on three occasions a registration statement covering registrable securities with a market value of at least $5.0 million, subject to customary blackout periods. We are generally required to bear the expenses (except underwriting discounts and commissions and fees and expenses of any special counsel) of all such registrations, whether or not initiated by GFN or Motorola.

VOTING AGREEMENTS FOR THE 11 3/8% SENIOR NOTES DUE 2004

    In connection with the offering of the 11 3/8% senior notes due 2004, Oleander and Motorola each entered into separate voting agreements, dated
August 21, 1997 with The Bank of New York, as trustee under the indenture for the senior notes. The voting agreements provide that each of Oleander and Motorola will grant to the trustee the right to vote all of its shares of common stock upon the occurrence of the following events:

    - our failure to pay interest on the senior notes when due for a period of 30 days;

    - our failure to pay the principal of or premium on the senior notes when due, whether at maturity, upon redemption or repurchase or otherwise;

    - our failure to pay principal of and interest on the senior notes required to be purchased in the event of a change of control; or

    - a payment default under any debt instrument for money borrowed by us or any of our guarantor subsidiary (except any such subsidiary that is not a significant subsidiary, as defined) to pay final judgments aggregating in excess of $10.0 million within 60 days after the date which any period for appeal has expired and during which a stay of enforcement of such judgment shall not be in effect.

    The trustee's right to vote all of the shares of voting stock, once such right is triggered, will continue (a) during the continuation of the first three events set forth above and for one year after the date we cure such event of default or (b) during the continuation of the fourth event. Either Oleander or Motorola may revoke the proxy granted by it under the voting agreement if:

    - the Dominican Republic becomes bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958);

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
    - if as of the last day of any fiscal quarter we report shareholders' equity of at least $100 million and for each of the four full consecutive fiscal quarters ending on such date our leverage ratio as defined in the senior note indenture is equal to or less than 2.5 to 1.0;

    - the senior notes are rated Ba2 or better by Moody's Investors Service, Inc. and BB or better by Standard & Poor's Ratings Group, respectively; or

    - our obligations with respect to the outstanding senior notes are discharged.

    If we incur any indebtedness that constitutes senior facilities under the senior note indenture and the lender or lenders under such senior facilities are granted a lien by Oleander and Motorola in respect of the voting stock, then provided that the trustee is granted a lien or similar interest in respect of the voting stock by Oleander and Motorola for the benefit of the holders, which lien will be subordinated and subject to the prior rights and claims of the senior lenders and TRICOM, the holders, the trustee and all senior lenders enter into an escrow agreement and an intercreditor agreement, the proxy rights granted under the voting agreement will be suspended and the trustee will not have the right to exercise such rights until such time as the senior facilities are repaid in full.

    The voting agreements do not prohibit or restrict either Oleander or Motorola from transferring, selling, pledging, or hypothecating any shares of voting stock. Any shares of voting stock transferred to an affiliate of either Oleander or Motorola will remain subject to the voting agreements and any shares of voting stock transferred to a person unaffiliated with either Oleander or Motorola will no longer be subject to the voting agreements. The voting agreements will terminate and be of no further force and effect if (a) any senior lenders holding a security interest in the voting stock foreclose upon such security interest subject to the terms of the intercreditor agreement to be entered into by the senior lenders and the trustee or (b) the proxy is revoked pursuant to the voting agreements.

CERTAIN TRANSACTIONS WITH PRINCIPAL SHAREHOLDERS

    GFN

    GFN is one of the Dominican Republic's largest privately held companies, with interests in insurance, finance and publishing. GFN provides a number of managerial services to its affiliated companies, including TRICOM, for which the affiliated companies are billed based upon the number of hours that a particular GFN employee spends on providing such services and other factors. GFN employees have provided to us internal auditing, public relations, management information services, legal and personnel management services. For 1997, 1998 and 1999, we paid to GFN $207,498, $494,125 and $167,470 for such services. GFN also provides us with security services for which we paid $113,778, $111,460 and $77,382 in 1997, 1998 and 1999. We anticipate that we will continue to receive such services from GFN.

    We lease premises and equipment from GFN and its affiliates. During 1997, 1998 and 1999, we paid to GFN and its affiliates $64,392, $44,610 and $108,578 for the use of premises and equipment.

    During 1999 we bought land from an unaffiliated third-party for $1,826,625 which we later sold to an affiliate of GFN for $2,724,458. We also entered into various capital leases with an affiliate of GFN for $26,244,000 during 1999.

    We provide life insurance to our employees and have obtained other insurance through Compania Nacional de Seguros, a GFN affiliated insurance company. We paid insurance premiums to affiliates of GFN totaling $1.1 million, $1.5 million and $2.0 million in 1997, 1998 and 1999.

    We provide telecommunications services to GFN and its affiliated companies. GFN and its affiliated companies paid us $1.1 million, $0.8 million and $2.0 million for such services in 1997, 1998 and 1999.

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
    GFN affiliated banks have loaned us funds. We had borrowings from GFN affiliated banks, including financing of letters of credit on open accounts, in the aggregate principal amounts of $25.9 million at December 31, 1998 and $17.9 million at December 31, 1999.

    MOTOROLA

    We have purchased telecommunications equipment from Motorola, particularly for the development of our mobile cellular system and our wireless local loop for aggregate consideration of $8.0 million, $2.3 million and $23.1 million during 1997, 1998, and 1999.

OTHER TRANSACTIONS

    We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers. At December 31, 1998 and 1999, these mortgage participation contracts totaled $2,164,387 and $2,710,572.

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
                          DESCRIPTION OF CAPITAL STOCK

    SET FORTH BELOW IS CERTAIN INFORMATION CONCERNING OUR CAPITAL STRUCTURE AND A DESCRIPTION OF PROVISIONS OF OUR BY-LAWS AND OF APPLICABLE DOMINICAN LAW. THIS DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH BY-LAWS AND TO APPLICABLE PROVISIONS OF DOMINICAN LAW.

GENERAL

    Our authorized capital stock consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B stock. Immediately prior to the offering, we had outstanding 19,144,544 shares of Class B stock and 5,700,000 shares of Class A common stock. All of our outstanding shares are, and the shares of Class A common stock upon issuance and sale in the offering will be, duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class on matters except any matter that would adversely affect the rights of either class. These matters would need to be approved by a special meeting of the holders of the class of shares to be affected. The
Class A common stock has one vote per share and the Class B stock has ten votes per share. The economic rights of each class of capital stock are identical.

REGISTRATION AND TRANSFER

    All shares are evidenced by share certificates in registered form. Dominican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in nominative, bearer or to-order form. All of our share certificates are issued in nominative form. Dominican law also requires that all transfers, encumbrances and liens on nominative shares must be recorded in the share registry and only are enforceable against us and third parties after such registration has taken place. The Bank of New York will act as the registrar and transfer agent for the Class A common stock, except during shareholders meetings when we will maintain the share registry for the Class A common stock.

SHAREHOLDERS MEETINGS

    Shareholders are entitled to vote on all matters at ordinary or special shareholders' meetings. The board of directors will convene an annual shareholders' meeting at least once a year in order for shareholders to elect new directors and a vigilance officer, to acknowledge the vigilance officer's report, for management to report upon our financial performance and for the shareholders to decide whether or not to distribute dividends. Ordinary shareholders' meetings may be convened at other times in order to transact other business, including to remove directors. Special shareholders' meetings are convened in order to effect fundamental changes in our structure, including to approve amendments to our by-laws. Under our by-laws, shareholders' meetings may be convened by the Chairman of the Board of Directors, the President or a majority of the members of the board at any time, at the request of the holders of 30% of the shares entitled to be cast at such meeting and at the request of the vigilance officer in urgent circumstances, which are not defined under Dominican law. Shareholders meetings may be convened not less than 30 but not more than 60 calendar days after written notice has been mailed to shareholders. A majority of the shares entitled to be cast constitutes a quorum at all shareholders meetings. Our by-laws provide that holders of two-thirds of the votes entitled to be cast is required to approve

    - amendments to the by-laws, including increases or decreases of our authorized share capital;

    - the issuance of shares of Class B stock in addition to those shares of Class B stock outstanding on the date of the adoption of the by-laws, except in connection with a dividend or other distribution with respect to, or a subdivision, consolidation or reclassification of all outstanding shares of stock;

    - the declaration and payment of any dividend or distribution with respect to our capital stock;

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
    - our merger or consolidation or the sale or transfer of all or substantially all of the our assets;

    - any increase or decrease in the number of directors; and

    - our voluntary winding up or liquidation or the filing of a bankruptcy petition.

    The affirmative vote of the holders of a majority of votes entitled to be cast is required to approve all other actions. Shareholders may vote by proxy, and the depositary will cast proxies as directed by the holders of the ADRS.

    It is anticipated that the nominee shareholders for the depositary will vote the shares of Class A common stock represented by the ADRs in accordance with instructions provided by each such holder. There can be no assurance, however, that holders of ADRs will receive notice of any meeting of shareholders sufficiently prior to the date established by the depositary for the receipt of instructions to ensure that the Depository will be able to vote the shares of Class A common stock represented by the ADRs in accordance with such instructions. Holders of ADRs desiring to attend meetings and vote in person will be required to exchange their ADRs for shares of Class A common stock.

LIMITATION OF OFFICERS' AND DIRECTORS' LIABILITY

    In addition to voting for directors at the annual shareholder's meeting, shareholders are asked to vote upon the performance of management. Our vigilance officer, an officer elected by the shareholders each year, delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions, and shareholders will likely fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against our officers and directors.

    Our by-laws provides that we will indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, employee or agent or any of our predecessors, or serves or served any other enterprise as a director, officer, employee or agent at our request or any of our predecessors. We are required to pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he or she is not entitled to be indemnified by us under our by-laws or otherwise. We may, by action of our Board of Directors, provide for the payment of such expenses incurred by our employees and agents as it deems appropriate.

LIQUIDATION RIGHTS

    Each shareholder is entitled to a proportionate share of any of our assets available upon dissolution after the payment of debts owed to creditors. Shareholders are deemed to be creditors of our company to the extent of declared and unpaid dividends.

DIVIDENDS

    Under Dominican law, only shareholders may authorize the declaration and payment of dividends. Shareholders are entitled to receive dividends in proportion to their respective capital participation,

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
subject to adjustment as provided in the by-laws. Dividends are payable only from after-tax profits, and only after we have set aside at least 5% of our annual profits as a legal reserve (until such reserve equals 10% of paid-in capital). The by-laws provide that shareholders may only approve the declaration and payment of dividends or distributions if the declaration or payment of such dividend or distribution would not violate any obligation, contractual or otherwise, to which we or any of our subsidiaries are a party or by which any of them or their respective properties or operations are bound.

VOTING RIGHTS OF CLASS B STOCK

    Each share of Class B stock has ten votes. Under our by-laws, Class B stock may not be transferred except to permitted transferees. Permitted transferees include (1) Oleander, (2) Motorola, (3) any subsidiary or affiliate, as defined, and (4) with respect to Oleander, Manuel Arturo Pellerano Pena and any member of the family of Manuel Arturo Pellerano Pena as of the date of the initial public offering that had an interest (including indirectly through any corporation, trust or entity) in Oleander and (A) the spouse or surviving spouse and natural and adopted children of any such family member, (B) any trust existing solely for the benefit of family members and any person who would be a permitted transferee of any such family member under clause (A) and any trustee of such trust, (C) upon the death of any such member or any person who would be a permitted transferee of any member under clause (A), such holder's estate or any executor, administrator or other legal representative of such holder, and
(D) any corporation, partnership or other entity all of the outstanding equity interests of which are owned, or all of the outstanding voting power of which is controlled, directly or indirectly by, or any trust or similar entity the sole beneficiaries of which are, such members and their permitted transferees. If, despite such restrictions on transfer, a shareholder owning shares of Class B stock transferred its shares to a person or entity other than to Oleander, Motorola or a permitted transferee, the shareholder will only become entitled to one vote per share. If, with respect to any shares of Class B stock owned by Oleander and its permitted transferees, the shares of common stock owned by Oleander and its permitted transferees constitute less than 10% of the outstanding common stock, such share of Class B stock will entitle the holder to one vote per share. If, with respect to any shares of Class B stock owned by Motorola and its permitted transferees, the shares of common stock owned by Motorola and its permitted transferees constitute less than 10% of the outstanding common stock, such share of Class B stock will entitle the holder to one vote per share. Oleander, Motorola and any permitted transferee may pledge shares of Class B stock without reducing the number of votes to which it is entitled; provided, however, that if such shares of Class B stock are transferred to or registered in the name of the pledgee (unless the pledgee is a permitted transferee), the number of votes to which such shares of Class B stock are entitled will be reduced until Oleander, Motorola or any of their permitted transferees either cures any default that resulted in the transfer or registration or reacquires the shares from the pledgee.

PREEMPTIVE AND OTHER RIGHTS

    The holders of Class A common stock and Class B stock are not entitled to preemptive or similar rights. The shares of Class A common stock and Class B stock are not subject to redemption or a sinking fund. Under our By-laws, we are authorized to issue shares of Class B stock only in connection with a dividend or other distribution with respect to, or a subdivision, consolidation or reclassification of, all outstanding shares of Class A common stock. In the event of any subdivision, consolidation, reclassification or other change in the Class A common stock, the Board of Directors, in its discretion, in lieu of issuing additional shares of Class B stock, may adjust the number of shares of Class A common stock into which the Class B stock is convertible and the number of votes to which each share of Class B stock is entitled.

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
                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

AMERICAN DEPOSITARY RECEIPTS

    The Bank of New York will issue the ADRs evidencing ADSs. Each ADS represents one share of Class A common stock. We will deposit the shares of Class A common stock (or the right to such shares) with the New York office of The Bank of New York (the "Custodian"). Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's office is located at 101 Barclay Street, New York, NY 10286.

    You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

    Because The Bank of New York will actually hold the shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in an agreement among TRICOM, The Bank of New York and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.

    The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled "Additional Information."

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

    The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

    CASH. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis, and subject to Dominican Republic law, and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Dominican Republic government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the Dominican pesos only to those ADR holders to whom it is possible to do so. It will hold the Dominican pesos it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Dominican pesos and it will not be liable for the interest.

    Before making a distribution, any withholding taxes that must be paid under Dominican Republic law will be deducted. See "Tax Considerations--United States Tax Considerations--Backup Withholding." The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF THE EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE BANK OF NEW YORK CANNOT CONVERT THE DOMINICAN PESOS, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

    SHARES. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

    RIGHTS TO RECEIVE ADDITIONAL SHARES. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

    U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

    OTHER DISTRIBUTIONS. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

    The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT, WITHDRAWAL AND CANCELLATION

    The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

    You may turn in your ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the Custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

VOTING RIGHTS

    You may instruct The Bank of New York to vote the shares underlying your ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

    If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try,

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
as far as practical, subject to Dominican Republic law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

    The Company cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

FEES AND EXPENSES

ADR HOLDERS MUST PAY:                                              FOR:
---------------------                          ---------------------------------------------
$5.00 (or less) per 100 ADRs.................  Each issuance of an ADR, including as a result of a distribution of shares or rights
                                               or other property. Each cancellation of an
                                               ADR, including if the agreement terminates.

$.02 (or less) per ADR.......................  Any cash payment.

Registration or Transfer Fees................  Transfer and registration of shares on the share register of the Foreign Registrar from
                                               your name to the name of The Bank of New York
                                               or its agent when you deposit or withdraw
                                               shares.

Expenses of The Bank of New York.............  Conversion of Dominican pesos to U.S.
                                               dollars. Cable, telex and facsimile
                                               transmission expenses.

Taxes and other governmental charges The Bank
  of New York or the Custodian have to pay on
  any ADR or share underlying an ADR, for
  example, stock transfer taxes, stamp duty
  or withholding taxes.......................  As necessary.

PAYMENT OF TAXES

    You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

    If we (1) change the nominal or par value of our shares, (2) reclassify, split up or consolidate any of the deposited securities, (3) distribute securities on the shares that are not distributed to you, or (4) recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action, then the cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities. In addition, the Bank of New York may, and will if we ask it to, distribute some or all of the

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
cash, shares or other securities it received. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

AMENDMENT AND TERMINATION

    We may agree with The Bank of New York to amend the agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement is amended.

    The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination.

    After termination, The Bank of New York and its agents will be required to do only the following under the agreement: (1) advise you that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. After termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

INSPECTION OF TRANSFER BOOKS

    The Bank of New York will maintain at its transfer office in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration of transfer, combination or split-up of ADRs and a register for the registration of ADRs and the registration of the transfer of ADRs that at reasonable times will be open for inspection by us and the holders of ADRs, provided that such inspection shall not be for the purpose of communication with holders of ADRs in the interest of a business or object other than our business or a matter related to the ADRs.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

    The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. TRICOM and The Bank of New York:

    - are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

    - are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

    - are not liable if either exercises discretion permitted under the agreement;

    - have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

    - may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

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
    In the agreement, TRICOM and The Bank of New York agree to indemnify each other under certain circumstances.

REQUIREMENTS FOR DEPOSITARY ACTIONS

    Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or process the withdrawal of any shares, The Bank of New York may require:

    - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

    - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

    - compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

    The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if we or The Bank of New York thinks it advisable to do so.

    You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

    - when temporary delays arise because: (1) The Bank of New York or TRICOM has closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) TRICOM is paying a dividend on the shares;

    - when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

    - when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

    This right of withdrawal may not be limited by any other provision of the agreement.

PRE-RELEASE OF ADRS

    In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the prerelease transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

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
                      DESCRIPTION OF CERTAIN INDEBTEDNESS

GENERAL

    At December 31, 1999, we had $336.5 million of indebtedness outstanding, of which $200.0 million represented the aggregate principal amount of our 11 3/8% senior notes due 2004 and $136.5 million represented amounts borrowed under short-term and long-term facilities.

11 3/8% SENIOR NOTES DUE 2004

    We issued $200.0 million aggregate principal amount of our 11 3/8% senior notes due 2004 under the senior note indenture between TRICOM and the trustee. The senior notes are senior obligations of TRICOM and rank senior in right of payment to all existing and future subordinated indebtedness of TRICOM. Our wholly owned subsidiaries, TRICOM USA, Inc., Bay Tel Communication, S.A., GFN Comunicaciones, S.A. and Call Tel Corporation, each has guaranteed the senior notes, and each such guaranty is senior to any subordinated indebtedness of each such subsidiary and ranks PARI PASSU with all unsubordinated indebtedness of each such subsidiary, except to the extent of any collateral securing such other indebtedness.

    Interest on the senior notes accrues at a rate of 11 3/8% per annum and is paid semi-annually in cash in U.S. dollars on March 1 and September 1 of each year. We commenced interest payments on March 1, 1998.

    We may redeem, or may be required to redeem, the senior notes under certain circumstances. We may redeem all or a portion of the senior notes on or after September 1, 2001, at a premium declining to par after September 1, 2003, plus accrued interest and other amounts due on the redemption date. Until
September 1, 2000, we may redeem up to 35.0% of the senior notes originally issued with the net proceeds of one or more issuances and sales of our capital stock at a redemption price equal to 111.375% of the principal amount of the senior notes so redeemed, plus accrued interest and other amounts due on the redemption date; provided, that senior notes having an aggregate principal amount of at least $130.0 million must remain outstanding after each such redemption and each such redemption must occur within 180 days of any such issuance and sale of our capital stock. We may redeem the senior notes in whole, but not in part, at 100% of their principal amount at any time prior to their maturity if, as a result of any change in the tax laws of the Dominican Republic, we or any guarantor of the senior notes has or will become obligated to pay withholding taxes on the senior notes at a rate greater than 15.0%. If we experience a "change of control," as defined in the senior note indenture, the holders of the senior notes are entitled to require us to purchase their senior notes at a price equal to 101% of the principal amount thereof, plus accrued interest and other amounts due on the date of repurchase.

    The senior note indenture contains certain covenants that, among other things, limit our ability and our guarantor subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions with affiliates, create certain liens, enter into certain transactions with affiliates, sell our assets or any guarantor subsidiary, engage in any business other than the telecommunications business, issue or sell equity interests of our guarantor subsidiaries or enter into certain mergers and consolidations.

    We currently are offering to purchase by tender offer the $200 million in principal amount of our 11 3/8% senior notes due 2004. Our offer is conditioned upon the holders of the notes consenting to amendments to the indenture governing the senior notes that would eliminate restrictive covenants, as well as to other conditions, including our obtaining acceptable financing in the concurrent debt offering.

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
SENIOR NOTES DUE 2007

    We currently are offering $300 million in principal amount of our    %
senior notes due 2007. The senior notes will be senior obligations of TRICOM and will rank senior in right of payment to all existing and future subordinated indebtedness of TRICOM. None of our subsidiaries will guarantee the senior notes due 2007.

    Interest on our senior notes due 2007 will accrue at a rate of    % per
annum and will be paid semi-annually in cash in U.S. dollars on         and
           of each year. We will commence interest payments on            ,
2000.

    Except under limited circumstances, our senior notes due 2007 will not be
redeemable at our option prior to maturity. Until             , 2003, we may
redeem up to 35% of our senior notes due 2007 originally issued with the net proceeds of one or more issuances and sales of our capital stock issued after
the date of the indenture at a redemption price equal to    % of the principal
amount of our senior notes due 2007 so redeemed, plus accrued interest and other amounts due on the redemption date; provided, that senior notes due 2007 having
an aggregate principal amount of at least $      million must remain outstanding
after each such redemption and each such redemption must occur within 180 days of any such issuance and sale of our capital stock. We may redeem the senior notes due 2007 in whole, but not in part, at 100% of their principal amount at any time prior to their maturity if, as a result of any change in the tax laws of the Dominican Republic, we have or will become obligated to pay withholding taxes on the senior notes due 2007 at a rate greater than 15%. If we experience a "change of control," the holders of the senior notes due 2007 are entitled to require us to purchase their notes at a price equal to 101% of the principal amount thereof, plus accrued interest and other amounts due on the date of repurchase.

    The indenture for the    % senior notes due 2007 will contain covenants that
will limit our and our subsidiaries' ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create liens, enter into transactions with affiliates, sell our assets, engage in any business other than the telecommunications business, issue or sell equity interests of our subsidiaries or enter into certain mergers and consolidations.

    This description of the terms of the indenture for our senior notes due 2007 does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.

CAPITAL LEASES

    During 1999 we entered into $26.2 million of capital lease contracts with an affiliate of GFN. These capital leases mature at various times through 2003. We used these capital leases to finance the acquisition of communications and other types of equipment.

HAMILTON BANK FACILITY

    Our subsidiary, TRICOM USA has a $15 million revolving credit facility with Hamilton Bank, N.A. that extends through May 2002. Borrowings bear interest at the prime rate of Citibank N.A. plus one-half of one percent and are guaranteed by us and Banco Nacional de Credito, S.A., a bank owned by GFN. At December 31, 1999, we had outstanding borrowings of $15 million under this line. This facility does not contain any financial or restrictive covenants.

    We also have a $5 million short-term facility with Hamilton Bank, N.A. which expires September 30, 2000. This $5 million short-term facility is for direct loans of up to $1.0 million and for the issuing of letters of credit, refinancing letters of credit and financing of trade payables on open account of up to 180 days. Borrowings bear interest at the prime rate of Citibank, N.A. plus one percent. At December 31, 1999, we had borrowings of $1.0 million under this line.

CITIBANK FACILITY

    We have a facility with the Santo Domingo branch of Citibank that allows for borrowings of up to $20 million. The facility is for unsecured direct loans of up to one year and opening of letters of credit or trade finance of up to 180 days, with a sublimit of $10.0 million for long-term direct loans. The facility provides for adjustment to the interest rate every 60 to 90 days. At December 31, 1999, we had borrowings of $19.8 million under the Citibank facility, bearing interest at rates ranging from 9.5% to 10.5% per annum.

EXPORT-IMPORT BANK CREDIT FACILITY

    In January 2000, we obtained a commitment from Export-Import Bank of the United States to provide credit guarantees of up to $46.6 million. The credits will be disbursed by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other suppliers. The commitment provides that the credits will be available for disbursement over a 12 month period and will be repayable over five years. We are negotiating the terms of the facility and we cannot assure you that we will successfully conclude the negotiations.

SHORT-TERM BORROWINGS

    We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in Dominican markets. These borrowings have maturities ranging up to 180 days and usually are renewed and rolled-over at maturity. As of December 31, 1999, we had peso- and dollar-denominated short-term borrowings with the following local banks and institutions: Banco Fiduciario for $8.6 million, Banco BHD for $6.0 million, Banco Mercantil for $2.5 million and Conaresa for $12.0 million. In addition, we had peso-denominated long-term borrowings with Banco Lopez de Haro and Banco de Desarrollo Industrial totaling $4.1 million. At times, the cost of the short-term peso-denominated indebtedness has been as high as 30% per annum and adversely affected our net income. Moreover, from time to time, the Dominican government has imposed limitations on loans by Dominican banks in Dominican pesos in order to restrict the country's money supply and curb inflation. This monetary policy has limited the sources of bank financing and the amounts available to be borrowed from Dominican banks and increased the costs of such borrowing. We cannot assure you that these short-term funding sources will continue to be available in the Dominican markets if we require them.

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
                               TAX CONSIDERATIONS

DOMINICAN REPUBLIC TAX CONSIDERATIONS

    The following discussion summarizes the principal Dominican Republic income tax consequences of an investment in the ADRs, ADSs or shares of Class A common stock by a person who is neither domiciled in nor a resident of the Dominican Republic for tax purposes and who holds such ADRs, ADSs or shares of Class A common stock for investment purposes and not for purposes of a trade or business. In the opinion of the Dominican law firm, Pellerano & Herrera, the discussion sets forth the material Dominican Republic consequences of such an investment. The discussion is not intended as tax advice to any particular investor.

    Under our 1996 concession agreement, dividends and interest paid to any of our shareholders, bondholders or other investors are exempt from Dominican income tax. Under Dominican tax law, the term "dividends" refers to any distribution of profits of a company to its shareholders. Thus, under the 1996 concession agreement, any dividend or distribution paid by us with respect to the Class A common stock will not be subject to Dominican income tax.

    Until our 1996 concession agreement is approved by the Dominican Congress, cash dividends and other distributions paid by us with respect to ADSs or shares of Class A common stock held by any holder could be subject to a 25% withholding tax, which would be required to be withheld by us and paid to the Dominican tax administration at the time a cash dividend or other distribution is paid. Such tax withheld may not be a creditable foreign tax in determining the U.S. tax liability of such holder. See "--United States Tax Considerations." We are not aware of any plans of the Dominican government to submit our 1996 concession agreement for approval to the Dominican Congress.

    Our 1996 concession agreement does not specifically address whether capital gains taxes will apply to sales of ADSs in the Dominican Republic. However, it states that the transfer or sale of our shares of any type will be exempt from Dominican income tax. Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of ADRs evidencing the ADSs by a foreign holder outside of the Dominican Republic would not be subject to taxation by the Dominican tax authority even if our 1996 concession agreement were not applicable to gains on the transfer or sale of ADSs.

    Until our 1996 concession agreement is approved by the Dominican Congress, the Dominican government could require payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic only in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual also would have to pay income tax at the applicable individual rate, as set forth below, on gain from the sale of shares of Class A common stock in the Dominican Republic. The individual income tax rates, in the Dominican Republic for the year 2000 are as follows:

If Taxable Income is:                          The Tax is:
Not over RD$102,792.00                         0.
Over RD$102,792.00 but not over RD$171,309.00  15% of taxable income over RD$102,792.01
Over RD$171,309.00 but not over RD$256,957.00  RD$10,278.00 plus 20% of the excess over
                                               RD$171,309.01
Over RD$256,957.00                             RD$27,408 plus 25% of the excess over
                                               RD$256,957.01

    The amount of gain on which the capital gains tax is assessed is equal to the sale or transfer price (i.e., amount realized on the sale or transfer) minus the acquisition price, adjusted for inflation. Regulations for the application of the Dominican Tax Code clarify how the tax basis is to be calculated and also provide how the inflation adjustment is to be applied.

    There is no income tax treaty in force between the Dominican Republic and the United States.

    There are no Dominican inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder not domiciled in the Dominican Republic at the moment of death. It is unclear whether Dominican gift taxes would apply to the transfer or other disposition by gift of shares of Class A common stock by a non-resident foreign holder; however, ADSs or ADRs are not subject to Dominican gift taxes. There are no Dominican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or shares of Class A common stock.

UNITED STATES TAX CONSIDERATIONS

    The following sets forth the material United States federal income tax consequences of an investment in the ADSs, ADRs or shares of Class A common stock or shares of Class A common stock. This discussion is based upon United States federal income tax laws and regulations presently in force and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income consequences different from those discussed below. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or shares of Class A common stock or to the holding or disposition of such instruments. In particular, the discussion is directed only to U.S. holders that will hold ADSs or shares of Class A common stock as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, holders who hold ADSs or shares of Class A common stock as part of a hedging, straddle or conversion transaction and holders of 10% or more of the total combined voting power of our voting shares. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR SHARES OF CLASS A COMMON STOCK.

    As used herein, "U.S. holder" means a beneficial owner of ADSs or shares of Class A common stock that is

    (1) a United States citizen or resident,

    (2) a corporation, partnership or other entity created or organized under the laws of the United States or any State or any political subdivision thereof,

    (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or

    (4) any trust if both

        (x) a court within the United States is able to exercise primary supervision over the administration of the trust and

       (y) one or more United States persons have the authority to control all substantial decisions of the trust as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended. If the obligations contemplated by the deposit agreement are performed in accordance with its terms, holders of ADSs will be treated for United States federal income tax purposes as the owners of the shares of Class A common stock represented by ADSs.

    CASH AND OTHER DISTRIBUTIONS

    Our distributions with respect to shares of Class A common stock (other than distributions in liquidation and certain distributions in redemption of stock) will be taxed as ordinary dividend income to the extent that such distributions do not exceed our current and accumulated earnings and profits, as determined in accordance with United States federal income tax principles. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a U.S. holder and will be applied against and will reduce the U.S. holder's tax basis in shares of Class A common stock (but not below zero). To the extent that such distributions exceed the tax basis of the U.S. holder, the excess generally will be treated as capital gain.

    Dividends generally will be includable in the gross income of a U.S. holder as ordinary income when the dividends are received by the depositary or by the U.S. holder, as applicable. Dividends paid in Dominican pesos will be includable in a United States dollar amount based on the exchange rate in effect on the day of receipt by the depositary or the U.S. holder, as applicable. Any gain or loss recognized upon a subsequent sale or conversion of the Dominican pesos into U.S. dollars will be United States source ordinary income or loss. Dividends will not be eligible for the dividends-received deduction allowed to corporations.

    Dividends generally will be foreign source income for purposes of determining such U.S. holder's foreign tax credit limitation and generally will be "passive" income. Any Dominican tax withheld on such dividends may not be a creditable foreign tax in determining the U.S. tax liability of such holder. As we have been advised by our local counsel that we would be permitted to credit the amount withheld against our Dominican corporate income tax, the U.S. holder might be treated as, in effect, not paying any Dominican tax.

    Our distributions of additional shares of Class A common stock or of rights to acquire shares of Class A common stock that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to federal income tax. The basis of the new shares or rights generally will be determined by allocating the U.S. holder's adjusted basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values (except that the basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old shares at the time of distribution, unless the U.S. holder elects to allocate part of the basis of the old shares to the rights).

    CAPITAL GAINS

    U.S. holders will recognize capital gain or loss on the sale or other disposition of ADSs or shares of Class A common stock held by the U.S. holder or by the depositary in an amount equal to the difference between the amount realized for that common share and the U.S. holder's adjusted tax basis in that share. In the case of an individual U.S. holder, such gain or loss will be taxed at various preferential rates depending on the extent to which the U.S. holder's holding period exceeds one year. The deductibility of capital losses is subject to limitations. U.S. holders will not recognize gain or loss on deposits or withdrawals of shares of Class A common stock in exchange for ADSs. Any gain recognized by a U.S. holder on a sale of ADSs or shares of Class A common stock generally will be treated as United States source income for purposes of determining such U.S. holder's foreign tax credit limitation.

    PASSIVE FOREIGN INVESTMENT COMPANY PROVISIONS. We believe that we are not and will not become a passive foreign investment company. However, we will be classified as a passive foreign investment company for U.S. federal income tax purposes if 75% or more of our gross income is passive income or on average for the taxable year, 50% or more of our assets, by value (or, if we so elect, by adjusted basis), produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If a foreign corporation is classified as a passive foreign investment company, in any year with respect to which a U.S. holder owns ADSs or shares of common stock, it generally will continue to be treated as a passive foreign investment company, with respect to such shareholder in all succeeding years. We will notify U.S. holders by letter and provide them with the information as may be required to make a "qualified electing fund" election effective.

    If our company were treated as a passive foreign investment company, and you are a U.S. holder that does not make a "qualified electing fund election" or a "mark-to-market election," each as described below, you will be subject to special rules with respect to: (1) gains realized on the sale or other disposition of the ADSs or shares of Class A common stock and (2) distributions on the ADSs or shares of Class A common stock to the extent that those distributions are treated as excess distributions (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or your holding period before the taxable year). The special rules include taxation of such gain or excess distribution at ordinary income tax rates and payment of an interest charge on tax that is deemed to have been deferred with respect to such gain or excess distribution.

    These special passive foreign investment company tax rules will not apply if the U.S. holder elects to have our company treated as a "qualified electing fund" and our company provides certain information required for the "qualified electing fund" election. If our company is treated as a passive foreign investment company, we intend to notify U.S. holders by letter and provide them with such information as may be required to make the "qualified electing fund" election effective. If a U.S. holder makes a "qualified electing fund" election, the U.S. holder will be currently taxable on its pro rata share of our company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of our company, regardless of whether or not distributions were received.

    Alternatively, if the ADSs or shares of Class A common stock are treated as "marketable stock," a U.S. holder may make a mark-to-market election. If this election is made, the U.S. holder will not be subject to the passive foreign investment company rules described above. Instead, the U.S. holder generally will include in each year as ordinary income the excess, if any, of the fair market value of the ADSs or shares of Class A common stock at the end of the taxable year over the U.S. holder's adjusted basis in the shares and will be permitted as ordinary loss in respect of the excess, if any, of the U.S. holder's adjusted basis in the ADSs or shares of Class A common stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The mark-to-market election is only available with respect to stock traded on certain U.S. exchanges and other exchanges designated by the U.S. Treasury. It is anticipated that such election would be available to U.S. holders. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING ADSS OR SHARES OF CLASS A COMMON STOCK OF OUR COMPANY IF IT IS CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY.

    FOREIGN PERSONAL HOLDING COMPANIES. We believe that we will not become a "foreign personal holding company". However, our company will be treated as a foreign personal holding company if five or fewer U.S. individuals own, or are treated as owning under certain attribution rules, in the aggregate more than 50% of the voting power or value of our shares, and at least 60% (50% in certain circumstances) of "gross income" is made up of certain passive type income (for example, dividends, interest, certain rents and royalties and gain from the sale of stock or securities) for a taxable year. If a foreign corporation is a foreign personal holding company, U.S. persons that own shares in the foreign personal holding company (regardless of the size of their shareholding and regardless of whether they are individuals) will generally be subject to current U.S. tax on a pro-rata portion of the foreign personal holding company's undistributed foreign personal holding company income for the taxable year although tax-exempt U.S. investors will not be subject to tax on amounts attributable to foreign personal holding company income. In addition, U.S. persons that are required under these rules to include undistributed taxable income for a taxable year and that own at least 5% of the value of a foreign personal holding company's shares are required to comply with certain reporting requirements under the Internal Revenue Code. In addition, if our company became a foreign personal holding company, U.S. persons who acquire their shares from decedents would not receive a "stepped-up" basis in such shares. Instead, such U.S. persons would have a tax basis equal to the lower of fair market value or the decedent's basis.

    CONTROLLED FOREIGN CORPORATIONS. We believe that we will not become a "controlled foreign corporation." However, our company will be treated as a controlled foreign corporation if "U.S. shareholders" in the aggregate own, or are treated as owning under certain attribution rules, at least 50% of the voting power or value of our shares. A U.S. shareholder in general is any U.S. holder that individually owns, or is treated as owning, at least 10% of the total combined voting power of our shares.

    If a company is a controlled foreign corporation for an uninterrupted period of 30 days or more during the taxable year, the U.S. shareholders of a controlled foreign corporation will generally be subject to current U.S. tax on certain types of income of the foreign corporation ("Subpart F income," which includes dividends, interest, certain rents and royalties, gain from the sale of property producing such income, and certain income from sales and services) and, in certain circumstances, on earnings of the controlled foreign corporation that are invested in U.S. property, whether or not cash is distributed by the controlled foreign corporation. In addition, gain on the sale of the controlled foreign corporation's shares by a U.S. shareholder (during the period that the corporation is a controlled foreign corporation and thereafter for a five-year period) will be ordinary income in whole or in part.

    BACKUP WITHHOLDING

    A U.S. holder of ADSs or shares of Class A common stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on the ADSs or shares of Class A common stock or the proceeds of sale, exchange or redemption of ADSs or shares of Class A common stock unless such U.S. holder
(1) is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. holder's United States federal income tax liability. A U.S. holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

    The rules for information reporting and backup withholding requirements have been altered in certain respects with respect to payments after December 31, 2000. It is possible that we and other withholding agents may request a new withholding certificate in order to qualify for continued exemption from backup withholding under Treasury regulations when they become effective. Holders of the shares should consult their tax advisers concerning the possible application of such alternations to any payments made with respect to the shares.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement
dated       , 2000, each of the underwriters named below, through Bear,
Stearns & Co. Inc. and Morgan Stanley Dean Witter & Co., acting as representatives of the several underwriters, has severally agreed to purchase from us the aggregate number of ADSs set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus:

                                                               NUMBER
NAME                                                           OF ADSS
----                                                          ---------
Bear, Stearns & Co. Inc.....................................
Morgan Stanley Dean Witter & Co.............................
                                                              ---------
Total.......................................................  4,000,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters are subject to approval of legal matters by their counsel and to various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above ADSs, other than those covered by the over-allotment option described below, if they purchase any of the ADSs.

    The underwriters propose to offer some of the ADSs directly to the public at the offering price set forth on the cover page of this prospectus and some of the ADSs to dealers at this price less a concession not in excess of $
per ADS. The underwriters may allow, and dealers may re-allow, concessions not
in excess of $        per ADS on sales to other dealers. After the offering of
the shares to the public, the representatives of the underwriters may change the public offering price, concessions and other selling terms.

    We have granted to the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 600,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase a number of additional ADSs approximately proportionate to each underwriter's initial purchase commitment as indicated in the preceding table.

    The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional ADSs.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per ADS.....................................................
Total.......................................................

    Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) payable by us are expected
to be approximately $        .

    We have agreed that for a period of 180 days after the date of this prospectus we will not offer, sell, or otherwise dispose of any ADSs or shares of our common stock except for the shares offered in this offering, shares issued upon the exercise of presently outstanding options or warrants, and any shares offered in connection with employee benefit plans, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

    In addition, our directors and executive officers, and our two largest shareholders, GFN Corporation Limited and Motorola, who collectively hold a total of 19,144,544 outstanding shares of our common stock, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of Class A common stock or ADSs or securities convertible or exchangeable for our Class A common stock or ADSs, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

    In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than have been sold to them by us. The underwriters may elect to cover any short position by purchasing ADSs in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ADSs previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities. The underwriters are not required to engage in any of these activities. If commenced by the underwriters, the underwriters may effect these activities through the New York Stock Exchange and may end any of these activities at any time.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

    Our ADSs are listed on the New York Stock Exchange under the symbol "TDR."

    The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business. Bear, Stearns & Co. Inc. and Morgan Stanley Dean Witter & Co. are acting as initial purchasers in the concurrent debt offering, and Bear Stearns & Co. Inc. is acting as dealer manager for the tender we are making for the 11 3/8% senior notes due 2004. They will receive customary compensation for these services.

                                 LEGAL MATTERS

    The validity of the ADSs is being passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York, and for the underwriters by Latham & Watkins, Washington, D.C. The validity of the shares of Class A common stock underlying such ADSs is being passed upon for us by our Dominican counsel, Pellerano & Herrera, Santo Domingo, Dominican Republic, and for the underwriters by Castillo & Castillo, Santo Domingo, Dominican Republic. Paul, Hastings, Janofsky & Walker LLP may rely, without independent investigation, upon the opinion of Pellerano & Herrera with respect to matters governed by Dominican Republic law. Latham & Watkins may rely, without independent investigation, upon the opinion of Castillo & Castillo with respect to matters governed by Dominican Republic law.

                                    EXPERTS

    Our consolidated financial statements at December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in this prospectus in reliance upon the report of KPMG, independent public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    As required by the Securities Act of 1933, we have filed a registration statement (No. 333- ) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

    We file annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

    This prospectus incorporates by reference our Annual Report on Form 20-F for the year ended December 31, 1998, which we have previously filed with the SEC and is not delivered with this prospectus. In addition, this prospectus will be deemed to incorporate by reference the following documents:

    - any annual reports on Form 20-F, including any amendments thereto, that we may file with the SEC prior to the termination of the offering; and

    - any report on Form 6-K submitted by us to the SEC prior to the termination of the offering and identified by us as being incorporated by reference into this prospectus.

    You may request a copy of these filings, at no cost, by contacting us at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic, Attention: Jaime Garcia, telephone number: 809-476-5054 or at our website, www.tricom.net/investor.

                         TRICOM, S.A. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................     F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................     F-3

Consolidated Statements of Operations for the Years
  Ended December 31, 1997, 1998 and 1999....................     F-5

Consolidated Statements of Shareholders' Equity for the
  Years Ended
  December 31, 1997, 1998 and 1999..........................     F-6

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................     F-9

Notes to Consolidated Financial Statements..................    F-11

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of TRICOM, S.A.:

We have audited the accompanying consolidated balance sheets of TRICOM, S. A. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year-period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S. A. and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States of America.

As explained in note 8 to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for organization costs.

                                          KPMG
                                          Member firm of KPMG International

Santo Domingo, Dominican Republic
January 28, 2000

                         TRICOM, S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents (notes 4 and 6).................  $ 15,377,410   $ 13,459,566
  Accounts receivable (notes 5, 6 and 12):
    Customers...............................................    12,367,843     22,821,951
    Carriers................................................     4,153,003      6,467,016
    Related parties.........................................       163,110         40,412
    Officers and employees..................................       275,069        415,702
    Current portion of long term accounts receivable........        75,071         66,369
    Other...................................................     2,113,228        624,846
                                                              ------------   ------------
                                                                19,147,324     30,436,296
    Allowance for doubtful accounts.........................      (740,687)    (4,307,563)
                                                              ------------   ------------
      Accounts receivable, net..............................    18,406,637     26,128,733
  Current portion of pledged securities (notes 7 and 15)....    54,470,478             --
  Inventories, net
    Equipment and accessories...............................     5,245,262      9,429,905
    Other...................................................       242,991        271,350
                                                              ------------   ------------
      Total inventories.....................................     5,488,253      9,701,255
  Prepaid expenses (notes 6 and 17).........................     3,104,942      6,637,067
  Deferred income taxes (note 18)...........................       556,949        949,190
                                                              ------------   ------------
      Total current assets..................................    97,404,669     56,875,811
                                                              ------------   ------------
Long-term accounts receivable...............................        91,556         22,619
Investments (notes 7 and 15)................................     2,164,387      2,710,572
Property and equipment, net (notes 3 and 15)................   330,456,448    455,045,191
Other assets at cost, net of amortization (notes 8 and
  20).......................................................    14,697,543     16,824,268
                                                              ------------   ------------
                                                              $444,814,603   $531,478,461
                                                              ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (notes 6, 9, 10 and 15):
    Borrowed funds--banks...................................  $ 21,665,516   $ 63,602,022
    Borrowed funds--related parties.........................    25,591,915     17,895,946
    Current portion of long-term debt.......................    32,000,000        315,216
                                                              ------------   ------------
                                                                79,257,431     81,813,184
                                                              ------------   ------------
  Current portion of capital leases (notes 6 and 11)........            --     14,242,056
  Accounts payable (notes 6 and 12):
    Carriers................................................     3,106,898      2,987,379
    Related parties.........................................            --     10,035,066
    Suppliers...............................................    11,772,957     12,043,787
    Other...................................................     1,566,076        329,309
                                                              ------------   ------------
                                                                16,445,931     25,395,541
  Other liabilities (notes 13 and 20).......................     7,413,821      3,789,707
  Accrued expenses (note 14)................................    13,887,974     15,293,910
                                                              ------------   ------------
    Total current liabilities...............................   117,005,157    140,534,398
                                                              ------------   ------------
Reserve for severance indemnities...........................        42,886         31,414
Deferred income taxes (note 18).............................       205,258        631,159
Capital leases, excluding current portion (notes 6 and
  11).......................................................            --     11,640,652
Long-term debt, excluding current portion (note 15).........   200,000,000    228,772,011
                                                              ------------   ------------
    Total liabilities.......................................   317,253,301    381,609,634
                                                              ------------   ------------
Shareholders' equity (notes 16 and 22):
  Class A common stock of RD$10 par value; Authorized
    55,000,000 shares; issued 5,700,000 shares..............     3,750,000      3,750,000
  Class B common stock of RD$10 par value; Authorized
    25,000,000 shares; issued 19,144,544 shares.............    12,595,095     12,595,095
  Additional paid-in capital................................    94,015,852     94,288,852
  Retained earnings.........................................    19,224,112     41,258,637
  Equity adjustment from foreign currency translation.......    (2,023,757)    (2,023,757)
                                                              ------------   ------------
                                                               127,561,302    149,868,827
Commitments and contingencies
  (notes 3, 15, 17, 18, 19, 20, 21 and 24)..................            --             --
                                                              ------------   ------------
                                                              $444,814,603   $531,478,461
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                  1997           1998           1999
                                                              ------------   ------------   ------------
Operating revenues (note 6):
  Toll revenues.............................................  $ 15,510,968   $ 17,644,573   $ 23,118,149
  International revenues....................................    39,432,385     50,332,088     60,592,134
  Local service.............................................     6,411,831     12,941,983     33,858,620
  Cellular and PCS..........................................    13,073,309     20,363,647     26,473,985
  Paging....................................................     5,079,103      4,527,579      2,695,531
  Sale and lease of equipment...............................     5,502,276      4,114,513      7,689,534
  Installations.............................................     5,070,888     12,936,817     15,501,847
  Other.....................................................        21,246      2,640,192        889,141
                                                              ------------   ------------   ------------
      Total operating revenues..............................    90,102,006    125,501,392    170,818,941
                                                              ------------   ------------   ------------
Operating costs:
  Satellite connections and carrier (note 20)...............    31,270,652     32,308,880     43,687,794
  Network depreciation......................................     7,432,818     11,382,446     15,982,827
  Expenses in lieu of income taxes (note 17)................     6,248,317      9,561,710     12,763,565
  General and administrative expenses, including
    depreciation charges of $1,956,121, $3,239,714 and
    $4,854,653 in 1997, 1998 and 1999, respectively (notes
    6, 19, 20 and 24).......................................    25,631,257     39,379,388     51,501,272
  Other.....................................................     3,659,422      3,391,347      5,421,403
                                                              ------------   ------------   ------------
      Total operating costs.................................    74,242,466     96,023,771    129,356,861
                                                              ------------   ------------   ------------
      Operating income......................................    15,859,540     29,477,621     41,462,080
                                                              ------------   ------------   ------------
Other income (expenses):
  Interest expense (note 6).................................   (16,100,251)   (18,006,286)   (22,430,031)
  Interest income (notes 6 and 7)...........................     4,053,079      5,133,348      2,389,329
  Foreign currency exchange gain (loss).....................      (705,983)       104,414       (202,724)
  Gain on sale of land (note 6).............................            --             --        897,833
  Other.....................................................       (83,097)       844,801        179,409
                                                              ------------   ------------   ------------
    Other expenses, net.....................................   (12,836,252)   (11,923,723)   (19,166,184)
                                                              ------------   ------------   ------------
    Earnings before income taxes, extraordinary item and
      cumulative effect of accounting change................     3,023,288     17,553,898     22,295,896
Income taxes (note 18)......................................            --        351,691       (141,660)
                                                              ------------   ------------   ------------
    Earnings before extraordinary item and cumulative effect
      of accounting change..................................     3,023,288     17,905,589     22,154,236
Extraordinary item--early extinguishment of debt (note
23).........................................................    (5,452,995)            --             --
                                                              ------------   ------------   ------------
    Earnings (loss) before cumulative effect of accounting
      change................................................    (2,429,707)    17,905,589     22,154,236
Cumulative effect of change in accounting for organization
costs (note 8)..............................................            --             --       (119,711)
                                                              ------------   ------------   ------------
    Net earning (loss)......................................  $ (2,429,707)  $ 17,905,589   $ 22,034,525
                                                              ============   ============   ============
Earnings (loss) per common share--basic and diluted:
    Earnings before extraordinary item and cumulative effect
      of accounting change..................................          0.17           0.78           0.89
    Extraordinary item......................................         (0.31)            --             --
    Cumulative effect of accounting change..................            --             --             --
                                                              ------------   ------------   ------------
    Net earnings (loss) per common share-basic and
      diluted...............................................  $      (0.14)  $       0.78   $       0.89
                                                              ============   ============   ============
Average number of common share used in calculation:
  Basic.....................................................    17,600,360     22,944,544     24,844,544
                                                              ============   ============   ============
  Diluted...................................................    17,600,360     22,944,569     24,888,709
                                                              ============   ============   ============

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                      NUMBER OF
                                                    COMMON SHARES
                                                        ISSUED                 COMMON STOCK
                                                ----------------------   ------------------------
                                                 CLASS A     CLASS B      CLASS A       CLASS B
                                                ---------   ----------   ----------   -----------
Balance at December 31, 1996..................         --   10,126,388   $       --   $23,357,343
Issuance of common shares.....................         --    9,264,141           --    20,000,000
Net loss......................................         --           --           --            --
                                                ---------   ----------   ----------   -----------
Balance at December 31, 1997..................         --   19,390,529           --    43,357,343

Issuance of common shares, net of issuance
  cost of $6,537,345 (note 16)................  5,700,000           --    3,750,000            --

Effect of change from no par value to RD$10
  par value (note 16).........................         --           --           --   (30,203,197)

Retirement of treasury stock as a result of
  initial public offering.....................         --     (245,985)          --      (559,051)

Transfer to legal reserve (note 22)...........         --           --           --            --

Net earnings..................................         --           --           --            --
                                                ---------   ----------   ----------   -----------

Balance at December 31, 1998..................  5,700,000   19,144,544    3,750,000    12,595,095

Stock-based compensation to non-employees
  (note 24)...................................         --           --           --            --
Transfer to legal reserve (note 22)...........         --           --           --            --
Net earnings..................................         --           --           --            --
                                                ---------   ----------   ----------   -----------
Balance at December 31, 1999..................  5,700,000   19,144,544   $3,750,000   $12,595,095
                                                =========   ==========   ==========   ===========

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                            RETAINED EARNINGS
                                                         ADDITIONAL    ----------------------------
                                                            PAID       APPROPRIATED        UN-
                                                         IN CAPITAL    LEGAL RESERVE   APPROPRIATED
                                                         -----------   -------------   ------------
Balance at December 31, 1996...........................  $        --    $  600,233     $ 3,147,997
Issuance of common shares..............................           --            --              --
Net loss...............................................           --                    (2,429,707)
                                                         -----------    ----------     -----------
Balance at December 31, 1997...........................           --       600,233         718,290

Issuance of common shares, net of issuance cost of
  US$6,537,345 (note 16)...............................   63,812,655            --              --
Effect of change from no par value of RD$10 par value
  (note 16)............................................   30,203,197            --              --
Retirement of treasury stock as a result of initial
  public offering......................................           --            --              --
Transfer to legal reserve (note 22)....................           --       571,955        (571,955)
Net earnings...........................................           --            --      17,905,589
                                                         -----------    ----------     -----------
Balance at December 31, 1998...........................   94,015,852     1,172,188      18,051,924

Stock-based compensation to non-employees (note 24)....      273,000            --              --
Transfer to legal reserve (note 22)....................           --       480,819        (480,819)
Net earnings...........................................           --            --      22,034,525
                                                         -----------    ----------     -----------
Balance at December 31, 1999...........................  $94,288,852    $1,653,007     $39,605,630
                                                         ===========    ==========     ===========

        See accompanying notes to the consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                       ACCUMULATED
                                                          OTHER
                                                      COMPREHENSIVE
                                                      INCOME-EQUITY
                                                     ADJUSTMENT FROM
                                                         FOREIGN                     SHAREHOLDERS'
                                                        CURRENCY        TREASURY        EQUITY,
                                                       TRANSLATION        STOCK           NET
                                                     ---------------   -----------   -------------
Balance at December 31, 1996.......................    $(2,023,757)     (559,051)    $ 24,522,765
Issuance of common shares..........................             --            --       20,000,000
Net loss...........................................             --            --       (2,429,707)
                                                       -----------      --------     ------------
Balance at December 31, 1997.......................     (2,023,757)     (559,051)      42,093,058

Issuance of common shares, net of issuance cost of
  US$6,537,345 (note 16)...........................             --            --       67,562,655
Effect of change from no par value to RD$10 par
  value (note 16)..................................             --            --               --
Retirement of treasury stock as a result of initial
  public offering..................................             --       559,051               --
Transfer to legal reserve (note 22)................             --            --               --
Net earnings.......................................             --            --       17,905,589
                                                       -----------      --------     ------------
Balance at December 31, 1998.......................     (2,023,757)           --      127,561,302

Stock-based compensation to non-employees (note
  24)..............................................             --            --          273,000
Transfer to legal reserve (note 22)................             --            --               --
Net earnings.......................................             --            --       22,034,525
                                                       -----------      --------     ------------
Balance at December 31, 1999.......................    $(2,023,757)           --     $149,868,827
                                                       ===========      ========     ============

        See accompanying notes to the consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                              1997           1998           1999
                                                          ------------   ------------   ------------
Cash flows provided by operating activities:
  Net earnings (loss)...................................  $ (2,429,707)  $ 17,905,589   $ 22,034,525
  Adjustments to reconcile net earnings (loss) to net
    cash provided by operating activities:
    Depreciation........................................     9,388,939     14,622,160     20,837,480
    Amortization of debt issue cost.....................       484,231      1,381,361      1,499,497
    Allowance for doubtful accounts.....................     1,929,167      1,665,349      5,420,717
    Amortization of radio frequency right...............            --             --        198,333
    Effect of (gain) loss in foreign exchange rate......       705,983         31,106        101,835
    Expense for severance indemnities...................       329,153        257,690        328,807
    Extraordinary item--early extinguishment of debt....     5,452,995             --             --
    Deferred income tax, net............................            --       (351,691)        33,660
    Value of consulting services received in exchange
      for stock warrants................................            --             --        273,000
    Gain on sale of land................................            --             --       (897,833)
    Net changes in assets and liabilities:
      Accounts receivable...............................     2,052,023     (3,681,109)   (13,407,676)
      Inventories.......................................     3,515,558     (3,053,879)    (4,213,002)
      Prepaid expenses..................................       (33,514)      (403,628)    (3,532,125)
      Long-term accounts receivable.....................       498,121        866,997         68,937
      Unearned interest.................................      (355,121)      (204,576)            --
      Other assets......................................   (10,364,826)    (5,542,150)    (3,824,555)
      Accounts payable..................................    17,321,727     (4,471,048)     9,005,096
      Other liabilities.................................     1,993,429      4,387,282     (3,624,114)
      Accrued expenses..................................     9,071,492      3,857,953      1,563,855
      Reserve for severance indemnities.................      (464,519)      (355,445)      (340,279)
                                                          ------------   ------------   ------------
        Total adjustments...............................    41,524,838      9,006,372      9,491,633
                                                          ------------   ------------   ------------
Net cash provided by operating activities...............    39,095,131     26,911,961     31,526,158
                                                          ------------   ------------   ------------
Cash flows from investing activities:
  Acquisition of investments............................   (75,967,805)      (367,866)      (546,185)
  Proceeds from maturity of US Treasury Bonds and
    irrevocable restricted funds........................            --     21,297,912     54,470,478
  Proceeds from sale of land............................            --             --      2,724,458
  Acquisition of land...................................            --             --     (1,826,625)
  Acquisition of property and equipment.................   (92,667,874)  (142,101,012)  (119,182,223)
                                                          ------------   ------------   ------------
    Net cash used in investing activities...............  (168,635,679)  (121,170,966)   (64,360,097)
                                                          ------------   ------------   ------------

                         TRICOM, S.A. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                              1997           1998           1999
                                                          ------------   ------------   ------------
Cash flows from financing activities:
  Borrowed funds from banks.............................            --     23,234,625    111,580,042
  Principal payments to banks...........................   (36,410,367)    (7,474,114)   (69,643,536)
  Borrowed funds from related parties...................     1,393,728     57,019,761     62,233,725
  Principal payments to related parties.................   (15,626,945)   (36,277,664)   (69,929,694)
  Short term obligations................................    (2,235,955)            --             --
  Capital lease payments................................            --             --       (361,292)
  Cancellation of Carifa bonds..........................            --             --    (32,000,000)
  Redemption of short term bonds........................    (7,061,768)            --             --
  Cancellation of long-term debt........................   (28,000,000)            --             --
  Proceeds from issuance of long-term debt..............   200,000,000             --     29,087,227
  Issuance of common stock..............................    20,000,000     67,562,655             --
                                                          ------------   ------------   ------------
    Net cash provided by financing activities...........   132,058,693    104,065,263     30,966,472

  Effect of exchange rate changes on cash...............    (1,077,444)      (161,353)       (50,377)
                                                          ------------   ------------   ------------
  Net increase (decrease) in cash and cash
    equivalents.........................................     1,440,701      9,644,905     (1,917,844)

Cash and cash equivalents at the beginning of the
  year..................................................     4,291,804      5,732,505     15,377,410
                                                          ------------   ------------   ------------
Cash and cash equivalents at the end of the year........  $  5,732,505   $ 15,377,410   $ 13,459,566
                                                          ============   ============   ============
Supplementary information:
  Expense in lieu of income tax paid....................    (5,908,402)    (9,027,468)   (11,180,380)
  Interest paid (net of capitalization).................   (15,367,463)   (17,601,409)   (23,373,038)
  Capital lease obligations incurred....................            --             --     26,244,000
                                                          ============   ============   ============

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

1    ORGANIZATION AND NATURE OF BUSINESS

     The consolidated financial statements of TRICOM, S.A. include operations of the following companies in the communications industry, which are identified as and operate in the Dominican Republic and New York, U.S.A., under the commercial name TRICOM:

     TRICOM, S. A. (Parent Company)

     GFN Comunicaciones, S. A.

     Bay Tel Communication, S. A.

     Call Tel Corporation

     TRICOM USA, Inc. and subsidiaries

     TRICOM, S. A. ("TRICOM" or the "Company") is a diversified telecommunications company which provides international and domestic long distance, basic local service, mobile, Internet and broadband services in the Dominican Republic and long distance services through subsidiaries in the United States.

     The Company's operations in the Dominican Republic are governed by Telecommunications Law No. 153-98 and by a Concession Agreement signed with the Dominican Government and confirmed by the National Congress on April 30, 1990. This agreement is for 20-year term through June 30, 2010, subject to renewal for an additional 20-year term. Law No. 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Services Principle" by guaranteeing access to telecommunications services at affordable prices in low income rural and urban areas. The law creates a fund for the development of the telecommunication sectors that is supported by a 2% tax on industry participants' billings of all telecommunication services.

     The Company was formed by GFN Corporation, Ltd. ("GFN"), one of the Dominican Republic's largest private holding companies, with equity interest in insurance, finance and publishing companies. GFN currently holds a 46.2% interest in the Company, while Motorola, Inc. holds a 30.8% interest. Prior to the completion of the initial public offering, Motorola, Inc. provided guarantees for the debt financing used to expand the Company's infrastructure during the early stages of its development and has assisted in, and continues to advise on, the development of the Company's network infrastructure.

     GFN Comunicaciones, S.A. ("Comunicaciones") is currently inactive.

     Bay Tel Communication, S.A. ("Bay Tel") is a corporation organized under the laws of the Republic of Panama and it ceased its operations in 1995 when substantially all of its net assets and operations were transferred to TRICOM, S. A. (Parent Company).

     Call Tel Corporation ("Call Tel") is a corporation organized under the laws of the Republic of Panama. It was formed on September 3, 1996 and began its operations in 1997. Its activities consist of operator-assisted communications in the Dominican Republic.

     TRICOM USA, Inc. ("TRICOM USA") was formed on January 15, 1992 under the General Corporation Law of Delaware. In September 1995, the United States Federal Communications Commission ("FCC") authorized TRICOM USA, to operate as a facilities-based carrier in the United States. Since TRICOM USA received a license from the FCC, the Company represents an

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

1 ORGANIZATION AND NATURE OF BUSINESS (CONTINUED) alternative means of sending and receiving traffic, potentially reducing the Company's dependence on other U. S. carriers. TRICOM USA began its operations in 1997.

     TRICOM INTERNATIONAL SERVICES, Inc. is a wholly-owned subsidiary of TRICOM USA. The Company was formed on June 30, 1999 under the General Corporation Law of Delaware. The Company acts as an agent for the Company, arranging for telecommunications services in the Dominican Republic paid by Dominican residents in New York.

     ENELPUNTO.COM, Inc. is a wholly-owned subsidiary of TRICOM U.S.A. The Company was formed on June 28, 1999 under the General Corporation Law of Delaware. The Company is providing Internet services.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of TRICOM, S. A. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions.

2.2  FOREIGN CURRENCIES

     The functional currency of the Company has been the U.S. dollar since January 1, 1997.

     Translation adjustments resulting from the conversion of the consolidated financial statements to the reporting currency were accumulated and presented in a separate component of equity in the accompanying consolidated balance sheets for years prior to January 1, 1997.

     Commencing January 1, 1997, the Company has recognized resulting gains and losses when translating items from currencies other than the U.S. Dollar. As of December 31, 1998 and 1999, the rates used by the Company to translate the Dominican peso denominated accounts at year-end were RD$15.61 and RD$16.05 per one US dollar, respectively. Panamanian Balboas (B/.) are at par with the US dollar.

2.3  CASH AND CASH EQUIVALENTS

     For the purpose of the statements of cash flows, the Company considers as cash equivalents cash time deposits and highly liquid debt instruments with original maturities of three months or less.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
2.4  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts receivable is established through a charge to an expense account. The Company reserves 100% of the accounts receivable balances which are past due over 90 days.

2.5  INVENTORIES

     Inventories are valued at the lower of average cost or market.

2.6  INVESTMENT SECURITIES

     The Company has classified all of its marketable debt securities as held-to-maturity and has accounted for these investments at amortized cost. Any premium or discount is amortized or accreted over the life of the related security. Accordingly, no adjustment for unrealized holding gains or losses has been reflected in the Company's consolidated financial statements.

2.7  PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Construction costs and equipment installations in process are maintained as construction projects until they are completed and/or equipment is placed in service. Depreciation is calculated and recorded starting with the first full month that the assets are placed in service.

2.8  DEPRECIATION

     The depreciation method used by the Company is the straight-line method, that is, the uniform distribution of cost over the estimated useful lives of the corresponding assets.

     The estimated useful lives of assets are as follows:

                                                               YEARS
                                                              --------
Buildings and improvements..................................      50
Furniture, equipment and transportation equipment...........    5-10
Equipment for lease.........................................     3-4
Operation and communication equipment.......................      15
Cellular phones.............................................       3
Computer equipment..........................................       6
                                                                ====

2.9  OTHER ASSETS

     Other assets consist principally of deferred debt issue costs and radio frequency rights (see note 8). Deferred debt issue costs are amortized over the debt service period of the related debt. For the years ended at December 31, 1997, 1998 and 1999, amortization expense of deferred debt issue amounted to $484,231, $1,381,361 and $1,499,497, respectively.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The radio frequency rights are being amortized over a period of 20 years. For the year ended at December 31, 1999, the amortization expense amounted to $198,333.

2.10  SEVERANCE INDEMNITIES

     According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code as including misstatements by an employee in his job application, termination of an employee within three months of his hire for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absence or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience in this area.

2.11  REVENUE RECOGNITION

     TOLL REVENUES

     Toll revenues are amounts received by the Company from customers in the Dominican Republic for international and domestic long distance calls. These revenues are recognized as the calls are made.

     INTERNATIONAL SETTLEMENT REVENUES

     International settlement revenues represent amounts recognized by the Company for termination of traffic based on minutes from foreign telecommunications carriers into the Dominican network, as per operating agreements between the Company and each such carrier. These revenues are recognized as the minutes are provided.

     PREPAID CALLING CARD REVENUES

     The Company recognizes revenue for prepaid calling cards based on card usage. The Company accounts for cash received or credit extended from the sale of prepaid calling cards as deferred revenues, which are then recognized as the cards are used. This revenue may be part of the toll or international revenues depending on the call destination.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     LOCAL SERVICE REVENUE

     Local service revenue consist of wireline rent, local measured service as well as charges for "Custom local access signaling services" (CLASS) or value-added services, which includes call forwarding, three-way calling, call waiting and voice mail. It also includes collect call revenues and revenues from other miscellaneous wireline services. These revenues are recognized as the services are rendered.

     CELLULAR AND PCS REVENUES

     Represents fees received for mobile cellular and PCS services, including interconnection charges for incoming calls to the Company's cellular and PCS subscribers (these revenues do not include international and domestic long distance calls generated by cellular or PCS units). Cellular and PCS fees consist of fixed monthly access fees and per-minute usage charges, as well as additional charges for custom or vertical features, which include call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services. These revenues are recognized as the services are rendered.

     PAGING

     Paging revenues consist of fixed monthly charges for nationwide service and the use of paging equipment and activation fees. These revenues are recognized as these services are rendered.

     SALES AND LEASE OF EQUIPMENT

     These revenues consist of sales and rental fees charges for customer premise equipment, including private branch exchanges, key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment. These revenues are recognized upon sale to the customer.

     INSTALLATIONS

     Installation revenues consist of fees charges by the Company for installing local access lines, private branch exchanges and key telephone systems, as well as fees for activating cellular and PCS handsets. These revenues are recognized as the services are rendered.

     OTHER

     Other revenues represent all those revenues that are not generated from the Company's core business activities, including commissions received for providing handling services for a courier, commissions received for collection services for utility companies and revenues from miscellaneous product sales. These revenues are recognized as the services are earned.

2.12  CAPITALIZATION OF INTEREST

     Interest paid on loans whose proceeds are used in specific projects is capitalized and included as part of project costs during the period necessary for installation.

     During the years ended December 31, 1997, 1998 and 1999, interest and commissions capitalized as part of construction projects amounted to approximately $5,590,000, $10,168,000 and $11,963,000, respectively.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
2.13  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments classified as current assets or current liabilities approximates their book value due to the relatively short maturities of these financial instruments. See note 15 for the estimated fair value of the Company's long term debt.

2.14  EXPENSE IN LIEU OF INCOME TAX

     The parent company TRICOM, S. A. pays a tax which is based on a percentage of the Company's domestic gross revenues (less deductions for access to the local network) plus a percentage of the Company's net international settlement revenues. An accrual is made for any difference between the date when these items are reported to the tax authorities and when they are reported in the accompanying consolidated statements of operations.

2.15  INCOME TAXES

     In the case of the subsidiary, TRICOM USA, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.16  EARNINGS PER COMMON SHARE

     Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

2.17  PENSION PLAN

     The Company has a contributory defined benefit pension and retirement plan that includes all its personnel. The cost of the plan has been determined based on actuarial studies and includes amortization of past service costs over the estimated average life of its employees.

2.18  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

2.19  YEAR 2000

     For the years ended December 31, 1998 and 1999, costs incurred for the Year 2000 project amounted to approximately $83,000 and $217,000, respectively. Such costs were funded through operating cash flows and are included in general and administrative expenses in the accompanying consolidated statement of operations.

2.20  ADVERTISING COST

     Advertising costs are expensed as incurred. For the years ended
     December 31, 1997, 1998 and 1999, these costs amounted to $1,715,270, $4,461,123 and $5,431,834 respectively, and are included as part of general and administrative expenses in the accompanying consolidated statements of operations.

2.21  STOCK OPTION PLAN

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS
     No. 123.

2.22  RECLASSIFICATION

     At December 31, 1999, the Company has classified prepaid calling cards held by distributors as accounts receivable--customers in the accompanying consolidated balance sheets. The classification was changed as a result of changes in the billing system in 1999. Previously, these amounts were classified as inventories and totaled $3,199,103 as of December 31, 1998. Prior years have been reclassified to conform to the 1999 presentation.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

3 PROPERTY AND EQUIPMENT

 A detail of property and equipment at December 31, 1998 and 1999 is as follows:

                                                              1998           1999
                                                          ------------   -------------
Operations and communications:
Land....................................................  $  3,454,951   $   5,288,164
Buildings and improvements..............................     7,933,993      12,730,864
Furniture and equipment.................................     5,061,611       6,868,212
Communication equipment.................................    46,877,210      94,645,620
Transmission equipment..................................    95,230,147     170,756,431
Other equipment.........................................     1,253,387       1,668,162
                                                          ------------   -------------
                                                           159,811,299     291,957,453

Less accumulated depreciation...........................    16,506,546      29,196,045
                                                          ------------   -------------
                                                           143,304,753     262,761,408

Communications equipment pending installation...........    28,343,890      31,141,978
In transit (a)..........................................     6,225,237       2,506,092
Construction in process (b).............................   112,082,008     100,685,397
                                                          ------------   -------------
  Subtotal, operations and communications...............   289,955,888     397,094,875
                                                          ------------   -------------

Equipment for rental:
Switchboards............................................       887,916       1,982,393
Telephone equipment and other...........................    21,137,541      31,145,265
                                                          ------------   -------------
                                                            22,025,457      33,127,658
Less accumulated depreciation...........................     9,611,593      12,578,935
                                                          ------------   -------------
  Subtotal, equipment for rental........................    12,413,864      20,548,723
                                                          ------------   -------------

Property and equipment:
Buildings...............................................     6,372,566       6,372,566
Furniture and office equipment..........................    10,087,307      13,965,777
Transportation equipment................................     2,807,867       4,435,443
Leasehold improvements..................................     3,500,603       3,879,221
Data processing equipment...............................    14,426,729      23,037,601
                                                          ------------   -------------
                                                            37,195,072      51,690,608
Less accumulated depreciation...........................     9,108,376      14,289,015
                                                          ------------   -------------
  Sub-total, property and equipment.....................    28,086,696      37,401,593
                                                          ------------   -------------

  Property and equipment, net...........................  $330,456,448   $ 455,045,191
                                                          ============   =============

    (a) Equipment in transit represents accumulated costs of equipment imported by TRICOM, for which additional import related costs are still to be incurred. At December 31, 1999, this amount includes mainly transmission equipment and accessories, as well as computer materials and parts in 1998.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

3  PROPERTY AND EQUIPMENT (CONTINUED)

   (b) A detail of construction in process at December 31, 1998 and 1999 is as follows:

                                                           1998           1999
                                                       ------------   ------------
Operation and communication:
  Buildings..........................................  $  2,255,751   $  3,816,556
  Transmission equipment (i).........................    99,370,582     87,642,687
  Cells..............................................     9,505,122      8,502,529
  Submarine cable....................................       950,553        723,625
                                                       ------------   ------------
                                                       $112,082,008   $100,685,397
                                                       ============   ============

         (i) At December 31, 1998 and 1999, construction in process of transmission equipment includes projects of a wireless local loop
             (WLL) network which are in development, as well as cellular and PCS cells, fiber optic and other network improvements in 1999.

4  CASH AND CASH EQUIVALENTS

   A detail of this account at December 31, 1998 and 1999, is as follows:

                                                                1998          1999
                                                             -----------   -----------
Checking accounts..........................................  $ 2,316,963   $ 6,162,442
Cash on hand...............................................       37,810        45,805
Deposits (a)...............................................   13,022,637     7,251,319
                                                             -----------   -----------
                                                             $15,377,410   $13,459,566
                                                             ===========   ===========

   (a) At December 31, 1998 and 1999 represents certificates of deposit due on demand and with variable dates of maturity.

5  ACCOUNTS RECEIVABLE

   Changes in the allowance for doubtful accounts were as follows:

                                                    1997          1999          1998
                                                 -----------   -----------   -----------
Allowance at beginning of year.................  $ 4,898,199   $   668,827   $   740,687
Increase for the year..........................    1,929,167     1,665,349     5,420,717
Write-off during the year......................   (6,158,539)   (1,593,489)   (1,853,841)
                                                 -----------   -----------   -----------
Allowance at end of year.......................  $   668,827   $   740,687   $ 4,307,563
                                                 ===========   ===========   ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

5  ACCOUNTS RECEIVABLE (CONTINUED)
   A detail of accounts receivable--others at December 31, 1998 and 1999, is as follows:

                                                                 1998        1999
                                                              ----------   --------
Interest receivable.........................................  $1,662,351   $235,016
Other.......................................................     450,877    389,830
                                                              ----------   --------
                                                              $2,113,228   $624,846
                                                              ==========   ========

6  TRANSACTIONS WITH RELATED PARTIES

   During the years ended December 31, 1997, 1998 and 1999 the Company made payments to several related parties for leased premises and equipment, internal audit services, public relations, systems and procedures, legal services and personnel management.

   The majority of these charges are for services received by the Company from its sister company Grupo Financiero Nacional, S. A. ("Grupo Financiero"), a subsidiary of GFN. Grupo Financiero allocates administrative charges based on the time invested by its employees providing administrative support services in each of its subsidiaries.

   A detail of balances with related companies at December 31, 1998 and December 31, 1999 is as follows:

                                                                1998          1999
                                                             -----------   -----------
Assets:
  Cash in banks............................................  $ 1,556,788   $ 4,194,306
  Deposits (a).............................................   13,022,637     7,251,319
  Accounts receivable......................................      163,110        40,412
  Current portion and long-term accounts receivable........       88,037        53,820
  Prepaid expense-insurance................................    2,125,601     3,548,458

Liabilities:
  Borrowed funds...........................................   25,591,915    17,895,946
  Accounts payable--letters of credit (b)..................    1,089,487       985,187
  Accounts payable (c).....................................           --    10,035,066
  Capital leases...........................................           --    25,882,708
                                                             ===========   ===========

   (a) As of December 31, 1998 and 1999 includes $2,185,005 in non-interest bearing time deposits and certificates of deposit of $10,837,632 and $7,251,319, respectively, which earn annual interest at rates between 9% and 11%.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

6    TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

     (b) These letters of credits bear annual interest ranging from 10% to 11.5% payable at maturity.

     (c) Includes $7,775,892 that represents a 7.94% financing facility granted by Motorola for the acquisition of transmission and communications equipment. The Company has approved lines of credit with Motorola for an approximate amount of $13,000,000.

     A detail of transactions with related parties during the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                  1997         1998         1999
                                               ----------   ----------   -----------
Interest earned..............................  $  140,814   $  270,352   $   265,423
Interest incurred on loans...................   3,577,394      880,281       710,537
Bank charges.................................       6,585       45,916       135,640
Leased premises and equipment................      64,392       44,610       108,578
Security services............................     113,778      111,460        77,382
Insurance premiums...........................   1,101,237    1,520,171     2,000,473
Pension plan contributions...................     310,858      433,998       586,921
Communication services revenue...............   1,098,097      828,316     1,970,646
Gain on sale of land (a).....................          --           --       897,833
Equipment purchased (Motorola)...............   8,038,214    2,258,028    23,097,157
Advertising services.........................      97,942      134,830        74,104
Professional services........................     207,498      494,125       167,470
                                               ==========   ==========   ===========

     (a) During 1999, the Company bought from an unaffiliated third party land which was sold later to a related party. The sale price was $2,724,458 (RD$44,000,000) and the acquisition cost was $1,826,625 (RD$29,500,000). This transaction generated a gain on sale of land of $897,833, which is presented as gain on sale of land in other income (expenses) in the consolidated statements of operations.

7    INVESTMENTS

     Investments at December 31, 1998 and 1999 consisted of the following:

                                                              1998          1999
                                                           -----------   ----------
Irrevocable restricted funds to pay indebtedness and
  interest (a)...........................................  $32,772,379   $       --
U.S. Treasury Bonds at cost (b)..........................   21,698,099           --
                                                           -----------   ----------
                                                            54,470,478           --
Less current portion of investments......................  (54,470,478)          --
                                                           -----------   ----------
                                                                    --           --
                                                           -----------   ----------
Mortgage participation contracts, at cost which
  approximates market value (c)..........................  $ 2,164,387   $2,710,572
                                                           ===========   ==========

     (a) Represents investment used to fund the payment in full of principal and interest of CARIFA Bonds, as described in Note 15.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

7    INVESTMENTS (CONTINUED)
     (b) Represents investment securities obtained to provide funding to pay the full amount of the 1999 interest on the Senior Notes (See note 15).

     (c) At December 31, 1998 and 1999 represents mortgage participation contracts which have been purchased from saving and loan associations in the Dominican Republic. These contracts earn interest at rates between 9% and 12% per annum. These investments are due on demand and are maintained as compensating balances for mortgage loans made by these savings and loan associations to several officers of the Company.

8    OTHER ASSETS

     Other assets at December 31, 1998 and 1999 consisted of the following:

                                                             1998          1999
                                                          -----------   -----------
Deferred debt issue costs, net (a)......................  $ 8,296,034   $ 8,864,074
Deposits with international carriers (b)................      243,652       202,850
Organization expenses, net (c)..........................      119,711            --
Deposits................................................      361,194       668,432
Radio frequency rights (d)..............................    4,760,000     4,561,667
Other (e)...............................................      916,952     2,527,245
                                                          -----------   -----------
                                                          $14,697,543   $16,824,268
                                                          ===========   ===========

     (a) Represent commissions paid on issuance to brokers and other expenses related to the issuance of the Senior Notes and bank debt. As of December 31, 1998 and 1999, accumulated amortization amounted to $1,865,592 and $3,365,089, respectively.

     (b) As December 31, 1998 and 1999 deposits with international carriers represent security deposits made by TRICOM for the installation of international circuits. These deposits will be recovered at the end of the agreement. These agreements mature each year and are automatically renewed.

     (c) During 1999, the Company changed its method of accounting for organization expenses in order to comply with Statement of Position No. 98-5 issued by the American Institute of Certified Public Accountants. The change involved expensing these costs as incurred, rather than capitalizing and subsequently amortizing such costs. The change in the accounting principle resulted in the write-off of the costs capitalized as of January 1, 1999. The cumulative effect of the write-off, which totals $119,711, has been expensed and reflected as a separate line in the 1999 consolidated statements of operations.

     (d) Represents payments for user rights for cellular frequencies, in order to expand the cellular and PCS capacity. These payments are being amortized over a period of 20 years beginning on March 31, 1999. At December 31, 1999, accumulated amortization was $198,333.

     (e) At December 31, 1999 includes $2,276,012 corresponding to deferred commissions related to prepaid calling cards.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

9    BORROWED FUNDS--BANK

     Funds borrowed by the Company are detailed as follows:

                                                             1998          1999
                                                          -----------   -----------
Funds denominated in U.S. dollars (a)...................  $18,462,441   $56,000,776
Funds denominated in R.D. pesos (b).....................    3,203,075     7,601,246
                                                          -----------   -----------
                                                          $21,665,516   $63,602,022
                                                          ===========   ===========

     (a) These borrowings are made with local and international banks and accrue interest and commissions at rates of 10% to 12.5% per annum as of December 31, 1998 and 9.5% to 12% at December 31, 1999.

     (b) At December 31, 1998, the loans represent RD$50,000,000 and have maturity ranging from 90 to 180 days, bearing interest of 26% per annum. At December 31, 1999 these loans amount to RD$122,000,000 and have maturities ranging from 60 to 90 days and, bear interest of 21% to 30% per annum.

     At December 31, 1999 the Company has lines of credit available with local and international banks for approximately $13,000,000.

10   BORROWED FUNDS--RELATED PARTIES

     At December 31, 1998 and 1999, borrowed funds from related parties include financing of letters of credit and open accounts issued for $25,591,915 and $17,895,946, respectively, at interest rates of 11% and 10%, respectively.

     At December 31, 1999, the Company has lines of credit available with related parties for approximately $23,000,000.

11   CAPITAL LEASES

     During December, 1999 the Company entered into various capital lease contracts with a related party. Such contracts have various terms of maturity during the next four years. The gross amount of plant and equipment recorded under capital leases as of December 31, 1999 were as follows:

Communications equipment....................................  $17,248,429
Communications equipment pending installation...............    7,548,214
Transportation..............................................    1,176,001
Machinery and equipment.....................................      271,356
                                                              -----------
                                                              $26,244,000
                                                              ===========

     These assets have no accumulated depreciation at December 31, 1999, since in accordance with the Company's depreciation policy, depreciation is recorded commencing with the first full month that the assets are placed in service.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

11   CAPITAL LEASES (CONTINUED)

    Future lease payments under capital leases as of December 31, 1999 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $16,807,222
2001........................................................    4,936,452
2002........................................................    4,918,489
2003........................................................    4,941,102
                                                              -----------
Total lease payments........................................   31,603,265

Less related taxes..........................................    2,087,198
                                                              -----------
Minimum lease payments......................................   29,516,067
Less amount representing interest (12% to 12.875%)..........    3,633,359
                                                              -----------

Present value of net minimum capital lease payments.........   25,882,708

Less current maturities of capital lease obligations........   14,242,056
                                                              -----------

Capital lease obligations...................................  $11,640,652
                                                              ===========

12  TRANSACTIONS WITH CARRIERS

    Net amounts receivable and payable for these activities at December 31, 1998 and 1999 were as follows:

                                                    1998                       1999
                                           -----------------------   ------------------------
                                           RECEIVABLE    PAYABLE     RECEIVABLE     PAYABLE
                                           ----------   ----------   -----------   ----------
Inbound..................................  $6,933,131   $       --   $12,406,384   $       --
Outbound.................................  (2,780,128)   1,549,996    (5,939,368)   1,785,132
Payable accounts
  Interconnection operations--CODETEL....          --    1,556,902            --    1,202,247
                                           ----------   ----------   -----------   ----------
                                           $4,153,003   $3,106,898   $ 6,467,016   $2,987,379
                                           ==========   ==========   ===========   ==========

    Accounts receivable from carriers arise from interconnection services of inbound calls. Accounts payable result from interconnection services of outbound calls. These charges are based on minutes billed. Amounts paid to carriers constitute one of the main operating costs of the Company.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

13  OTHER LIABILITIES

    Other liabilities at December 31, 1998 and 1999 consisted of the following:

                                                                 1998         1999
                                                              ----------   ----------
Customer advances...........................................  $2,131,396   $1,203,764
Deferred revenues...........................................   1,480,664    2,130,985
Other (a)...................................................   3,801,761      454,958
                                                              ----------   ----------
                                                              $7,413,821   $3,789,707
                                                              ==========   ==========

(a) On September 22, 1998, the Dominican Republic was seriously affected by hurricane Georges. As a consequence, the transmission and communication equipment of the Company, as well as other infrastructure suffered certain damages, for which claims were made to the Company's insurance carrier.

    During 1998, the Company received from the insurance company the amounts claimed, which included $2,505,000 for business interruption that are included in other operating income for the year ended December 31, 1998. At December 31, 1998, other liabilities include $3,414,613 corresponding to the estimated disbursements to be incurred in order to repair the infrastructure affected by hurricane Georges. The accrued expenses were sufficient to cover all the payments made during 1999.

14  ACCRUED EXPENSES

    A summary of accrued expenses at December 31, 1998 and 1999 is as follows:

                                                                1998          1999
                                                             -----------   -----------
Expense in lieu of income tax payable......................  $ 1,502,581   $ 3,085,766
Interest payable...........................................    9,726,228     8,783,221
Other......................................................    2,659,165     3,424,923
                                                             -----------   -----------
                                                             $13,887,974   $15,293,910
                                                             ===========   ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                               1998           1999
                                                           ------------   ------------
Senior notes (a).........................................  $200,000,000   $200,000,000
Bank loans:
Four loans with Dominican banks for a total amount of
RD$65,600,000; with interest and commissions ranging from
20% to 24% per annum. These loans are due in monthly
installments of RD$1,399,012 (approximately $87,166)
including principal and interest starting January 2000
through December 2006; two of these loans are secured by
communications equipment in the amount of $3,010,033.....            --      4,087,227

Unsecured line of credit with Citibank, N. A., for the
amount of $10,000,000 renewable every 13 months at 10%
per annum. The interest rate can be revised every 60 to
90 days at the request of the parties....................            --     10,000,000

Loan with Hamilton Bank, N. A. for a 3-year revolving
line of credit of up to $15 million with an interest rate
of Citibank N. A. prime rate plus 0.05% (9% at December
31, 1999). This line of credit is guaranteed by TRICOM S.
A. and Banco Nacional de Credito, S. A...................            --     15,000,000
                                                           ------------   ------------

Total bank loans.........................................            --     29,087,227
                                                           ------------   ------------
Carifa loan (b)..........................................    32,000,000             --
                                                           ------------   ------------
    Total long-term debt.................................   232,000,000    229,087,227

Less current portion of long-term debt...................    32,000,000        315,216
                                                           ------------   ------------
    Long-term debt excluding current portion.............  $200,000,000   $228,772,011
                                                           ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT (CONTINUED)

    The installment obligations of principal of these long-term loans for the next years are as follows:

 YEAR ENDING DECEMBER 31,
 ------------------------
 2000........................................................  $    315,216
 2001........................................................       378,505
 2002........................................................    25,454,599
 2003........................................................       546,110
 2004........................................................   200,656,185
 2005 and thereafter.........................................  $  1,736,612
                                                               ============

    (a) SENIOR NOTES

      On August 15, 1997, the Company issued $200,000,000 aggregate principal amount of 11 3/8% Senior Notes due in the year 2004 (the "Senior Notes"). Interest on the Senior Notes is payable in semi-annual installments on March 1st and September 1st of each year, commencing March 1, 1998.

      The Senior Notes may be redeemed at any time at the option of the Company, in whole or in part after September 1, 2001 at a premium declining to par after September 1, 2003, plus accrued and unpaid interest, and additional amounts, if any, through the redemption date. Until September 1, 2000, the Company, at its option, may redeem from time to time up to 35% of the Senior Notes originally issued with the net proceeds of the issuance and sale of the Company's capital stock at a redemption price equivalent to 111.375% of the principal amount thereof plus accrued interest to the date of redemption provided that an aggregate principal amount of the Senior Notes of up to $130.0 million remain outstanding after each redemption and each such redemption occurs within 180 days after any issuance and sale of stock. The Senior Notes are senior unsecured obligations of the Company ranking PARI PASSU in right of payment with all other existing and future senior debt, and will rank senior to any future subordinated indebtedness.

      The indenture for the Senior Notes contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries, as defined in the indenture, to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, engage in any business other than the telecommunications business, issue or sell equity interests of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

      The fair value of this long term debt at December 31, 1999 is estimated in the amount of $186,500,000 determined through a combination of management estimates and information obtained from independent third parties, using market data available on the last business day of the year.

      The Senior Notes are guaranteed fully, unconditionally and jointly and severally by the Company's subsidiaries, each of which is wholly-owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT (CONTINUED)
    Summarized consolidated financial information of guarantor subsidiaries, Comunicaciones, Bay Tel, Call Tell and TRICOM USA and subsidiaries, at December 31, 1998 and 1999 and for the years then ended is as follows (see note 1):

    BALANCE SHEET DATA:

                                                                     1998          1999
                                                                  -----------   -----------
                               ASSETS
    Current assets:
      Cash and cash equivalents.................................  $   263,168   $   614,802

      Account receivable:
      Related parties...........................................    4,057,834    12,190,813
      Other.....................................................    1,697,067     4,860,019
                                                                  -----------   -----------
      Accounts receivable, net..................................    5,754,901    17,050,832
                                                                  -----------   -----------

      Other current assets......................................      843,317     1,154,627
                                                                  -----------   -----------
        Total current assets....................................    6,861,386    18,820,261

    Property and equipment, net.................................    6,315,155     8,080,300
    Other non-current assets....................................      933,495     1,243,774
                                                                  -----------   -----------

        Total assets............................................  $14,110,036   $28,144,335
                                                                  ===========   ===========
                LIABILITIES AND STOCKHOLDER'S EQUITY
    Current liabilities:
      Account payable:
        Carriers................................................  $   227,195   $ 1,113,416
        Related parties.........................................    5,608,247     1,722,915
        Other...................................................      978,057       748,970
                                                                  -----------   -----------
                                                                    6,813,499     3,585,301
      Other current liabilities.................................    1,355,246     3,036,241
                                                                  -----------   -----------
        Total current liabilities...............................    8,168,745     6,621,542

      Other non-current liabilities.............................      192,036    15,685,752
                                                                  -----------   -----------
        Total liabilities.......................................    8,360,781    22,307,294

    Stockholder's equity........................................    5,749,255     5,837,041
                                                                  -----------   -----------
        Total liabilities and stockholder's equity..............  $14,110,036   $28,144,335
                                                                  ===========   ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT (CONTINUED)

                                                           1997          1998          1999
                                                        -----------   -----------   -----------
STATEMENTS OF OPERATIONS DATA:
Operating revenues....................................  $12,805,531   $27,919,654   $36,179,982
Operating costs.......................................   12,932,490    28,861,720    36,282,315
                                                        -----------   -----------   -----------
  Operating loss......................................     (126,959)     (942,066)     (102,333)

Other income (expense)................................        1,702        21,685       (66,896)
                                                        -----------   -----------   -----------
  Net loss before income tax..........................     (125,257)     (920,381)     (169,229)
Income tax............................................                    351,691      (141,660)
                                                        -----------   -----------   -----------
    Net loss..........................................  $   125,257   $   568,690   $   310,889
                                                        ===========   ===========   ===========

CASH FLOW DATA:
Net cash (used in) provided by operating activities...  $(2,037,871)  $    83,061   $(6,929,619)
Cash flows used in investments activities--acquisition
  of property and equipment...........................   (3,500,298)   (3,241,348)   (2,145,814)

Cash flows from financing activities:
  Borrowed funds (paid to) received from banks........   (8,305,916)           --    15,000,000
  Borrowed funds (paid to) received from related
    parties...........................................   13,652,509            --    (5,608,247)
  Short-term obligations..............................      (56,629)           --        35,279
  Issuance of common shares...........................        1,100     2,999,000            --
                                                        -----------   -----------   -----------
Net cash provided by financing activities.............    5,291,064     2,999,000     9,427,032
  Effect of exchange rate changes on cash.............      197,601            88            35
                                                        -----------   -----------   -----------

  Net income (decrease) in cash and cash
    equivalents.......................................      (49,504)     (159,199)      351,634
Cash and cash equivalents at beginning of the year....      471,821       422,317       263,168
                                                        -----------   -----------   -----------
Cash and cash equivalents at end of the year..........  $   422,317   $   263,118   $   614,802
                                                        ===========   ===========   ===========

    (b) CARIFA LOAN

       The Company borrowed $32,000,000 in prior years, from the Caribbean Basin Project Financing Authority (Carifa).

       This loan was repaid in 1999 using the irrevocable deposits described in note 7.

16  STOCKHOLDERS' EQUITY

    The authorized capital stock of the Company consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock.

    All of the Company's outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class, except on any matter that would adversely affect the rights of either class. The Class A common stock has one vote per share and the Class B stock has ten votes per share. The economic rights of each class of capital stock are identical.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

16  STOCKHOLDERS' EQUITY (CONTINUED)
    In the second quarter of 1998, the Company sold 5,700,000 Class A common shares in a public offering for $74.1 million, net of issuance costs of $6,346,545. The proceeds of this issuance were used to expand the Company's local service cellular and PCS networks and its international switching and circuit capacity. As well as paying short-term debt primarily incurred to fund equipment purchases.

    All share and per share data set forth in the financial statements reflect the reclassification of the Company's shares of common stock that were outstanding prior to TRICOM's initial 1998 public offering of American Depositary Shares into shares of Class B stock and give effect to an approximate 3.3132-for- one stock split at that time.

17  EXPENSE IN LIEU OF INCOME TAXES

    In accordance with the terms of the Concession Agreement signed with the Dominican Government, through 1995, TRICOM, S. A. had an exemption from income tax but had to pay instead a single tax of 18% of gross communication revenues collected from customers nationwide. This tax was based on the amounts collected monthly by the Company and was payable within the first ten (10) days of the month following collection.

    As result of a settlement between the Company and the Dominican tax authorities on February 20, 1996, the Concession Agreement with the Dominican government was modified to establish a fixed tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. This tax will never be less than RD$18,000,000 ($1,125,500) annually.

    In addition, since July 1998, expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. For
    December 31, 1998 and 1999, the cost of this additional tax was $315,801 and $566,549, respectively, which is included as part of expense in lieu of income taxes in the accompanying consolidated statements of operations.

    For the year ended December 31, 1999 the Company paid RD$30,000,000 (equivalent to approximately $1,869,159) as an advance deposit against the fixed tax of 10%. This is included in the prepaid expenses in the accompanying consolidated balance sheets as of December 31, 1999.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

18  INCOME TAX

    The Company is subject to income taxes in the United States. The components of income tax (expense) benefit are as follows:

                                                 1997       1998       1999
                                               --------   --------   ---------
Current tax provision........................  $     --         --    (108,000)
Deferred tax.................................        --    351,691     (33,660)
                                               --------   --------   ---------
                                               $     --   $351,691   $(141,660)
                                               ========   ========   =========

    The components of deferred income taxes in the United States are summarized as follows:

                                                            1998       1999
                                                          --------   --------
Deferred revenue........................................  $483,011   $737,410
Net operating loss carry forward........................   209,001     45,856
Alternative minimum tax.................................        --    100,825
Other...................................................    43,361     65,099
                                                          --------   --------
                                                           735,373    949,190

Deferred tax liabilities--property and equipment........   383,682    631,159
                                                          --------   --------
Net deferred tax asset..................................  $351,691   $318,031
                                                          ========   ========

    The Company has not recorded a valuation allowance for the deferred tax assets because it believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

    In the case of the other subsidiaries, according to the tax legislation of the Republic of Panama, the Company's is exempt from income taxes as long as it only operates outside the Republic of Panama.

19  PENSION BENEFITS

    Substantially all of the employees of the Company are included in a defined benefit plan that was established by Grupo Financiero. The benefits are based upon years of service and the employee's compensation during the last years before retirement, which is administered by the Plan de Pensiones y Jubilaciones del Grupo Financiero Nacional, S. A.

    The Company makes annual contributions to the Plan based on contribution levels determined by independent actuaries. The Company's pension expense was approximately $311,000, $433,000 and $587,000, for the years ended December 31, 1997, 1998 and 1999, respectively, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

19  PENSION BENEFITS (CONTINUED)
    The following summarizes pension obligation information and estimated plan asset information for the Company.

                                                      NOVEMBER 30,   NOVEMBER 30,
                                                          1998           1999
                                                      ------------   ------------
CHANGES IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.............   $1,245,601     $2,234,367
Change in exchange rate.............................     (100,541)       (61,253)
                                                       ----------     ----------
Benefit obligation at beginning of year, as
  adjusted..........................................    1,145,060      2,173,114
Service cost........................................      749,263        940,622
Interest cost.......................................      113,659        186,824
Actuarial gain......................................      103,056        271,744
Benefits paid.......................................      (76,378)       (88,392)
Adjustments.........................................      199,707         72,260
                                                       ----------     ----------

Benefit obligation at end of year...................    2,234,367      3,556,172
                                                       ----------     ----------

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning (a)..........    1,550,766      2,513,478
Change in exchange rate.............................     (125,174)       (68,906)
                                                       ----------     ----------
Fair value of plan assets at beginning of year,
  adjusted..........................................    1,425,592      2,444,572
Actual return on plan assets........................      375,674        419,038
Employer contribution...............................      405,871        586,887
Plan participants' contributions....................      324,697        359,072
Benefits paid.......................................      (76,378)       (88,392)
Expenses and other adjustments......................       58,022        (65,001)
                                                       ----------     ----------
Fair value of plan assets at end of year (a)........    2,513,478      3,656,176
                                                       ----------     ----------
FUNDED STATUS OF THE PLAN...........................   $  279,111     $  100,004
                                                       ==========     ==========

RATE ASSUMPTIONS:
Discount rates......................................        6.00%          6.00%
Rate of return on plan assets.......................       11.00%         14.39%
                                                       ==========     ==========

    (a) Corresponds to an estimate of the assets allocable to the Company. This estimate was made by the actuary based on the ratio of total obligations of TRICOM to the total obligation of Grupo Financiero applied to the total plan assets. However, there is no segregation of assets applicable to the employees of the Company.

20  COMMITMENTS AND CONTINGENCIES

    In 1995, TRICOM entered into a lease agreement of premises with a related company. The total amount paid for this lease in 1997, 1998 and 1999 was $68,216, $72,582 and $108,578, respectively. As part of this agreement, the Company paid a deposit of $86,580, which is included in other assets in the accompanying consolidated balance sheets.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

20  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The costs involved for each contract are established through different rates, agreed by the parties, that are computed based on the amount of traffic each month. For the years ended December 31, 1997, 1998 and 1999 this cost was $4,642,466, $4,273,617 and $3,706,683 respectively, and is included in the cost of satellite connections in the accompanying consolidated statements of operations.

    On May 8, 1997, the Federal Communication Commission ("FCC") issued an order to implement the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service ("the Universal Service Fund"). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a fund (the "Universal Service Fund"). Universal Service Fund contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1, 1999 through December 31, 1999.

    The Company contributed $141,141 to the "Universal Service Fund" on end-user telecommunications revenue of $4,756,792 for the year ending December 31, 1999.

    OTHER LEASE OBLIGATIONS

    The Company maintains capital and operating leases for telecommunication equipment. The operating leases are renewable at the end of the lease period which is usually one year. The capital leases are for five-year periods with purchase options at maturity.

    Also, the Company has leased buildings for several of its telecommunication centers, commercial offices and warehouse. These contracts are mostly short term and renewable at maturity. Expenses for these contract operations in 1997, 1998 and 1999 were approximately $443,000, $405,000 and $476,000, respectively, and are included in general and administrative expenses in the consolidated statements of operations.

    LEGAL PROCEEDINGS

    In 1998, the Company reported to local police authorities an excessive irregular traffic of calls from a specific telephone number, detected by monitoring systems of the Company, which was causing a distortion in the direction of the traffic, assigned to a person. In 1999, a Dominican Company and another person, both different from the person who had the mentioned telephone number assigned, sued the Company for alleged loss and damages of up to approximately $12,000,000. Management, after consulting with legal counsel, believes that this matter will not have a material adverse effect on the results of operations and financial position of the Company.

    The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

20  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    OTHERS

    During 1999, Dominican tax authorities reviewed the statements of tax withholdings done by the Company corresponding to the year 1998. At December 31, 1999, the Company has not been informed of the result of this audit. Management believes that no material adjustments will arise.

    SEVERANCE INDEMNITIES

    Companies based in the Dominican Republic maintain reserves under the provisions of U.S. Statement of Financial Accounting Standards ("SFAS") 112 to cover the ultimate payment of severance indemnities. Severance expense amounted to $329,153, $257,690 and $328,807 in the years ended December 31, 1997, 1998 and 1999.

21  BUSINESS AND CREDIT CONCENTRATION

    Most of the company's customers are located in the Dominican Republic. As of December 31, 1999 no single customer account receivable exceeded $50,000.

    In the normal course of business, the Company maintains accounts receivable from carriers. Although the Company's exposure to credit risk associated with non-payment by these carriers is affected by conditions or occurrences within the industry, most of these receivables are extended to large, well-established companies. The Company does not believe that this concentration of credit represents a material risk of loss with respect to its financial position.

22  LEGAL RESERVE

    Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of its net earnings as a legal reserve until such reserve reaches 10% of paid-in capital. This reserve is not available for dividend distribution, except in case of dissolution of the corporation.

23  EXTRAORDINARY ITEM

    During 1997, as a result of the early extinguishment of its bank credit facility, the Company charged off existing deferred debt issuance costs related to that debt amounting to $5,452,995. This is included as an extraordinary item in the accompanying consolidated statement of operations for the year ended December 31, 1997.

24  STOCK OPTION PLAN

    On May 4, 1998 the Company initiated the Long-Term Incentive Plan, in which certain employees could be granted options to purchase shares of the Company's common stock. The Plan is administered by the Board of Directors of the Company, and has the authority to determine which employees will participate in the Plan.

    The Plan authorizes grants of options to purchase up to 750,000 shares of authorized, but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become exercisable in part beginning three years after the date of grant.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

24  STOCK OPTION PLAN (CONTINUED)
    At December 31, 1999, there were 436,580 additional shares available for grant under the Plan. The per share weighted-average fair value of stock was $4.62 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999--expected volatility of 73.22%, risk-free interest rate of 6.33%, no expected dividends and an expected life of 3.59 years.

    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below.

                                                        1998          1999
                                                     -----------   -----------
Net earnings--as reported..........................  $17,905,589   $22,034,525
Net earnings--pro forma............................   17,647,972    21,648,100
                                                     ===========   ===========

Net earnings per share:
  As reported:
    Basic..........................................         0.78          0.89
    Diluted........................................         0.78          0.89
                                                     ===========   ===========
  Pro-forma:
    Basic..........................................         0.77          0.87
    Diluted........................................         0.77          0.87
                                                     ===========   ===========

    The Company had no outstanding options in 1997.

    During 1998, the Company granted options to purchase 313,420 shares of common stock. No options were granted in 1999.

                                        WEIGHTED
                                        AVERAGE      WEIGHTED
                                       REMAINING     AVERAGE
      EXERCISE            NUMBER      CONTRACTUAL    EXERCISE     NUMBER
        PRICE           OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE
---------------------   -----------   ------------   --------   -----------
       $ 8.06(a)          251,420          3.42       $ 8.06(a)       --
        13.00              58,000          3.42        13.00          --
         6.63               4,000          3.92         6.63          --
       ======             -------       -------       ------      ------
                          313,420          3.43       $ 8.96          --
                          =======       =======       ======      ======

    (a) Reflects 1999 reduction in exercise price from $13.00 to $8.06.

    No options have been exercised or forfeited during 1998 and 1999.

    In addition, on October 1999 the Company entered into an agreement with a third party to provide investor relations services for a period of two years. The Company granted warrants to purchase 300,000 Class A common shares of the Company at an exercise price of $8.875 each share. Warrants

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

24  STOCK OPTION PLAN (CONTINUED)
    for 150,000 shares vested immediately and warrants for the remaining 150,000 vest through April 28, 2001.

    The Company is recognizing an expense for the fair value of these options using the Black Scholes option pricing model as follows:

       - Warrants for 150,000 shares that are vested--fair value at date of grant amortized over two-year period of the contract.

       - Warrants for 150,000 shares that are not vested at December 31, 1999 fair market value at December 31, 1999. Amortized over two-year period of contract.

    For the period ended December 31, 1999, the Company recognized $273,000 as expense for this contract which is included as part of general and administrative expense in the accompanying consolidated statement of operations.

25  QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following tables contain selected unaudited consolidated quarterly financial data for the Company:

                                                                   1998
                                      ---------------------------------------------------------------
                                      FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                      -------------   --------------   -------------   --------------
Total operating revenue.............   $27,015,684      $30,696,227     $32,635,906     $35,153,575
Operating costs, including
  depreciation charges of
  $3,001,163, $3,544,401, $4,000,956
  and $4,075,631 for each quarter,
  respectively......................    20,874,384       23,157,223      24,954,902      27,037,262
                                       -----------      -----------     -----------     -----------
Operating income....................     6,141,300        7,539,004       7,681,004       8,116,313
Other income (expenses).............    (3,730,608)      (3,031,937)     (2,436,644)     (2,724,534)
                                       -----------      -----------     -----------     -----------
Earnings before income taxes........     2,410,692        4,507,067       5,244,360       5,391,779
Income taxes-benefit................            --               --              --         351,691
                                       -----------      -----------     -----------     -----------
Net earnings........................   $ 2,410,692      $ 4,507,067     $ 5,244,360     $ 5,743,470
                                       ===========      ===========     ===========     ===========
Earnings per share..................   $      0.13      $      0.21     $      0.22     $      0.23
                                       ===========      ===========     ===========     ===========
Number of common shares used in
  calculation.......................    19,144,544       21,044,544      22,311,211      22,944,544
                                       ===========      ===========     ===========     ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

25  QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                          1999
                                             ---------------------------------------------------------------
                                             FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                             -------------   --------------   -------------   --------------
 Total operating revenue...................   34,823,199       40,901,880      44,968,825       50,125,037
 Operating costs, including depreciation
 charges of $4,494,884; $5,141,925;
 $5,158,482 and $6,042,189 for each
 quarter, respectively.....................   26,495,328       32,149,080      32,719,085       37,993,368
                                              ----------       ----------      ----------       ----------
 Operating income..........................    8,327,871        8,752,800      12,249,740       12,131,669
 Other income (expenses)...................   (3,745,609)      (3,547,369)     (6,534,080)      (5,339,126)
                                              ----------       ----------      ----------       ----------
 Earnings before income taxes and
 cumulative effect of accounting change....    4,582,262        5,205,431       5,715,660        6,792,543
 Income taxes benefit (expense)............       56,203               --              --         (197,863)
                                              ----------       ----------      ----------       ----------
 Earnings before cumulative effect of
 accounting change.........................    4,638,465        5,205,431       5,715,660        6,594,680
 Cumulative effect of change in accounting
 for organization expenses.................           --               --              --         (119,711)
                                              ----------       ----------      ----------       ----------
 Net earnings..............................    4,638,465        5,205,431       5,715,660        6,474,969
                                              ==========       ==========      ==========       ==========
 Earnings per share........................         0.19             0.21            0.23             0.26
                                              ==========       ==========      ==========       ==========
 Number of common shares used in
 calculation...............................   24,844,544       24,844,544      24,844,544       24,844,544
                                              ==========       ==========      ==========       ==========

26  SEGMENT INFORMATION

    As required by SFAS No. 131 "Disclosures about Segment of an Enterprise and Related Information" the consolidated financial statements of the Company includes the following information:

    GEOGRAPHIC

                                                                              1997
                                                   ----------------------------------------------------------
                                                                    DOMINICAN
                                                   UNITED STATES     REPUBLIC     ELIMINATIONS   CONSOLIDATED
                                                   -------------   ------------   ------------   ------------
 International settlement revenues...............   $12,343,203    $ 35,276,735   $(8,187,553)   $ 39,432,385
 Others..........................................            --      50,669,621            --      50,669,621
                                                    -----------    ------------   ------------   ------------
   Total operating revenues......................    12,343,203      85,946,356    (8,187,553)     90,102,006
                                                    -----------    ------------   ------------   ------------
   Operating costs...............................    12,421,915      70,008,104    (8,187,553)     74,242,466
                                                    -----------    ------------   ------------   ------------
 Operating income (loss).........................       (78,712)     15,938,252            --      15,859,540
                                                    ===========    ============   ============   ============
 Identifiable assets.............................   $ 3,827,575    $317,636,651   $  (320,689)   $321,143,537
                                                    ===========    ============   ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

26  SEGMENT INFORMATION (CONTINUED)

                                                                              1998
                                                   ----------------------------------------------------------
                                                                    DOMINICAN
                                                   UNITED STATES     REPUBLIC     ELIMINATIONS   CONSOLIDATED
                                                   -------------   ------------   ------------   ------------
 International settlement revenues...............   $24,208,283    $ 44,812,490   (18,688,685)   $ 50,332,088
 Others..........................................     2,857,215      72,312,089            --      75,169,304
                                                    -----------    ------------   ------------   ------------
   Total operating revenues......................    27,065,498     117,124,579   (18,688,685)    125,501,392
                                                    -----------    ------------   ------------   ------------
   Operating costs...............................    27,818,364      86,894,092   (18,688,685)     96,023,771
                                                    -----------    ------------   ------------   ------------
 Operating income................................   $  (752,866)   $ 30,230,487            --    $ 29,477,621
                                                    ===========    ============   ============   ============
 Identifiable assets.............................   $ 8,603,748    $436,763,531      (552,676)   $444,814,603
                                                    ===========    ============   ============   ============

                                                                              1999
                                                   ----------------------------------------------------------
                                                                    DOMINICAN
                                                   UNITED STATES     REPUBLIC     ELIMINATIONS   CONSOLIDATED
                                                   -------------   ------------   ------------   ------------
 International settlement revenues...............   $35,510,406    $ 46,338,275   (21,256,547)   $ 60,592,134
 Others..........................................       490,836     109,735,971            --     110,226,807
                                                    -----------    ------------   ------------   ------------
   Total operating revenues......................    36,001,242     156,074,246   (21,256,547)    170,818,941
                                                    -----------    ------------   ------------   ------------
   Operating costs...............................    35,007,605     115,605,803   (21,256,547)    129,356,861
                                                    -----------    ------------   ------------   ------------
 Operating income................................   $   993,637    $ 40,468,443            --    $ 41,462,080
                                                    ===========    ============   ============   ============
 Identifiable assets.............................   $25,525,617    $514,417,693    (8,464,849)   $531,478,461
                                                    ===========    ============   ============   ============

    PRODUCTS AND SERVICES

                                                                           1998
                                   -------------------------------------------------------------------------------------
                                    WIRELINE      CELLULAR     INTERNATIONAL     OTHERS      ELIMINATIONS   CONSOLIDATED
                                   -----------   -----------   -------------   -----------   ------------   ------------
 Revenues........................  $35,658,595   $26,604,945    $69,020,773    $12,905,764   (18,688,685)   $125,501,392
                                   ===========   ===========    ===========    ===========   ============   ============
 Operating income................   12,594,564    11,697,166     12,790,330     11,084,246   (18,688,685)     29,477,621
                                   ===========   ===========    ===========    ===========   ============   ============
 Identifiable assets.............   88,372,739    66,747,297     22,510,041    267,737,202      (552,676)    444,814,603
                                   ===========   ===========    ===========    ===========   ============   ============
 Depreciation expense............    7,924,465     3,222,774      1,509,691      1,965,230            --      14,622,160
                                   ===========   ===========    ===========    ===========   ============   ============
 Capital expenditures............  $69,663,693   $31,777,625    $ 6,980,783    $33,678,911            --    $142,101,012
                                   ===========   ===========    ===========    ===========   ============   ============

                                                                           1999
                                   -------------------------------------------------------------------------------------
                                    WIRELINE      CELLULAR     INTERNATIONAL     OTHERS      ELIMINATIONS   CONSOLIDATED
                                   -----------   -----------   -------------   -----------   ------------   ------------
 Revenues........................  $62,572,264   $35,346,554    $81,848,681    $12,307,989   (21,256,547)   $170,818,941
                                   ===========   ===========    ===========    ===========   ============   ============
 Operating income................   26,958,139    13,167,776     12,781,596      9,811,116   (21,256,547)     41,462,080
                                   ===========   ===========    ===========    ===========   ============   ============
 Identifiable assets.............  177,806,707   110,876,334     25,590,381    225,669,888    (8,464,849)    531,478,461
                                   ===========   ===========    ===========    ===========   ============   ============
 Depreciation expense............   11,080,231     5,605,645      2,928,174      1,223,430            --      20,837,480
                                   ===========   ===========    ===========    ===========   ============   ============
 Capital expenditures............  $79,065,923   $42,573,958    $ 7,602,493    $16,183,849            --    $145,426,223
                                   ===========   ===========    ===========    ===========   ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

27  SUBSEQUENT EVENT (UNAUDITED)

    At January 19, 2000 the Company obtained an approval of credit guarantees aggregating $46.6 million from the Export-Import Bank of the United States. The credits guarantees will be disbursed by the International Bank of Miami,
    N. A., to fund purchases of communications equipment and materials from Motorola, Inc. and other U.S. suppliers. The credits will be available for disbursement during twelve months, will initially bear floating interest rates later to be converted to fixed interest rates and will feature five-year principal repayment schedules.

28  LIQUIDITY

    As of December 31, 1999, the Company's current liabilities exceed its current assets by $83.7 million. This reflects the Company's short-term borrowings in the Dominican Republic with related companies and local banks. Dominican banks lend on a short-term basis, in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. Additionally, the Company is involved in negotiations to obtain term financing of up to 5 years for an approximate amount of $46,600,000. It is the Company's belief that the existence of a negative working capital does not affect adversely the continuity of its business.

29  NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). As amended, the statement becomes effective for fiscal years beginning after June 15, 2000 and will not be applied retroactively. The statement establishes accounting and reporting standards for derivative instruments and hedging activity. At December 31, 1999, the Company had no derivatives and, therefore, does not believe that this Statement will have any effect on its financial position or results of operations.

                                                                         ANNEX A

                             THE DOMINICAN REPUBLIC

    THE FOLLOWING INFORMATION HAS BEEN DERIVED FROM VARIOUS GOVERNMENT AND PRIVATE PUBLICATIONS WHICH HAVE NOT BEEN PREPARED OR INDEPENDENTLY VERIFIED BY US OR THE UNDERWRITERS OR ANY OF OUR RESPECTIVE AFFILIATES OR ADVISERS. ACCORDINGLY, NEITHER WE, THE UNDERWRITERS NOR ANY OF OUR OR THEIR ADVISORS OF AFFILIATES MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THIS INFORMATION. THE DOCUMENTS FROM THE CENTRAL BANK OF THE DOMINICAN REPUBLIC REFERRED TO IN THIS ANNEX A AS SOURCES OF FINANCIAL DATA ARE PUBLIC DOCUMENTS OF THE DOMINICAN REPUBLIC.

TERRITORY AND POPULATION

    The Dominican Republic covers 18,704 square miles and occupies the eastern two-thirds of the Caribbean island of Hispaniola. The country has a population of approximately 8.2 million, of which more than 60% lives in urban areas and approximately 40% lives in the capital city of Santo Domingo.

GOVERNMENT

    In a report issued in April 1997, the U.S. Department of State's Bureau of Inter-American Affairs classified the Dominican government as a representative democracy. The country's Constitution divides governmental powers among executive, legislative and judicial branches. The President appoints the cabinet, executes laws passed by the legislative branch and is commander-in-chief of the armed forces. Legislative power is exercised by a bicameral Congress. The Senate is composed of 30 members and the Chamber of Deputies has 120 members. The 16-member Supreme Court of Justice has sole jurisdiction over actions against the President and members of the Dominican Congress, hears appeals from lower courts and appoints all lower court judges.

RECENT POLITICAL HISTORY

    The Dominican Republic generally has maintained uninterrupted representative government with elected government officials since the mid-1960s following the end of Rafael Leonidas Trujillo's dictatorship in 1961. Mr. Joaquin Balaguer of the PARTIDO REFORMISTA SOCIAL CRISTIANA (PRSC) served as the country's President from 1966 until 1996, with the exception of two consecutive four-year terms between 1978 and 1986.

    The Dominican Republic recently has undergone sweeping political changes. The country's presidential elections of 1994 were marred by voting irregularities, and the PARTIDO REVOLUCIONARIO DOMINICANO (PRD), a centrist party, contested the election results, claiming widespread election fraud. Under a negotiated agreement among the country's three major political parties, PRSC, PRD and the Partido de la Liberacion (PLD), it was agreed that general elections would be held again in May 1996. A number of political reforms were adopted as a result of the 1994 political accord. The Dominican Constitution was amended to
(1) prohibit consecutive presidential terms, (2) stagger elections so that presidential and vice presidential elections are not held in the same year as congressional and municipal elections, (3) require a presidential candidate to receive at least a simple majority in order to win without a runoff election and
(4) establish the Judicial National Council to appoint members of the Supreme Court of Justice. In October 1995, the Dominican Congress further strengthened the legitimacy of the 1994 political reforms by enacting the Law on Elections, which embodies the constitutional amendments.

    Mr. Balaguer did not run for reelection in 1996, and Leonel Fernandez of the PARTIDO DE LA LIBERACION DOMINICANA (PLD) was elected President in a runoff election with approximately 52% of the vote. President Fernandez has continued the core economic goals of the Balaguer administration, including single-digit inflation, steady economic growth, fiscal responsibility and promotion of exports and foreign investment. In addition, President Fernandez has created a Commission for Judicial Reform to encourage greater transparency in the judicial system, which in the past has been criticized for corruption and the inequitable resolution of disputes. President Fernandez has announced a comprehensive economic reform program. The program, among other things, seeks to introduce structural reforms, including privatization and pension reforms. The President's efforts to implement his economic reform program and reduce corruption in government have been hampered because the PLD does not control the Dominican Congress. In elections held in May 1998, the PRD won 24 of 30 Senate seats. The next presidential election will occur in May 2000.

SOCIAL STABILITY

    In a July 1996 report, the United States Embassy in the Dominican Republic reported that the socioeconomic environment in the Dominican Republic is characterized by relative and widespread poverty, with government services and physical infrastructure unavailable to 40% of the country's population. The U.S. Agency for International Development has criticized the Dominican government's macroeconomic policies which, the organization contends, burden the poor disproportionately.

    The Dominican Republic has experienced demonstrations and labor strikes that have been violent at times. The COORDINADORA DE ORGANIZACIONES SOCIALES, an umbrella organization for the country's six major labor confederations, called for a general strike in May 1995. The labor unions sought an increase in the country's minimum wage, and the Dominican government has since granted this increase. During June 1995, people protested price increases and shortages of water and electricity. Such demonstrations were not directed at the government's austerity programs in general; instead, demonstrators protested the elimination of specific price supports. In April 1996, Santo Domingo experienced demonstrations as people protested the worsening energy crisis caused by the failing state-owned electric utility company. In July 1997 and August 1997, protesters clashed with military police, resulting in two deaths. In
November 1997, the country again experienced riots partly as a result of price increases and shortages of water and electricity. There can be no assurance that the country's privatization and reform policies will not cause further social discontent.

FOREIGN RELATIONS AND TRADE

    The Dominican Republic is a member of the United Nations, the International Monetary Fund (the "IMF"), the World Bank and the World Trade Organization. It is a party to the General Agreement on Tariffs and Trade. In addition, the country is a member of regional associations including the Organization of American States. The Caribbean Community and Common Market extended free trade privileges to the country in 1996.

    Since 1984, the Caribbean Basin Initiative has given the Dominican Republic duty-free access to the United States for numerous products. To be eligible for duty-free access, the product must be grown, produced or manufactured in one or more of the countries which qualify for Caribbean Basin Initiative benefits and be exported directly to the United States.

    The Dominican Republic also is a signatory to the Fourth Lome Convention which allows duty-free entry into the European Union of most Dominican products provided that a minimum of 90% of the value of the components of the product originates in the Dominican Republic.

    During 1998, a number of tariff barriers were removed and free trade agreements were signed with the Central American Common Market and the Carribean Community and Common Market.

ECONOMIC OVERVIEW

    The U.S. Department of State describes the Dominican Republic as a middle-income developing country that depends primarily on agriculture, trade and services, particularly tourism. Although the service sector recently has overtaken agriculture as the leading employer of Dominicans (due primarily to the growth in tourism and free trade zones), agriculture remains the most important sector in terms of domestic consumption and is second only to the mining sector in terms of export earnings. Tourism accounts for over $2.5 billion in annual revenues. Free trade zone earnings and tourism are the fastest growing export sectors. The U.S. Department of State estimates that remittances from Dominicans living in the United States amount to approximately $1.5 billion per year.

    The following table sets forth selected economic indicators for the Dominican Republic for the five years ended December 31, 1999:

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1995       1996     1997(5)      1998       1999
                                                 --------   --------   --------   --------   --------
Gross Domestic Product (RD$millions)(1)........  160,587    181,466    212,600    241,910    278,939
Gross Domestic Product (US$millions)(2)........   11,808     13,284     14,919     15,883     17,434
Real Gross Domestic Product growth (%)(3)......      4.7(3)     7.3(3)     8.2(3)     7.3(4)     8.0(4)
Inflation (%)(3)...............................      9.2        4.0        8.3        7.8        6.5
Population (millions)(4).......................      7.8        7.9        8.1        8.2        8.4
Balance on Current Account (US$millions)(3)....   (101.0)(5)  (239.0)(5)  (225.0)(5)  (338.4)(4)  (499.8)(4)
Change in Gross Reserves (increase)(3).........    131.0       16.5      (43.5)    (103.4)    (222.4)
Total external debt (US$billions)(3)...........      4.0        3.8        3.5        3.5        3.6
Average of average monthly exchange rates (RD$:
  US$)(3)......................................    13.60      13.66      14.25      15.23      16.00

------------

(1) Source: International Monetary Fund

(2) Calculated by dividing GDP in RD$ millions by the average exchange rate for each such year between the RD$ and US$.

(3) Source: Central Bank

(4) World Development Indicators

    The Dominican Republic has experienced growth in real GDP since 1991 after real GDP fell approximately 5.9% in 1990. According to the United Nations Economic Commission for Latin America and the Caribbean, the Dominican Republic had the highest GDP growth rate (7.3%) in the region in 1998, followed by Costa Rica (5.5%), Mexico (4.5%), Argentina (4.0%) Nicaragua (3.5%), Honduras (3.0%) and Colombia (2.0%).

RECENT ECONOMIC PERFORMANCE

    After a period of buoyant economic growth in the 1970s, with growth rates averaging approximately 8.0% per year, problems emerged in the 1980s and early 1990s with both the external sector and government finances, causing debt payment problems and high inflation. However, since 1991 the country's debt problems have been resolved and a series of economic and structural reforms have been introduced, resulting in lower inflation and increased growth. GDP has grown in real terms every year since 1991, after a brief recession in 1990.

    Since 1991, the Dominican authorities in general have achieved an environment of strong growth relative to other economies in the region while keeping price pressures under control. GDP growth has accelerated in recent years, expanding by approximately 8.2% in 1997, approximately 7.3% in 1998 and approximately 8.3% in 1999. Recent economic growth has been driven by increased activity in mining, communications, construction, utilities and tourism.

    Despite the increase in economic activity, price pressures have been relatively modest over the last nine years. After peaking at 79.9% in 1990, inflation eased in 1991 to approximately 7.9%, primarily because of monetary policies adopted by the Central Bank. Increased public expenditures caused moderate price pressures over the subsequent years, bringing inflation to approximately 14.3% in 1994 and approximately 9.2% in 1995. Tight monetary policies pursued by the Central Bank in 1996 further dampened inflationary pressures, reducing year-end inflation to approximately 4.0%. Inflation increased to approximately 8.4% in 1997 due in part to a drought which increased the cost of basic foodstuffs. Inflation for 1998 was 7.8% and for 1999 was 5.1%.

    MONETARY POLICY. Tight monetary policy has resulted in high real interest rates over the last several years. Declining inflation has allowed nominal interest rates to fall. According to the Economist Intelligence Unit, the average prime lending rate of commercial banks declined from approximately 49% in 1990, to approximately 22% in mid 1999. The rate fluctuated between approximately 21% and 25% from year-end 1997 to 1999. Restrictive monetary policies also have supported a relatively stable currency during the 1990s. The exchange rate has declined at a steady but moderate rate since 1990, from RD$11.40 per U.S. dollar to RD$16.00 per U.S. dollar at the end of 1999.

    BALANCE OF PAYMENTS. The current account has posted a deficit every year since 1968. The trade deficit was approximately $1.5 billion in 1995, $1.8 billion in 1996, $2.0 billion in 1997, $2.6 billion in 1998 and $3.0 billion in 1999. While export performance has been strong since 1993, fueled by higher commodities prices, imports have also risen sharply over the period to accommodate the needs of the tourism and construction sectors. Exports increased from $4.2 billion in 1996 to $5.5 billion in 1999, while imports increased from $5.2 billion in 1996 to $8.2 billion in 1999.

    The following table sets forth the details of the Dominican Republic's balance of payments for the five-year period ending December 31, 1999:

                                                  1995          1996          1997          1998          1999
                                                --------      --------      --------      --------      --------
                                                                       (IN US$ MILLIONS)
Exports(1)................................       3,652.8       4,195.2       4,613.7       4,980.5       5,203.7
Imports(1)................................      (5,145.0)     (5,727.2)     (6,608.7)     (7,597.3)     (8,213.9)
                                                --------      --------      --------      --------      --------
Trade Balance.............................      (1,492.2)     (1,532.0)     (1,995.0)     (2,616.8)     (3,010.2)
Net Services Balance......................       1,058.5       1,208.6       1,275.3       1,182.0       1,542.8
Net Income Balance........................        (659.4)     (1,062.5)       (795.4)       (890.1)       (952.9)
                                                --------      --------      --------      --------      --------
Balance on Goods, Services & Income.......      (1,093.1)     (1,385.9)     (1,515.1)     (2,324.9)     (2,420.3)
Net Current Transfers.....................         992.0       1,147.2       1,352.1       1,968.5       1,920.5
                                                --------      --------      --------      --------      --------
Current Account Balance...................        (101.1)       (238.7)       (163.0)       (338.4)       (499.8)
Financial Account.........................         417.7         334.8         451.8         690.2       1,147.5
Net Errors and Omissions..................        (256.6)       (207.0)       (193.6)       (339.1)       (475.8)
Capital Account Balance...................          68.0          72.0            --            --            --
Overall Balance...........................         128.0         (38.9)         95.2         (12.7)        171.8

------------

Source: Central Bank of Dominican Republic.

(1) F.O.B.

    (IMF) RESTRUCTURING. During the 1980s, there were a series of debt service suspensions, debt reschedulings and failures to meet conditions of official loans. However by 1990, the Dominican government's policy toward international debt changed. In 1991, arrears were cleared with the IMF and the World Bank. An 18-month stand-by agreement was signed with the IMF, followed by a debt rescheduling accord with the Paris Club of official lenders. The IMF stand-by agreement was renegotiated and extended in March 1993. Also in 1993, commercial bank creditors agreed to a debt reduction accord, which was ratified by the Dominican Congress in 1994. Total external debt fell by $615.1 million in 1994 largely as a result of the debt reduction plan. This was the first decline in total external debt in almost two decades. Total external debt declined to approximately 28% of GDP by 1996, from approximately 47% in 1993. External public debt was between 20% and 23% of GDP in 1997, 1998 and 1999.

    FISCAL POLICY. Following comprehensive tax reform that resulted in the enactment of the Tax Code in 1992, fiscal measures were instituted in September 1994 that have led to better administration of the tax system and a broadening of the tax base. As a result, there has been an increase in receipts from income taxes, communications and industrial goods sales taxes, as well as from customs duties and excise taxes on tobacco and alcoholic beverages. On the expenditure side, capital and current expenditures since 1992 have been more disciplined. The result has been a general budget balance since 1994, with slight budget surpluses of between 0% and 1% of GDP.

    In December 1996, President Fernandez announced a comprehensive economic reform program to strengthen fiscal performance and achieve sustained macroeconomic stability; open the economy to increased foreign competition; expand the government's tax base and social spending; and introduce structural reforms, including privatization and pension reform.

    During the first three quarters of 1998, fiscal policy was designed to control government spending and achieve a balanced budget. During the fourth quarter, following the occurrence of Hurricane Georges, the government increased spending for reconstruction.

    For 1998, total revenues reached RD$38.6 billion, an increase of RD$3.8 billion or 10.9% from 1997 and tax revenues grew at a rate of 14.9%. In 1998, revenues were adversely affected by Hurricane Georges, which caused a slowdown in the economy. A set of measures implemented since mid-1997, including zero duties on industrial imports, equipment, and machinery imports for the agro-livestock and textile sectors, and the elimination of commercial and industrial licenses also resulted in lesser tax revenues than if these policies had not been adopted.

    Government expenditures for 1998 reached RD$37.5 billion, a 13.9% increase over 1997. This amount includes current and capital spending by the Solidarity Fund for Reconstruction, created for managing relief efforts as a result of Hurricane Georges. Current expenditures in 1998 increased by 14.4% from 1997, and represented 71.6% of total expenditures in 1997 and 71.9% in 1998. Capital expenditures were RD$410.5 billion during 1998, an increase of 12.8% from 1997, after having decreased by 23.5% in 1997. Capital expenditures for 1998 reflects larger capital investments made by the Central Government to counteract the damage caused by Hurricane Georges to infrastructure and to the housing sector.

    During 1999, total revenues reached RD$43.5 billion, an increase of RD$4.9 billion or 12.8% from 1998. Government expenditures for 1999 reached RD$45.2 billion, a 20.5% increase over 1998. Current expenditures in 1999 increased by 15.8% to RD$31.2 billion from 1998, representing 69.1% of total expenditures in 1999. Capital expenditures were RD$14.0 billion during 1999, an increase of 32.5% from 1998.

SECTORAL ANALYSIS

    The following table sets forth GDP data for certain major sectors of the Dominican economy, calculated on the basis of constant market prices in millions of 1970 Dominican pesos, for the years 1995, 1996, 1997, 1998 and 1999:

                                                                                               GROWTH      GROWTH      GROWTH
                                1995         1996         1997         1998         1999       RATE(%)     RATE(%)     RATE(%)
                             % OF TOTAL   % OF TOTAL   % OF TOTAL   % OF TOTAL   % OF TOTAL   1995/1996   1996/1997   1997/1998
                             ----------   ----------   ----------   ----------   ----------   ---------   ---------   ---------
AGRICULTURE:
  Agriculture..............      6.8          7.2          6.9          6.4          5.4        13.3         3.8         (1.4)
  Livestock................      5.3          5.2          5.0          4.7          5.4         5.4         3.1          1.5
  Fishing and forestry.....      0.6          0.5          0.5          0.6          0.5         1.9         1.0         30.9
                                ----         ----         ----         ----         ----        ----        ----        -----
    Total agriculture......     12.7         12.9         12.9         11.7         11.3         9.5         3.4          1.0
                                ----         ----         ----         ----         ----        ----        ----        -----

MANUFACTURING:
  Sugar....................      0.9          1.0          1.0          0.7          0.5        19.2         7.9        (21.9)
  Other....................     13.0         12.6         12.4         12.3         13.3         3.9         7.1          6.4
  Free trade zones(1)......      3.7          3.5          3.5          3.5          3.2        (0.5)       10.6          7.6
                                ----         ----         ----         ----         ----        ----        ----        -----
    Total manufacturing....     17.6         17.1         16.9         16.5         17.0         3.8         7.9          5.0
                                ----         ----         ----         ----         ----        ----        ----        -----

MINING.....................      2.7          2.6          2.5          2.0          1.8         2.4         3.1        (15.9)
CONSTRUCTION...............      9.5         10.0         10.9         12.1         13.4        13.0        17.1         19.6
COMMERCE...................     12.1         12.3         12.4         12.9         12.9         9.0         8.9         11.5

SERVICES:
  Hotels, restaurants,
    bars...................      6.4          6.6          7.1          7.0          6.4        11.2        16.7          4.7
  Transportation...........      6.8          6.8          6.8          6.9          7.0         8.0         8.1          9.1
  Communications...........      3.5          3.8          4.2          4.7          5.0        16.3        19.2         20.6
  Utilities (electricity &
    water).................      1.9          2.0          2.0          2.1          2.1        10.3        10.1         13.7
  Financial services.......      4.9          4.6          4.4          4.3          4.1         1.9         3.2          4.0
  Housing..................      5.2          4.9          4.7          4.5          4.2         1.6         2.5          2.2
  Government...............      8.4          8.3          7.9          7.8          7.4         5.7         3.1          5.2
  Other services...........      8.3          8.1          7.8          7.5          7.3         3.9         4.4          4.3
                                ----         ----         ----         ----         ----        ----        ----        -----
    Total services.........     45.5         45.1         44.9         44.8         43.5         6.6         7.7          7.0
                                ----         ----         ----         ----         ----        ----        ----        -----
    Total GDP..............      100%         100%         100%         100%        99.9%        7.3%        8.2%         7.3%
                                ====         ====         ====         ====         ====        ====        ====        =====

                              GROWTH
                              RATE(%)
                             1998/1999
                             ---------
AGRICULTURE:
  Agriculture..............      5.2
  Livestock................      8.8
  Fishing and forestry.....      4.5
                               -----
    Total agriculture......      6.8
                               -----
MANUFACTURING:
  Sugar....................    (25.2)
  Other....................     10.9
  Free trade zones(1)......     (2.5)
                               -----
    Total manufacturing....      6.7
                               -----
MINING.....................     (1.5)
CONSTRUCTION...............     18.3
COMMERCE...................      9.1
SERVICES:
  Hotels, restaurants,
    bars...................     10.0
  Transportation...........      8.5
  Communications...........     15.6
  Utilities (electricity &
    water).................      8.0
  Financial services.......      4.2
  Housing..................      2.3
  Government...............      3.1
  Other services...........      4.3
                               -----
    Total services.........      7.0
                               -----
    Total GDP..............      8.3%
                               =====

---------------

(1) Only includes salaries and wages at 1970 constant prices.

Source: Central Bank of Dominican Republic

    The Dominican Republic has three primary economic sectors: agriculture, manufacturing (including the free trade zones) and services. These sectors, as well as mining, construction and commerce, comprise the total GDP of the Dominican Republic which, at the year ended December 31, 1999, aggregated $17.4 billion.

    AGRICULTURE. This sector is comprised of livestock, fishing, forestry and general agriculture. In 1998, the agriculture sector contributed approximately 11.7% of total GDP. This sector was adversely affected in the fourth quarter of 1998 by Hurricane Georges. By contrast, forestry and fishery grew by 30.9% in 1998. In the first nine months of 1999, the agricultural sector grew 6.8% from RD$657.4 million in 1998 to RD$702.3 million at 1970 constant prices.

    MANUFACTURING. Excluding the free trade zones, the manufacturing sector is comprised of the production of sugar, cement, flour, rice, cattle, rum, beer and cigarettes. In 1999, the manufacturing sector (excluding the free trade zones) contributed approximately 13.8% of total GDP. Sugar production is by far the largest component of the manufacturing sector. In 1999, the overall manufacturing sector (including the free trade zones) grew by approximately 6.7%.

    FREE TRADE ZONES. The free trade zone system in the Dominican Republic began in 1969. As of the end of 1999, approximately 473 companies were operating in 46 free trade zone industrial parks. Companies in the free trade zones manufacture textiles, garments, shoes, cigars, electronics, hospital supplies, fur, data processing equipment and jewelry.

    Companies established in the free trade zones generally are engaged in the production of goods and services for export. By law, such companies may sell a maximum of approximately 20% of their total production in the domestic market, or alternatively may sell without any restriction if their goods do not compete with goods produced by domestic companies located outside the free trade zones. Free trade zone enterprises are generally exempt from Dominican taxes, including income taxes, export and import duties and taxes on construction and real property transfers. The contribution to GDP from the free trade zone companies increased to approximately 3.2% in 1999. The factors that adversely affected the free trade zones in recent years include (1) the failure by the United States Congress to approve the Parity Textile Bill which led to a loss of contracts and
(2) the impact of the North American Free Trade Agreement, which has diverted some investments from the United States to Mexico.

    According to the National Council of Free Trade Zones (CONSEJO NACIONAL DE ZONAS FRANCAS DE EXPORTACION), the total value of exports originating in the free trade zones grew from $1.2 billion in 1992 to $4.3 billion in 1999. The contribution of free trade zones to the balance of payments was $1.5 billion in 1999. Since 1990, the total direct employment by companies operating in free trade zones increased at an annual average rate of approximately 8.0%.

FOREIGN TRADE

    Principal exports in 1999 were ferro-nickel ($143.9 million), raw sugar ($65.9 million), coffee ($30.4 million), cocoa ($31.6 million) and tobacco ($72.5 million). Other important exports include bananas, gold, bauxite, garments and footwear. In 1999, 51.1% of the country's exports were to the United States and approximately 52% of its imports were from the United States.

    Total exports of goods in 1999 were $872.2 million compared to $888.5 million in 1998. Total imports of goods in 1999 were $5,379.6 million compared to $4,896.6 million in 1998. Principal imports include petroleum and petroleum-derived products, food, machinery, cotton goods, industrial raw materials, motor vehicles, chemicals and pharmaceuticals.

    Significant trade barriers still exist in the Dominican Republic. Import tariffs on most products fall within a range of approximately 3% to 35%. The Dominican government also imposes a 5% to 80% excise tax on "non-essential" imports such as home appliances, alcohol, perfumes, jewelry, automobiles, auto parts and certain agricultural products. In the agricultural sector, Dominican importers are often able to obtain a "no objection" certificate issued by the Dominican authorities permitting them to import agricultural goods that either do not compete with Dominican products or that are necessary to meet the exigencies of domestic demand. Presidential decrees are also used to ban or restrict the import of certain commodities for indefinite periods of time.

DIRECT FOREIGN INVESTMENT

    The Dominican Republic has changed the legal framework under which local and foreign businesses operate in the Dominican Republic and has reformed certain sectors of the economy in order to attract foreign investors. In November 1995, the new Foreign Investment Law of the Dominican Republic (the "1995 Foreign Investment Law") was enacted. Regulations implementing this law were enacted in August 1996 and March 1997. The new legislation resulted from ongoing efforts to encourage greater foreign investment. The 1995 Foreign Investment Law opened previously forbidden or restricted areas to foreign investors (including public services and works, mining, banking, insurance, media, agriculture, transportation and real estate) and lifted restrictions on equity investments in domestic entities. The 1995 Foreign Investment Law also streamlined and simplified the procedures to be followed in registering investments by foreign investors. The 1995 Foreign Investment Law also reduced restrictions on the ability of foreign investors to repatriate funds abroad without the authorization of the Central Bank, including capital invested in the Dominican Republic, dividends and capital gains.

    The U.S. Commerce Department reports that Dominicans and foreign observers criticize what they perceive as an inequitable resolution of business disputes and administration of business regulations in the country. Although the new government considers judicial reform a high priority, some observers believe that Dominican courts cannot be depended upon as a fair and reliable means to resolve disputes. In addition, the centralization of executive authority, the rapid turnover of public officials and the ambiguity of some Dominican commercial law has given rise to an institutional culture in which regulatory officials enjoy wide discretion in the interpretation of regulations. This administrative environment has led to a lack of regulatory dependability.

    The country is not a member of the International Center for the Settlement of Investment Disputes or a signatory to the New York Convention of 1958, which governs the negotiation and enforcement of foreign arbitral awards. In addition, the Dominican government does not enter into binding arbitration with foreign private citizens. A number of foreign investors and international companies have pending trade and investment disputes with the Dominican government regarding the non-fulfillment of contractual obligations with investors, the expropriation of property or the non-fulfillment of payment obligations. The U.S. Embassy estimates that the value of these claims approximates $100 million. Moreover, investors and lenders have often received delayed or inadequate payments in cases where the court has ordered compensation. However, the Fernandez administration has changed the government's approach to the systemic problems affecting business and commerce.

TOTAL FOREIGN DEBT

    Total foreign debt owed by Dominican companies, Dominican individuals, and the Dominican government and its enterprises was approximately $3.5 billion at December 31, 1997, $3.6 billion at December 31, 1998 and $3.6 billion at December 31, 1999.

EMPLOYMENT AND WAGES

    According to a Central Bank survey, the labor participation rate in the Dominican Republic (number of persons participating in the labor supply (I.E. the "active population") as a percentage of the total available labor market either with a job or presently seeking a job (I.E. the population of persons older than 10 years)) stood at approximately 52.7% in April 1997. The unemployment rate (unemployed population as a percentage of the active population) decreased from approximately 14.4% in 1998 to 13.8% in 1999. According to the Central Bank survey, hours worked per week averaged approximately 43 hours. In addition, average income per hour increased approximately 13% from RD$22.47 in October 1996 to RD$25.40 in April 1997.

    In 1995, the National Minimum Wage Commission increased the minimum wage by approximately 20% (or 7% in real terms) for employees in the private sector and in the free trade zones and the Dominican Congress approved a 30% increase in wages for government employees, which constituted a 19% increase in real terms. In 1997 the Commission further increased on a non-mandatory basis the minimum wage by 20% for employees in the private sector and the free trade zones.

PRIVATIZATION

    The U.S. Commerce Department has reported that many observers of the Dominican Republic believe that because of historical factors, the country's government traditionally has played a large role in the Dominican Republic's economic life. The dictator Rafael Leonidas Trujillo took power in 1930 and ruled the country for 31 years. During this period, Trujillo promoted industries largely for his own benefit. After the Trujillo dictatorship fell, the newly formed government confiscated the Trujillo estate, including commercial and industrial enterprises, which accounted for a significant share of the country's assets. The industrial investments of the Trujillo estate were then consolidated into three state-owned entities: CORPORACION DOMINICANA DE ELECTRICIDAD, the public electric utility company or CDE, CONSEJO ESTATAL DEL AZUCAR, the sugar growing and processing concern or CEA, and CORPORACION DOMINICANA DE EMPRESAS ESTATALES, a conglomerate of the remaining industrial enterprises or CORDE.

    According to the U.S. Commerce Department, it is widely recognized that the state-owned enterprises have had a negative impact on the national economy. The poor financial condition of state-owned enterprises may hinder their sale to private entities in future privatization programs. The U.S. Commerce Department also reported that the substantial presence of the government in the economy, coupled with the existence of complicated regulations, result in the politicization of many economic decisions and governmental lobbying by business people. This placed foreign companies at a distinct disadvantage to local businesses.

    Electricity service in 1999 increased 8.1% compared to a 14.2% decrease in 1998. The increase was due primarily to a 11.3% increase in private power purchases. Although improved, electricity production is still inadequate to meet peak power demand. The government privatized CDE during 1999. However, the shortcomings of CDE are of particular concern. The Dominican Republic does not have a reliable electric power system, with power production persistently falling below demand levels. Santo Domingo has experienced recurrent black-outs that have lasted up to 20 hours, and, as a result, many small businesses have had to close. In response to these frequent black-outs, large businesses have installed their own power generators. The power outages have been caused by CDE's inability to pay certain suppliers. CDE's six primary fuel suppliers have periodically stopped deliveries and two independent power producers periodically have shut off power to CDE. The electricity crisis may slow economic growth.

    The privatization of the state-owned flour mill (Molinos Dominicanos) was completed in February 1999; and concessions were granted for operating and upgrading four international airports. The government also leased the 10 sugar mills owned by the state sugar company in September 1999. The Central Bank of Dominican Republic has offered for sale all its real estate assets, including PLAYA GRANDE and MONTELLANO, which are expected to raise a minimum of $30 million in 1999. In addition, it has opened competitive bidding for the privatization of the operations of the Rosario Dominicana (a gold mining company owned by Central Bank).

MONETARY POLICY

    MONETARY POLICY IN 1995 AND 1996. According to United Nations Economic Commission for Latin America and the Caribbean, a cautious monetary policy was maintained by restricting the amount of credit extended by both the Central Bank and the State Reserve Bank and banking regulations which require financial intermediaries to maintain high liquidity. The "broadly-defined" money supply grew by 15% in nominal terms in 1995 as a result of an increase of 12% in money and an increase of 17% in savings and time deposits.

    In January 1996 the Monetary Board announced measures to encourage business and increase private-sector loan activity. These measures included (1) reducing the legal reserve requirement for commercial banks from 25% to 20%;
(2) lowering the Central Bank's discount rate to commercial banks and reducing the interest rate for agricultural, industrial and small business loans from 22% per annum to 18.5% per annum; and (3) authorizing development and mortgage banks to offer savings and checking accounts, issue credit cards and exchange foreign currencies (previously, only commercial banks could provide such services).

    To ensure that money supply growth and, thus, inflation, remained under control, the Monetary Board in January 1996 also (1) issued special Central Bank bonds to commercial banks to reduce their liquidity and (2) imposed a temporary private sector credit freeze as a result of which banks were not permitted to issue new loans to the commercial sector.

    Tight monetary policies pursued in 1995 and 1996 helped to contain rises in consumer prices and to lower rates of inflation.

    MONETARY POLICY IN 1996 AND 1997. In December 1996, the Monetary Board issued a resolution which unified the Official Rate and the Private Market Rate to RD$14.00 per U.S. dollar. Such measure caused an increase in the exchange rate during January 1997 from rates prevailing at the end of 1996. By the end of January, the monetary authorities supplied dollars to the market and took a number of measures seeking to reduce speculation in the exchange market and diminish devaluation.

    The Official Rate is reviewed on a weekly basis; as a consequence, the level of the Official Rate has increased in a manner similar to that of the Private Market Rate, reducing, as a result, the gap between both markets.

    MONETARY POLICY IN 1998. Until the third quarter of 1998, monetary policies aimed to control the growth of the money supply with the purpose of eliminating surpluses of liquidity accumulated during 1997.

    The main measures adopted during the first nine months of the year 1998 were the following:

    - Establishment of a limit on credit facilities to the consolidated public sector as of December 1997, taking into account the loans approved at that date and pending to be disbursed.

    - Issuance of RD$600.0 million in Certificates of Participation from the Central Bank at an interest rate of 16%.

    - Freezing of the reserves surpluses required to be maintained by the commercial banking and financial sectors, at the end of the third week of January 1998, to be returned, starting from April 1998, at a rate of 6.67% monthly.

    - Unification of the official exchange rate at an initial level of RD$15.33/US$1.00, equal to the weekly average reported in the private market. In addition, the modification of the commission from 1.5% to 1.75% on the sale of foreign currencies.

    Due the effects of Hurricane Georges, monetary policies were relaxed to satisfy the increased demand for credit as a result of reconstruction efforts. A credit was granted to the Central Government by the Banco de Reservas of RD$500.0 million, and the program of refunding reserves surpluses to the commercial banking sector was accelerated.

    The deposit of foreign currencies with the Central Bank by foreign insurance companies for compensation of the damages caused by Hurricane Georges, resulted in increased gross and net international reserves. To counteract potential pressures on the monetary system as a result of this inflow of foreign currency, the Monetary Board, as a preventive measure, in mid-November 1998, placed Certificates of Participation of the Central Bank for an amount of RD$1,000 million.

    MONETARY POLICY IN 1999. In 1999, the Dominican Republic registered an increase in monetary demand. This reflected increased availability of credit facilities in commercial and mortgage banking, as a result of monetary policy flexibility beginning in May 1999. This policy included the release of 20% of the surplus from the frozen legal reserve for commercial banks, and the termination in June of restrictive measures on credit for banking dedicated to the Trade Sector.

    In the second and third quarters of 1999, these measures, together with increased foreign currency reserves attributable to insurance payments, contributed to a decrease of interest rates, increasing the demand for money and economic growth. The increase in the assets of Central Bank had its origin, mainly, in the payments of loans granted by multilateral organizations for national reconstruction, and the payments received from insurance sources.

    The most important monetary policies adopted during 1999 were:

    - Increase by RD$1,500 million of Certificates of Participation issued by the Central Bank to savings and loans associations.

    - The authorization of the Central Bank, through the Department of Financing and Development of Projects, to grant financing to certain production sectors and for tourist infrastructure, including the agricultural areas that suffered considerable losses caused by Hurricane Georges, as long as this aid does not affect the monetary variables and the inflation objectives established by the Central Bank's Monetary and Financial Program.

BANKING SYSTEM AND INTEREST RATES

    The Dominican banking system includes commercial banks, mortgage banks, savings and loan associations and development banks. The Central Bank has the constitutional authority to regulate the Dominican banking system, and it regulates money supply and controls official foreign exchange reserves.

    Commercial banks are the primary sources of financing for the private sector of the Dominican economy. Most commercial lending is in the form of short-term lines of credit, with some medium- and long-term financing available, principally from Central Bank development fund resources. Mortgage banks traditionally have provided medium- and long-term loans for the construction and tourism sectors. Annually renegotiated long-term loans, however, are the most common. Savings and loan associations provide medium- and long-term loans only for residential housing and may accept savings and CD deposits. Development banks, both public and private, offer medium- and long-term loans to finance projects in priority sectors, including agriculture, tourism, industry, services and transportation.

    The World Bank, the International Monetary Fund and the Inter-American Development Bank is assisting the Dominican government to make the Dominican financial structure more effective and secure.

    During 1998 the commercial and multiservice banks asset and liability interest rates showed an upward trend, averaging 25.64% and 17.65%, respectively, due to the monetary control policy adopted during the first nine months of 1998 compared to averaged 21.01% for assets and 13.40% for liabilities for 1997.

    At the end of 1999 the levels of Central Bank gross and net international reserves were $881.3 million and $547.0 million, respectively. These are the highest levels in the history of the Central Bank, and represent a gain in gross reserves of $222.4 million, or 33.8%, over December 31, 1998. Net reserves were $193.0 million at December 31, 1999 or 54.5% higher than at December 31, 1998.

    The following table shows the composition of international reserves of the Central Bank as reported by the Central Bank at December 31, 1995, 1996, 1997, 1998 and at September 30, 1999.

                                                                   AT DECEMBER 31,                     AT
                                                      -----------------------------------------   SEPTEMBER 30,
                                                        1995       1996       1997       1998         1999
                                                      --------   --------   --------   --------   -------------
                                                                        (IN MILLIONS OF US$)
Gross International Reserve.........................   528.5      512.0      555.5      658.9         881.3
Monetary Reserve....................................    87.1       91.8      162.9      269.4         405.8
Net International Reserves..........................   105.2      144.6      180.1        354         547.0

------------

Source: Central Bank of Dominican Republic

SECURITIES MARKETS

    The securities market in the Dominican Republic is not well developed. Currently, the Dominican Republic securities market consists of the Bolsa de Valores de Santo Domingo or the BVSD which has been in operation since 1991. Securities including stock, fixed income instruments, zero coupon bonds and commercial paper, among others, may be purchased on the BVSD through any of the brokers authorized by the BVSD. These financial instruments may also be acquired through unregistered dealers as Dominican law does not currently provide for mandatory registration of brokers.

    During 1998, however, the BVSD continued to show growth as a low cost financing alternative for established companies. Trading for 1999 was more than RD$3.5 billion, compared to RD$3.9 billion traded in 1998 and $2.0 billion in 1997.

    The Central Bank, representatives of the different brokerage firms, and international organizations drafted a bill for a securities law which would create a Securities Superintendency to regulate and supervise the securities market. The bill only regulates the public placement market. Under the draft bill, companies seeking to issue securities to the public would have to obtain approval from the Superintendency and satisfy financial and disclosure requirements. In addition, the bill contains the criteria for the admission to the stock exchange of international securities.

PUBLIC SECTOR FINANCES AND FISCAL POLICY

    GENERAL. According to the United Nations Economic Commission for Latin America and the Caribbean or ECLAC, the fiscal and monetary measures instituted in September 1994 enabled the Dominican Republic to make progress in reestablishing its principal macroeconomic balances, achieving fiscal and external surpluses that helped to keep inflationary pressures under control.

    Increased revenues enabled the Dominican government to achieve in 1995 a surplus of approximately RD$1.7 billion, after two years of deficits. According to ECLAC, fiscal revenues grew, primarily as a result of better administration of the tax system and a broadening of the tax base, which brought an increase in tax receipts from earnings, communications and industrial goods sales (in the form of a value-added tax), as well as from customs duties and selective taxes on tobacco and alcoholic beverages. The fiscal surplus, however, was achieved primarily at the expense of under funding state industries, particularly CDE and CEA. Fiscal expenditures rose slightly in 1995 due to increased current expenditures, but capital expenditures decreased approximately 13.3% in 1995.

    During 1997 the fiscal policy focused on maintaining macroeconomic stability and increasing investment in the social sector. The authorities adopted programs financing social improvements (including for education and housing) improving worker's compensation, for privatization and to make the collection of taxes more efficient. Among the measures adopted were: a) increase in salary for public servants and the application of the inflation adjustment for income tax, consigned in Law 11-92 of the Tax Code; (b) the elimination of duties on certain imports; (c) the promulgation of laws that allocate a portion of the Income Budget to the Judicial and Legislative branches; and (d) the creation of the Directorate General of Internal Taxes, which unified the Directorate General of Income Tax and the Directorate General of Internal Income.

    The Dominican Republic initiated renegotiation of its private external debt in 1992. During the latter half of 1992 and the first half of 1993, Dominican monetary authorities submitted various proposals to international lenders. In May 1993, the parties reached a preliminary agreement, which then was renegotiated before a final agreement (the "Debt Restructuring Agreement") was signed on February 14, 1994. The Debt Restructuring Agreement was ratified by the Dominican Congress and approved by the President in the summer of 1994.

    Pursuant to the Debt Restructuring Agreement, $305.0 million in past due interest owed to private commercial lenders was restructured as follows:
(1) 12.5% of the amount, or $38.1 million, would be repaid in cash and (2) the balance, or $266.9 million, would be either repurchased at a discount or exchanged for 15-year, non-collateralized bonds bearing interest at a variable rate equal to six-month LIBOR plus .81% per annum. The options available to the Dominican government with respect to the remaining
$912.0 million in outstanding principal include: a buy-back at 25% of face value, a 30-year discount bond with a grace period and a discount of 35% and an interest rate of 0.81% over LIBOR, and an 18-year par value bond with a nine-year grace period, and a yield of 3% the first two years, 3.5% the third and fourth years, 4% the fifth and sixth, and 0.81% over LIBOR the following years. The discount bonds are secured by a zero-coupon United States Treasury bond and a renewable interest guarantee; the par value bonds have no collateral. With respect to interest arrears, 12.5% must be paid in cash and the remainder converted to 15-year bonds with a yield of 0.812-5% over LIBOR.

    As of December 31, 1998, global foreign public debt registered
$3.51 billion, a decline of $2.2 million as compared to December 31, 1997. During 1998, the country paid $341.6 million in medium- and long-term debt service. Government expenditures reached $191.4 million, of which $109.0 million were received during the last quarter of 1998, including the purchase of DR reserve fund at the IMF, following Hurricane Georges. During 1998, for each dollar received, the country paid its creditors the equivalent of $1.80.

    During 1999, total funds received by the public sector from foreign mid- and long-term debt totaled US$308.1 million. This is 59% higher than the amount received in 1998. These funds originated with multilateral organizations (specifically the World Bank and the Inter-American Development Bank) and bilateral agencies (Spain and Germany) and were disbursed for purposes of social project financing in the health, education, construction, electricity, and water sectors. Debt service equaled $337.0 million during 1999. This is 1.2% lower than in 1998.

    During 1999, payments made were carried out according to the plan stipulated in the six-month dispensation granted to the country by the members of the Paris Club, and by means of the restructuring agreement with Venezuela. By these means, maturities were paid which originally came due between September 22, 1998 and March 31, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    You should only rely on the information contained in this prospectus. Neither we nor any underwriter has authorized any person to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of these securities.

                           -------------------------

                               TABLE OF CONTENTS
                           -------------------------

                                         PAGE
                                       --------
Prospectus Summary...................       1
Risk Factors.........................       8
Use of Proceeds......................      20
Price Range of ADSs..................      21
Dividend Policy......................      21
Capitalization.......................      22
Exchange Rates.......................      23
Selected Financial and Operating
  Data...............................      25
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition................      28
Foreign Exchange Controls............      42
Business.............................      43
Legislation and Regulation...........      57
Management...........................      64
Principal Shareholders...............      69
Description of Capital Stock.........      74
Description of American Depositary
  Receipts...........................      77
Description of Certain
  Indebtedness.......................      82
Tax Considerations...................      85
Underwriting.........................      90
Legal Matters........................      91
Experts..............................      91
Where You Can Find More
  Information........................      92
Index to Consolidated Financial
  Statements.........................     F-1
Annex A--The Dominican Republic......     A-1

                                     [LOGO]

                      4,000,000 AMERICAN DEPOSITARY SHARES
                               EACH REPRESENTING
                       ONE SHARE OF CLASS A COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            BEAR, STEARNS & CO. INC.
                           MORGAN STANLEY DEAN WITTER

                                 MARCH   , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses in connection with the Offering, all of which will be borne by Tricom, S.A. (the "Company"), are as follows:

SEC Registration Fee........................................  $26,792.70
NASD Filing Fee.............................................   10,648.75
New York Stock Exchange Listing Fee.........................      *
Depositary Fees.............................................      *
Custodian Fees..............................................      *
Printing Costs..............................................      *
Legal Fees..................................................      *
Accounting Fees.............................................      *
Miscellaneous...............................................      *
                                                              ----------
    TOTAL...................................................  $   *
                                                              ==========

------------------------

*   To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    There are no statutory provisions under applicable Dominican law for the indemnification or insuring of directors and officers against liability.

    Pursuant to Dominican law, shareholders are asked to vote upon the performance of management at annual shareholders' meetings. The Company's vigilance officer delivers a report on the financial performance of the Company and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to the Company or its shareholders arising out of actions taken or any failure to take actions by any of them on behalf of the Company during the prior fiscal year, with certain exceptions, and shareholders will likely fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against the officers and directors of the Company.

    Article 48 of the Company's by-laws provides that the Company shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or any predecessor of the Company, or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company or any predecessor of the Company.

    The Company shall pay any expenses reasonably incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company under
Article 48 or otherwise. The Company may, by action of its Board of Directors, provide for the payment of such expenses incurred by employees and agents of the Company as it deems appropriate.

ITEM 16. EXHIBITS.

    (a) Exhibits

 1.1  --   Form of Underwriting Agreement.(*)

 2.1  --   Not applicable.

 4.1  --   Form of Class A Common Stock Certificate (Incorporated by
           reference to Exhibit 4.1 to the Company's Amendment No. 1 to
           Registration Statement on Form F-1, filed on May 1, 1998).

 4.2  --   Form of American Depositary Receipt (included as part of
           Exhibit 4.3) (Incorporated by reference to Exhibit 4.2 to
           the Company's Registration Statement on Form F-1, filed on
           April 2, 1998).

 4.3  --   Form of Deposit Agreement between The Bank of New York,
           TRICOM, S.A. and owners and holders of American Depositary
           Receipts (Incorporated by reference to Exhibit 4.3 to the
           Company's Registration Statement on Form F-1, filed on April
           2, 1998).

 5.1  --   Opinion of Paul, Hastings, Janofsky & Walker LLP regarding legality.(*)

 8.1  --   Tax Opinion of Paul, Hastings, Janofsky & Walker LLP.(*)

 8.2  --   Tax Opinion of Pellerano & Herrera.(*)

15.1  --   Not Applicable.

23.1  --   Consent of Peat, Marwick, Mitchell & Co. (member firm of
           KPMG International in the Dominican Republic).

23.2  --   Consent of Paul, Hastings, Janofsky & Walker LLP (included as part of Exhibit 5.1 above).(*)

23.3  --   Consent of Pellerano & Herrera.(*)

24.1  --   Power of Attorney for directors and officers of TRICOM, S.A.
           (included on page II-6).

25    --   Not Applicable.

26    --   Not applicable.

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santo Domingo, Dominican Republic on March 16, 2000.

                                                       TRICOM, S.A.

                                                       By:       /s/ MANUEL ARTURO PELLERANO PENA
                                                            -----------------------------------------
                                                                  Manuel Arturo Pellerano Pena,
                                                              CHAIRMAN OF THE BOARD OF DIRECTORS AND
                                                                            PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby appoints Manuel Arturo Pellerano Pena and Carl H. Carlson, and each of them acting singly, as his true and lawful attorney-in-fact to sign in his behalf and individually and in the capacity stated below and to file all amendments (including post-effective amendments) and make such changes and additions to this Registration Statement, including any subsequent registration statement for the same offering that may be filed under Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----
          /s/ MANUEL ARTURO PELLERANO PENA             Chairman of the Board of
     -------------------------------------------       Directors and President         March 16, 2000
            Manuel Arturo Pellerano Pena               (Principal Executive Officer)

               /s/ HECTOR CASTRO NOBOA
     -------------------------------------------       Vice President of the Board of  March 16, 2000
                 Hector Castro Noboa                   Directors

                                                       Secretary of the Board of
               /s/ MARCOS J. TRONCOSO                  Directors, Executive Vice
     -------------------------------------------       President and Member of the     March 16, 2000
                 Marcos J. Troncoso                    Office of the President

                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----
                                                       First Vice President, Finance
                                                       and Administrative Division
                /s/ CARLOS F. VARGAS                   and Chief Financial Officer
     -------------------------------------------       (Principal Financial Officer    March 16, 2000
                  Carlos F. Vargas                     and Principal Accounting
                                                       Officer)

               /s/ JUAN FELIPE MENDOZA
     -------------------------------------------       Director                        March 16, 2000
                 Juan Felipe Mendoza

                /s/ ANIBAL DE CASTRO
     -------------------------------------------       Director                        March 16, 2000
                  Anibal de Castro

              /s/ RAISA GIL DE FONDEUR
     -------------------------------------------       Director                        March 16, 2000
                Raisa Gil de Fondeur

                /s/ FERNANDO A. SIMO
     -------------------------------------------       Director                        March 16, 2000
                  Fernando A. Simo

                   /s/ KEVIN WILEY
     -------------------------------------------       Director                        March 16, 2000
                     Kevin Wiley

                  /s/ JESUS BARONA
     -------------------------------------------       Director                        March 16, 2000
                    Jesus Barona

                /s/ FERNANDO RAINIERI
     -------------------------------------------       Director                        March 16, 2000
                  Fernando Rainieri

             /s/ JOSE MANUEL VILLALVAZO
     -------------------------------------------       Director                        March 16, 2000
               Jose Manuel Villalvazo

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE

    Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of TRICOM, S.A. has signed this Registration Statement or amendment in Santo Domingo, Dominican Republic on March 16, 2000.

                                                       TRICOM USA, INC

                                                       By:             /s/ CARL H. CARLSON
                                                            -----------------------------------------
                                                                         Carl H. Carlson
                                                                          VICE PRESIDENT

                               INDEX TO EXHIBITS

      EXHIBITS                                                                                   PAGE
---------------------                                                                          --------
         1.1             --      Form of Underwriting Agreement.(*)

         2.1             --      Not applicable.

         4.1             --      Form of Class A Common Stock Certificate (Incorporated by
                                   reference to Exhibit 4.1 to the Company's Amendment No. 1
                                   to Registration Statement on Form F-1, filed on May 1,
                                   1998).

         4.2             --      Form of American Depositary Receipt (included as part of
                                   Exhibit 4.3) (Incorporated by reference to Exhibit 4.2 to
                                   the Company's Registration Statement on Form F-1, filed on
                                   April 2, 1998).

         4.3             --      Form of Deposit Agreement between The Bank of New York,
                                   TRICOM, S.A. and owners and holders of American Depositary
                                   Receipts (Incorporated by reference to Exhibit 4.3 to the
                                   Company's Registration Statement on Form F-1, filed on
                                   April 2, 1998).

         5.1             --      Opinion of Paul, Hastings, Janofsky & Walker LLP regarding legality.(*)

         8.1             --      Tax Opinion of Paul, Hastings, Janofsky & Walker LLP.(*)

         8.2             --      Tax Opinion of Pellerano & Herrera.(*)

        15.1             --      Not Applicable.

        23.1             --      Consent of Peat, Marwick, Mitchell & Co. (member firm of
                                   KPMG International in the Dominican Republic).

        23.2             --      Consent of Paul, Hastings, Janofsky & Walker LLP (included as part of Exhibit 5.1 above).(*)

        23.3             --      Consent of Pellerano & Herrera.(*)

        24.1             --      Power of Attorney for directors and officers of TRICOM, S.A.
                                   (included on page II-6).

        25               --      Not Applicable.

        26               --      Not applicable.

------------------------

*   To be filed by amendment.